As filed with the Securities and Exchange Commission on December 14, 2005

Registration No. 333-122265

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8

TO

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

BUY.COM INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5734	33-0816584
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

85 Enterprise, Suite 100

Aliso Viejo, California 92656

(949) 389-2000

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Neel Grover

President and Chief Operating Officer

Buy.com Inc.

85 Enterprise, Suite 100

Aliso Viejo, California 92656

(949) 389-2000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Scott R. Santagata J.R. Kang Joe Hayashi Dorsey & Whitney LLP 38 Technology Drive Irvine, California 92618 (949) 932-3600	Michael S. Kagnoff Jeffrey C. Thacker Joanne A. Doughty Heller Ehrman LLP 4350 La Jolla Village Drive, 7th Floor San Diego, California 92122 (858) 450-8400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 14, 2005

PROSPECTUS

4,166,668 Shares

Common Stock

We are selling 4,166,668 shares of our common stock. The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 625,000 shares to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $11.00 and $13.00 per share. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “BUYY”.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 7.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Buy.com Inc.	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

Stifel Nicolaus

                    , 2005

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You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Buy.com®, The Internet SuperstoreTM, BuyMusic®, BuyNetworkTM, BuyServicesTM and YubTM are our United States trademarks. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the “Risk Factors” and the consolidated financial statements and related notes, before making an investment decision.

Our Business

We are a leading e-commerce company focused on providing our customers with a positive shopping experience and a broad selection of high-quality technology and entertainment retail goods at competitive prices. Our easy-to-use website, located at www.buy.com, provides detailed product information, real-time data regarding product availability and order status, and access to our 24-hour customer service. We offer approximately two million products identified as stock keeping units, or SKUs, including consumer electronics, computer hardware and software, cell phones, books, music, video, games, digital music downloads, toys and sporting goods. Major brands we offer include Canon, Hewlett-Packard, Linksys, Samsung and SanDisk. We outsource a majority of our operating infrastructure, including distribution, fulfillment and first-level customer service and support, and use our proprietary product sourcing engine to effectively integrate with our multiple distribution partners. Our operating model minimizes our capital investment requirements, eliminates our need to carry inventory and allows us to respond rapidly to product and price changes. By taking advantage of these benefits, we believe we are able to offer a broader selection of products at competitive prices and operate with lower operating expenses than many of our competitors.

Since our launch in 1997, more than seven million unique customers have made a purchase from us, and within the last 12 months, more than 1.5 million unique customers have purchased our products. In addition, more than 50% of our annual revenues have been generated from repeat customers. As part of our ongoing strategy, we continue to implement programs intended to generate additional revenues and take advantage of the large volume of traffic on our website. In February 2005, we launched Yub.com, an online mall and social networking site designed to create an online community where members can meet, interact and share perspectives on a variety of consumer products and where members are rewarded for purchasing goods through third-party online retailers including Buy.com. We believe Yub.com will provide additional value to our existing customers as well as increase the traffic of potential new customers to our Buy.com website.

Market Opportunity

The use of the Internet and online purchases by consumers continue to grow. According to Forrester Research, Inc., an independent market research firm, online purchases by U.S. consumers are expected to grow from approximately $144 billion in 2004 to approximately $331 billion by 2010. Jupiter Research, another independent market research firm, estimated in its January 2004 report that the percentage of the U.S. population purchasing products online will increase from 34% in 2003 to approximately 50% in 2008, or to more than 150 million total individuals. In addition, the markets for technology and consumer electronics goods are expanding rapidly. According to the Consumer Electronics Association, or CEA, a trade association supporting the consumer technology industry, consumer electronics sales are projected to reach $158 billion in 2008.

Our Solution

We believe our business model and technology-enabled outsourcing approach allow us to compete effectively with other online and offline retailers while providing our customers and distributors with numerous benefits. Key elements of our solution include:

•	Providing a Broad and Deep Product Selection. We offer approximately two million SKUs across multiple merchandise categories.

•	Offering a High Percentage of In-stock Products. Our Buy.com website is updated frequently based on feedback from our suppliers to reflect in-stock inventory, which keeps our merchandise selection relevant for our customers.

•	Delivering a Positive Shopping Experience. We provide our customers with an easy-to-use website with a number of value-added features, including in-depth product information, customer reviews, and real-time data regarding product availability and order status.

•	Offering Compelling Value. We offer low prices on high-quality, brand-name products together with competitive shipping offers, timely and accurate order fulfillment and 24-hour customer support.

•	Creating a Strong Brand and a Loyal Customer Base. We have strengthened our Buy.com brand over the past seven years through our advertising, marketing and promotional campaigns, which has resulted in a strong repeat customer base.

•	Investing in a Flexible and Scalable Technology Infrastructure. Our technology infrastructure provides us with the ability to process large transaction volumes, merchandise our broad selection of products and respond rapidly to new product releases or excess inventory opportunities from our distributors.

Our Strategy

Our objective is to become the leading e-commerce company focused on retail commerce and services. Key elements of our strategy include:

•	expanding awareness of our brand;

•	improving the overall customer experience;

•	optimizing our customer acquisition efforts;

•	attracting young consumers and building their loyalty to our brand;

•	capitalizing on complementary business opportunities; and

•	expanding our product offerings.

Recent Developments

In December 2005, Digital River Inc. acquired Commerce5 Inc., a company in which we were a minority stockholder. Our stock ownership in Commerce5 resulted from the spin-off of one of our subsidiaries in 1999. In connection with the acquisition of Commerce5, we are entitled to receive approximately $12.4 million (of which approximately $2.2 million will be held in escrow and subject to potential indemnification claims of the buyer) in exchange for our shares of Commerce5 and our termination of a non-competition agreement to which Commerce5 was subject as a result of the 1999 spin-off. We intend to use our proceeds from the Commerce5 transaction to repay our existing indebtedness to ThinkTank Holdings LLC, a company owned by Scott Blum, our Chief Executive Officer, Chairman and principal stockholder. As of December 14, 2005, we owed to ThinkTank Holdings approximately $9.6 million, which includes all accrued and unpaid interest.

Corporate Information

We were formed as a California limited liability company in June 1997 under the name BUYCOMP LLC and we incorporated in Delaware as Buy Corp. in August 1998. In November 1998, we changed our name to BUY.COM INC. We completed an initial public offering of our common stock in February 2000. In November 2001, we completed a merger transaction pursuant to which we became a privately held corporation and changed our name to Buy.com Inc. Our executive offices are located at 85 Enterprise, Suite 100, Aliso Viejo, California 92656, and our telephone number is (949) 389-2000. Our primary websites are located at www.buy.com and www.yub.com. The information contained in, or that can be accessed through, our websites does not constitute a part of this prospectus.

THE OFFERING

Common stock offered by Buy.com	4,166,668 Shares

Common stock to be outstanding after this offering	18,885,930 Shares

Use of proceeds	For working capital and other general corporate purposes, including enhancing our infrastructure and expanding sales and marketing activities. In addition, we will reserve and restrict from use a portion of the net proceeds of this offering as guarantees for our obligations to certain of our distributors and our credit card processor. We may also use a portion of the net proceeds for acquisitions and investments in complementary businesses, technologies and strategic relationships. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in shares of our common stock.

Proposed Nasdaq National Market symbol	BUYY

The number of shares of common stock outstanding after this offering is based on 14,719,262 shares outstanding as of October 31, 2005 and does not include, as of such date, 3,273,179 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $5.54 per share and 59,845 shares of common stock reserved for future grant or issuance under our existing stock option plans. Our 2005 Equity Incentive Plan will become effective upon the effectiveness of the registration statement, of which this prospectus forms a part, and 1,100,000 shares of common stock will be reserved for issuance under such plan, of which 88,221 shares will be issuable pursuant to options to be granted upon the effectiveness of the plan.

Unless otherwise indicated, all information in this prospectus:

•	reflects a 0.1144 for one reverse stock split effected in October 2005;

•	the adoption of an amended and restated certificate of incorporation and bylaws, which will be effective upon the completion of this offering;

•	assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of common stock from our selling stockholders;

•	assumes that no other person will exercise any other outstanding option; and

•	assumes that the initial public offering price will be $12.00 per share, which is the midpoint of the range set forth on the cover of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data for the periods presented. You should read this data in conjunction with the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements. The summary consolidated financial data for the nine months ended September 30, 2005 are derived from our unaudited consolidated financial statements.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(In thousands except share and per share data)
				(unaudited)
Consolidated Statement of Operations Data:
Net revenues	$301,674	$238,185	$290,798	$202,601	$233,999
Gross profit	31,645	28,915	29,782	19,097	23,437
Operating loss	(22,511)	(24,376)	(13,349)	(12,488)	(8,386)

Net loss	$(22,743)	$(25,613)	$(15,380)	$(14,005)	$(8,506)

Net loss per share:
Basic and diluted	$(1.69)	$(1.83)	$(1.05)	$(0.96)	$(0.58)
Shares used in computation of basic and diluted net loss per share	13,474,546	13,999,826	14,588,506	14,544,921	14,719,262

	As of September 30, 2005
	Actual	As Adjusted	Pro Forma As Adjusted
	(In thousands)
Consolidated Balance Sheet Data:
Cash	$485	$45,710	$40,710
Restricted cash	167	167	5,167
Working capital	(31,170)	14,055	14,055
Notes payable to principal stockholder	6,250	6,250	6,250
Stockholders’ equity (deficit)	(18,005)	27,220	27,220

The as adjusted information in the consolidated balance sheet data table gives effect to the receipt of the estimated net proceeds from the sale of the 4,166,668 shares offered by this prospectus at the assumed initial offering price of $12.00 per share, less the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted consolidated balance sheet data reflects the receipt of such estimated net proceeds as well as the reserve of approximately $5.0 million, which will serve as guarantees for our obligations to certain of our distributors and other vendors. As described in “Prospectus Summary—Recent Developments,” in connection with the acquisition of Commerce5 by Digital River Inc., we are entitled to receive approximately $12.4 million, of which approximately $2.2 million will be held in escrow and subject to potential indemnification claims of the buyer. We intend to use our proceeds from that transaction to repay our indebtedness to ThinkTank Holdings LLC, a company owned by our principal stockholder. As of September 30, 2005, the balance on our notes payable to our principal stockholder was approximately $6.9 million, which included $608,000 of accrued and unpaid interest. As of December 14, 2005, the balance on such outstanding indebtedness was $9.6 million, which includes $766,000 of accrued and unpaid interest.

NON-GAAP FINANCIAL DATA

Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” and other provisions of the Securities Exchange Act of 1934, as amended, define and prescribe the conditions for use of certain non-GAAP financial information. We provide “Adjusted EBITDA,” which is a non-GAAP financial measure, which we calculate as net loss before amortization of stock-based compensation and warrants, depreciation, amortization of intangibles, impairment charges, restructuring charge and other income (expense). Other income (expense) primarily represents interest expense. We believe that “Adjusted EBITDA” provides important supplemental information to investors.

This non-GAAP financial measure is used in addition to, and in conjunction with, results presented in accordance with GAAP. This non-GAAP financial measure should not be relied upon to the exclusion of our GAAP financial measures. This non-GAAP financial measure reflects an additional way of viewing aspects of our operations that we believe, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our business. Management strongly encourages investors to review our consolidated financial statements in their entirety and to not rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare this financial measure with other companies’ non-GAAP financial measures having the same or similar names. For information about our financial results as reported in accordance with GAAP, see our “Consolidated Financial Statements” starting on page F-1.

	Three Months Ended
	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005
	(In thousands)
	(unaudited)
Consolidated Statement of Operations Data:
Net revenues	$62,465	$67,612	$72,524	$88,197	$74,341	$76,984	$82,674
Gross profit	5,663	6,525	6,909	10,685	8,044	7,701	7,692
Operating loss	(5,373)	(3,576)	(3,539)	(861)	(3,611)	(2,795)	(1,980)

Net loss	$(5,841)	$(4,097)	$(4,067)	$(1,375)	$(4,131)	$(2,121)	$(2,254)

Adjusted EBITDA Calculation:
Net loss	$(5,841)	$(4,097)	$(4,067)	$(1,375)	$(4,131)	$(2,121)	$(2,254)
Amortization of stock-based compensation and warrants	574	574	574	574	664	399	(1,027)
Depreciation	560	540	534	468	237	122	68
Amortization of intangibles	42	42	42	43	42	42	38
Other (income) expense	468	521	528	514	520	(674)	274

Adjusted EBITDA	$(4,197)	$(2,420)	$(2,389)	$224	$(2,668)	$(2,232)	$(2,901)

RISK FACTORS

You should consider carefully the following risks before you decide to purchase our common stock. Additional risks and uncertainties not presently known to us or that we currently believe are not important may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

We have incurred substantial losses to date and may not be able to achieve or maintain profitability in the future

We have a history of losses. During the years ended December 31, 2002, 2003 and 2004, we had net losses of $22.7 million, $25.6 million and $15.4 million, respectively. For the nine months ended September 30, 2005, we had a net loss of $8.5 million and, as of September 30, 2005, we had an accumulated deficit of $418.1 million. Our ability to achieve or maintain profitability given our planned business strategy depends upon a number of factors, including our ability to increase revenues, achieve or maintain vendor relationships, procure merchandise and fulfill orders in an efficient manner, leverage our fixed cost structure, and maintain customer acquisition costs at acceptable levels. We will need to significantly increase our product revenues in order to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our ability to achieve or maintain profitability will depend on our ability to manage and control operating expenses while we seek to generate and sustain increased levels of revenues. We may incur losses in the future due to additional costs and expenses related to:

•	the introduction of new, or the expansion of our existing, product offerings or services;

•	brand development, marketing and other promotional activities;

•	the continued development of our websites, transaction processing systems and network infrastructure;

•	the development of strategic relationships;

•	potential strategic acquisitions; and

•	compliance with the various provisions of the Sarbanes-Oxley Act of 2002, including the internal control reporting requirements.

Due to the evolving and unpredictable nature of our industry and the need for us to evolve our business to adapt to changes in our industry, we may not be able to accurately predict our future revenues or operating expenses. We base our current and future expense levels and our investment plans on estimates of future net revenues and rate of growth. We have a number of fixed expenses and we may not be able to reduce our spending quickly enough if our net revenues fall short of our expectations.

The seasonality of our business places increased strain on our operations and may inflate our cash position at year-end

We expect a disproportionate amount of our annual net revenues to be realized during the fourth quarter of our fiscal year. If too many customers access our websites within a short period of time due to increased demand during that quarter, we may experience system interruptions that make our websites unavailable to take customer orders. In addition, during these peak periods, our distributors who provide fulfillment services to our customers may be unable to meet the seasonal demand. If we are unable to meet customer demand for our products during these peak periods, our revenues and future growth could be significantly affected. Furthermore, we, along with our third-party customer service vendor and our distributors, may be unable to adequately staff operations during these periods.

We generally have payment terms with our vendors that extend beyond the amount of time necessary to collect proceeds from our customers. As a result of holiday sales, at December 31 of each year, our cash, cash equivalents and marketable securities balances reach their highest level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable. Our accounts payable balance will generally decline during the first three months following year-end, which will result in a decline in the amount of cash, cash equivalents and marketable securities on hand.

Our future operating results may fluctuate and may fail to meet market expectations, which could adversely affect the market price of our common stock

We expect that our revenues and operating results will continue to fluctuate significantly from quarter to quarter due to various factors, many of which are beyond our control. If our quarterly revenues or operating results fall below the expectations of investors or securities analysts, the price of our common stock could significantly decline.

The factors that could cause our operating results to fluctuate include, but are not limited to:

•	seasonality of the business, reflecting the retail industry’s general pattern of peak sales during the fourth quarter;

•	price competition on the Internet or higher wholesale prices in general;

•	our ability to maintain and expand our vendor and distribution relationships;

•	increases in the cost of online or offline advertising;

•	unexpected increases in shipping costs or delivery times;

•	our ability to build and maintain customer loyalty;

•	the success of our brand-building and marketing campaigns;

•	fluctuations in the amount of consumer spending on the Internet;

•	government regulations related to use of the Internet for commerce, including the application of existing tax regulations to Internet commerce and changes in tax regulations;

•	technical difficulties, system downtime or Internet brownouts; and

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure.

We face intense competition and operate in an industry with limited barriers to entry, and some of our competitors may be better positioned to capitalize on the rapidly growing e-commerce market

The e-commerce market is rapidly evolving and intensely competitive. We currently compete with online retailers, traditional offline retailers who sell their products online, and traditional offline retailers. Barriers to entry are limited, and current and new competitors can launch websites at a relatively low cost. New technologies and the expansion of existing technologies also increase the competitive pressure we face. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical, management and other resources than we do. In addition, some of our competitors have used and may continue to use aggressive pricing or inventory availability practices and devote substantially more resources to website and system development than we do. We expect that competition will further intensify in the future as Internet use and online commerce continue to grow worldwide. Increased competition may result in reduced operating margins, reduced profitability, loss of market share and diminished brand recognition.

We compete not only for customers, but also for favorable product allocations and cooperative advertising support from product manufacturers. Some of our competitors could enter into exclusive distribution arrangements with our vendors and deny us access to their products and devote greater resources to marketing and promotional campaigns. In addition, some manufacturers, whose products we offer on our websites, sell their products directly to customers.

We would also experience significant competitive pressure if any of our distribution partners were to initiate their own retail operations. Since our distributors have access to merchandise at very low costs, they could sell products at lower prices and maintain a higher gross margin on their product sales than we can. In this event, our current and potential customers may decide to purchase directly from these distributors. Increased competition from any distributor capable of maintaining high sales volumes and acquiring products at lower prices than us could significantly reduce our market share and adversely impact our financial results.

We may be subject to liability for sales and other taxes and penalties

We currently collect sales or other similar taxes only on the shipment of goods to the states of California, Maryland, Massachusetts and Tennessee. The U.S. Supreme Court has ruled that vendors whose only connection with customers in a state is by common carrier or the U.S. mail are free from state-imposed duties to collect sales and use taxes in that state. However, states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies such as ours, which engage in or facilitate online commerce, based on their interpretation of existing laws, including the Supreme Court ruling, or specific facts relating to the company. If sales tax obligations are successfully imposed upon us by a state or other jurisdiction, we could be exposed to substantial tax liabilities for past sales and penalties and fines for failure to collect sales taxes. We could also suffer decreased sales in that state or jurisdiction as the effective cost of purchasing goods from us increases for those residing in that state or jurisdiction.

In addition, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s apparent position regarding sales and use taxes on Internet sales. If any of these initiatives are enacted, we could be required to collect sales and use taxes in additional states and our revenues could be adversely affected. Furthermore, the U.S. Congress has not yet extended a moratorium, which was first imposed in 1998 but has since expired, on state and local governments’ ability to impose new taxes on Internet access and Internet transactions. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us as well as substantially impair the growth of e-commerce and adversely affect our revenues and profitability. Since our service is available over the Internet in multiple states, these jurisdictions may require us to qualify to do business in these states. If we fail to qualify in a jurisdiction that requires us to do so, we could face liabilities for taxes and penalties.

We are currently the subject of a sales tax audit by the New York State Department of Taxation and Finance (NYSDTF) for the period beginning with our inception through May 2002. The NYSDTF believes that we may have had an obligation to collect and remit sales taxes based on a contract we had with a New York based provider of extended warranties that are available for purchase on our website. We do not agree with the position of the NYSDTF, but the NYSDTF may assess sales tax, interest or penalties. An assessment by the NYSDTF may be in excess of $10 million. We have not accrued a reserve for such exposure. If the NYSDTF issues an assessment and we do not prevail on our challenges to it, we may be required to remit the amount of any assessment plus additional penalties and interest.

We must continue to develop and maintain the Buy.com brand, which is costly and may not generate corresponding revenues

Maintaining and strengthening the Buy.com brand is an important factor in attracting new customers, building customer loyalty and attracting advertisers. Accordingly, we intend to continue to implement promotional strategies to enhance our brand. These initiatives require significant expenditures. For example, we recently launched a marketing and branding campaign which will result in substantial expenditures, and we intend to use a significant portion of the proceeds of this offering to support that campaign during the next 12 to 18 months. This campaign includes newspaper advertisements which we began in September and television advertisements commenced in October in preparation for the holiday shopping season. If we are unsuccessful in our promotional efforts, we may not be able to recover these expenses or increase our revenues or margins.

Our ability to build and strengthen the Buy.com brand depends largely on:

•	the success of our advertising and promotional efforts;

•	our ability to provide our customers with a broad range of products at competitive prices and shipping offers; and

•	our ability to provide high quality customer service.

We cannot be certain that our current or future advertising and promotional efforts will be a successful means of customer acquisition or that this allocation of resources will provide additional revenues commensurate with this dedication of our resources. If we fail to promote and maintain our brand, or if we incur excessive expenses attempting to promote and maintain our brand, our business may suffer.

We depend on search engines, price engines and portals to attract customers to our websites, and losing these sources would adversely affect our revenues and financial results

Many consumers access our websites by clicking through search results displayed by Internet search engines, price engines and portals. Internet search engines typically provide two types of search results, algorithmic listings and purchased listings. Algorithmic listings cannot be purchased and instead are determined and displayed solely by a set of formulas utilized by the search engine. Purchased listings can be bought by advertisers in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract and direct consumers to our websites. Search engines, price engines and portals revise their algorithms from time to time in an attempt to optimize their search results. If one or more of the search engines, price engines or portals on which we rely for algorithmic listings were to modify its algorithms or its general methodology for how it displays our listings, resulting in fewer consumers clicking through to our websites, our financial results would be adversely affected. If any free search or price engine which we rely upon begins charging fees for listing or placement, or if one or more of the search engines, price engines or portals on which we rely for purchased listings, modifies or terminates its relationship with us, our expenses could rise, we could lose customers and traffic to our websites could decrease.

If we fail to offer a broad selection of products and brands that customers find attractive, our revenues could decrease

In order to meet our strategic goals, we must successfully offer, on a continuous basis, a broad selection of appealing products that reflect our customers’ preferences. Consumer tastes are subject to frequent, significant and sometimes unpredictable changes. To be successful, our product offerings must be broad and deep in scope, affordable, well-made, innovative and attractive to a wide range of consumers whose preferences may change regularly. We cannot predict with certainty that we will be successful in offering products that meet these requirements. If our product offerings fail to satisfy customers’ tastes or respond to changes in customer preferences, our revenues could decline. In addition, any failure to offer products that satisfy customers’ preferences could allow our competitors to gain market share.

Consumers are also highly brand conscious, especially for products such as consumer electronics, and it is essential to our success that we offer the brand names that they are seeking. Manufacturers may decide, for reasons beyond our control, not to offer particular products for sale on the Internet and some manufacturers may also cause our distributors to not sell their products to us. If we cannot supply the right brand names for products to our customers, our business results would suffer significantly.

A decline in demand for consumer electronics and other technology related products could have a significant adverse effect on our operating results

Our operating results substantially depend on revenues from the sale of consumer electronics and other technology products. To date, a substantial majority of our revenues have been derived from consumer electronics and technology products. We derived 87% and 89% of our revenues from such products for the year ended December 31, 2004 and for the nine months ended September 30, 2005, respectively. We expect that revenues from these products will continue to represent a majority of our total product revenues during the next 12 months and for the foreseeable future. We could experience declines in these product revenues due to several factors, including, but not limited to:

•	decreased customer demand for consumer electronics and other technology related products, such as computer hardware, software and peripheral products;

•	increased price competition from our competitors;

•	technological obsolescence of the consumer electronics or other technology related products that we offer; or

•	decisions by manufacturers of consumer electronics and other technology related products to curtail or eliminate the sale of products or categories of products over the Internet by us.

If we are unable to maintain our current sales levels of consumer electronics and other technology related products, our financial condition and results of operations would suffer.

We are dependent upon third parties for our distribution and fulfillment operations, and we do not have long-term contractual agreements with many of these parties

We outsource our entire distribution and fulfillment operation and are dependent on our distributors to manage inventory, process orders and distribute products to our customers in a timely manner. We do not have long-term agreements with many of these third parties. If we do not maintain our existing relationships with our distributors on acceptable commercial terms, we may not be able to continue to offer a broad selection of merchandise at low prices, and our sales may decrease. In addition, several of our distributors currently subsidize portions of our free shipping promotions without any contractual obligation to maintain such subsidies. Any decision by such distributors to discontinue any free shipping program subsidy would harm our financial condition and results of operations.

Furthermore, although we have worked to establish a network of distributors from whom we can obtain our products and worked to establish relationships with more than one distributor for products that constitute a significant portion of our revenues, we have historically depended on, and continue to depend on Ingram Micro, Inc. to provide a majority of the products we sell on our Buy.com website.

Ingram Micro is our largest distributor and fulfilled more than 66% of our orders, based on revenues, in 2004. As required by the terms of our distributor agreement with Ingram Micro, we use Ingram Micro as our primary distributor for various computer products, including computer hardware and software products (excluding electronic software downloads). We do not have a long-term agreement with Ingram Micro, and Ingram Micro is not generally required to set aside any amount of inventory to fulfill our orders or to give our orders priority over other resellers to whom it sells products. Our agreement with Ingram Micro renews automatically for one-year periods in August of each year, and it may be canceled at any time with or without cause with 120 days’ notice by either party. A disruption in our relationship with Ingram Micro could lead to delays in our ability to fulfill our customers’ orders.

We have limited control over the actions of our distributors or the third-party carriers upon which they rely

Our success depends on our ability to quickly and accurately fulfill orders. However, because we outsource to distributors a number of traditional retail functions, including maintaining inventory and preparing merchandise for shipment to individual customers, we have limited control over how and when orders are fulfilled. We also have limited control over the products that our distributors purchase or keep in stock, and our agreements with most of our distributors do not require them to set aside any amount of inventory to fulfill our orders or to give our orders priority over other resellers to whom they sell. Our distributors may not accurately forecast the products that will be in high demand or they may allocate popular products to other resellers, resulting in the unavailability of popular products for sale on our websites. In addition, our distributors rely upon third-party carriers for timely delivery of our product shipments. As a result, we are subject to carrier disruptions and increased costs due to factors that are beyond our control, including employee strikes, inclement weather and increased fuel costs. Any inability to offer popular products and any failure to deliver products to our customers in a timely and accurate manner may damage our reputation and brand and could cause us to lose customers.

We are dependent upon third parties for customer service and other significant functions, and if there are interruptions or other problems with our third-party service providers, our business and results of operations would be substantially harmed

In addition to our distributors, our operations are also very dependent upon a number of other third parties, including vCustomer Corporation for first-level customer service and support, Chase Merchant Services for credit card processing and SAVVIS Communications Corporation for co-location of our system infrastructure and database servers. Any disruption in or reduction in quality of the services that they provide may harm our business and results of operations.

We outsource our first-level customer service and support to vCustomer, a U.S.-based provider of offshore customer service support. We depend on vCustomer’s representatives to handle customer inquiries and comments. Our agreement with vCustomer continues until January 1, 2007 and does not renew automatically. vCustomer may not continue to perform these services to our satisfaction or on commercially reasonable terms, or at all. Any decrease in the quality of service provided by vCustomer, any interruption in our arrangement with vCustomer, or our inability to provide alternate customer service and support in the event that our agreement with vCustomer is terminated or expires and is not renewed may lead to dissatisfaction by our customers. If our customers or prospective customers become dissatisfied with the service provided by vCustomer, our reputation could suffer, which could harm our revenues, business, prospects, financial condition and results of operations.

Similarly, any disruption in the services provided by Chase Merchant Services or SAVVIS could result in an inability to process orders or payments for orders, as well as loss of certain information necessary to do so. Our agreement with Chase Merchant Services for payment processing provides that Chase Merchant Services may change processing terms and reserve amounts, suspend credits and payments, and even terminate the agreement upon the occurrence of certain events, including but not limited to excessive chargebacks, a material adverse change in our business or financial condition, or other events that Chase Merchant Services believes increases its exposure to chargebacks or to financial or security risks. In addition, our pricing and fees under the Chase Merchant Services agreement are subject to certain volume and average transaction amount requirements, and Chase Merchant Services may terminate the agreement upon 90 days’ written notice upon the failure of our transactions to conform to these requirements. Any interruptions in the operations and services provided by Chase Merchant Services or SAVVIS, including interruptions resulting from telecommunications failure or from the transfer of operations to a different service provider, could damage our reputation and brand and substantially harm our business and results of operations.

We rely on key personnel and may need additional personnel for the success and growth of our business

Our business is largely dependent on the personal efforts and abilities of key personnel including Scott Blum, our Chairman and Chief Executive Officer; Neel Grover, our President and Chief Operating Officer; and Robert Price, our Chief Financial Officer. We do not have employment agreements with any of our officers or employees and they can terminate their employment relationship with us at any time. We do not maintain key person life insurance on any officer or employee. Our performance also depends on our ability to identify, attract, retain and motivate highly skilled technical, managerial, merchandising, marketing and customer service personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The loss of any key employee or our inability to attract or retain other qualified employees could harm our business and results of operations.

Our growth and operating results could suffer if we are unable to meet our future capital needs

We intend to use approximately $25.0 million of the proceeds from this offering for an advertising campaign to strengthen our brand. See also “Use of Proceeds.” We believe that the remaining net proceeds from this offering will be sufficient to satisfy our working capital requirements through the next 12 months. However, our future capital requirements may vary materially from those now planned or anticipated. Changes in our operating plans, lower than anticipated revenues, increased expenses or other events may cause us to seek additional debt or equity financing in the future. In addition, we may need to raise additional capital in the future to:

•	fund more rapid expansion;

•	develop new product categories or enhanced services;

•	fund acquisitions; or

•	respond to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. Furthermore, any new securities could have rights, preferences and privileges senior to those of our common stock. We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, implement new operating plans, develop or enhance our products or services or respond to competitive pressures.

Our recent and planned expansion into new product offerings and services is costly, risky and may not be profitable

We continue to pursue an expansion strategy, launching new product offerings and services. Continued expansion of our business requires substantial expenses and development, operations and editorial resources, and strains our management, financial and operational resources. As we expand into other product or service offerings, we risk diluting our brand name and confusing customers. In addition, we could be exposed to additional or unexpected risks as we enter into new business areas and may be forced to abandon our current business model or alter our strategic plans. If our expansion efforts are unsuccessful, our business may suffer and we may lose potential market opportunities.

In addition, although we have no present commitments or agreements with respect to any material acquisitions or investments, we have pursued in the past, and may pursue in the future, the acquisition of new or complementary businesses or technologies. We may not be able to expand our business and operations in a cost-effective or timely manner and these efforts may not achieve market acceptance. Furthermore, any new business or website that we launch which is not favorably received by customers could damage our reputation or the Buy.com brand.

The success of our business depends on the continued growth of the Internet as a retail marketplace and the related expansion of the Internet infrastructure

Our future success depends upon the continued and widespread acceptance and adoption of the Internet as a vehicle to purchase products. If customers or manufacturers are unwilling to use the Internet to conduct business and exchange information, our business will fail. The commercial acceptance and use of the Internet may not continue to develop at historical rates, or may not develop as quickly as we expect. The growth of the Internet, and in turn the growth of our business, may be inhibited by concerns over privacy and security, including concerns regarding “viruses” and “worms,” reliability issues arising from outages or damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle the demands of increased Internet activity, decreased accessibility or increased government regulation, and taxation of Internet activity. In addition, our business growth may be adversely affected if the Internet infrastructure does not keep pace with the growing Internet activity and is unable to support the demands placed upon it, or if there is any delay in the development of enabling technologies and performance improvements.

We could be liable for breaches of security on our websites

A fundamental requirement for e-commerce is the secure transmission of confidential information over public networks. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. We may be required to expend significant capital and other resources to protect against potential security breaches or to alleviate problems caused by any breach. We rely on licensed encryption and authentication technology to provide the security and authentication necessary for secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the algorithms that we use to protect customer transaction data. In the event someone circumvents our security measures, it could seriously harm our business and reputation and we could lose customers. Security breaches could also expose us to a risk of loss or litigation and possible liability for failing to secure confidential customer information.

Poor economic conditions may constrain discretionary consumer spending on retail products such as ours

Consumer spending patterns, particularly discretionary spending for products such as ours, are affected by, among other things, prevailing economic conditions, stock market volatility, wars, threats of war, acts of terrorism, wage rates, interest rates, inflation, taxation and consumer confidence. General economic, political and market conditions, such as recessions, may adversely affect our business results and the market price of our common stock. Our business and revenues could be negatively affected by poor economic conditions and any related decline in consumer demand for discretionary items such as our products. We face uncertainty in the degree to which poor performance in the retail industry, decreased consumer confidence and any economic slowdown will negatively affect demand for our products. We may not be able to accurately anticipate the magnitude of these effects on future quarterly results, which could seriously harm our financial condition. As we do not have large cash reserves, we may not be able to survive an extended recession or sluggish economy.

If we do not respond to technological change, our websites could become obsolete and our financial results and conditions could be adversely affected

The development of our websites entails significant technical and business risks. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites. The Internet and the e-commerce industry are characterized by:

•	rapid technological change;

•	changes in customer requirements and preferences;

•	frequent new product and service introductions embodying new technologies; and

•	the emergence of new industry standards and practices.

The evolving nature of the Internet could render our existing websites and systems obsolete. Our success will depend, in part, on our ability to:

•	license or acquire leading technologies useful in our business;

•	enhance our existing websites;

•	upgrade old hardware infrastructure with new hardware and migrate to new software platforms for increased reliability and support;

•	develop new services and technology that address the increasingly sophisticated and varied needs of our current and prospective customers; and

•	adapt to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner.

Future advances in technology may not be beneficial to, or compatible with, our business. Furthermore, we may not use new technologies effectively or adapt our websites and transaction processing systems to customer requirements or emerging industry standards on a timely basis. Our ability to remain technologically competitive may require substantial expenditures and lead time. If we are unable to adapt to changing market conditions or user requirements in a timely manner, our websites may become obsolete and we will lose customers.

System failures, including failures due to natural disasters or other catastrophic events, could prevent access to our websites and harm our business and results of operations

Our sales would decline and we could lose existing or potential customers if they are not able to access our websites or if our websites, transaction processing systems or network infrastructure do not perform to our customers’ satisfaction. Any Internet network interruptions or problems with our websites could:

•	prevent customers from accessing our websites;

•	reduce our ability to fulfill orders or bill customers;

•	reduce the number of products that we sell;

•	cause customer dissatisfaction; or

•	damage our reputation.

We have experienced brief computer system interruptions in the past, and we believe they will continue to occur from time to time in the future. Our systems and operations are also vulnerable to damage or interruption from a number of sources, including a natural disaster or other catastrophic event such as an earthquake, fire, flood, terrorist attack, power loss, telecommunications failure, physical and electronic break-ins and other similar events. For example our headquarters and the majority of our infrastructure, including all of our servers, are located in Southern California, a seismically active region. California has in the past experienced power outages as a result of limited electrical power supplies. These outages may recur in the future and could disrupt the operation of our business. Our technology infrastructure is also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Any substantial disruption of this sort could cause interruptions or delays in our business and loss of data or render us unable to accept and fulfill customer orders or operate our websites in a timely manner, or at all. We do not presently have redundant systems in multiple locations or a formal disaster recovery plan in effect, and we do not have business interruption insurance for losses that may occur from natural disasters or catastrophic events.

Our distributors’ systems and operations are also vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, physical and electronic break-ins, earthquakes and similar events. We do not have redundant systems or a formal disaster recovery plan and do not carry sufficient business interruption insurance to compensate us for losses that could occur as a result of a distributor’s inability to perform for any reason.

Capacity constraints on our technology infrastructure would harm our business, prospects, results of operations and financial condition

If the volume of traffic on our websites or the number of purchases made by customers substantially increases, we will need to further expand and upgrade our technology, transaction processing systems and network infrastructure. We have experienced and expect to continue to experience temporary capacity constraints due to sharply increased traffic during sales or other promotions and during the holiday shopping season. Capacity constraints can cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and delays in reporting accurate financial information.

We may be unable to project accurately the rate or timing of traffic increases or successfully upgrade our systems and infrastructure in time to accommodate future traffic levels on our websites. Any such upgrades to our systems and infrastructure will require substantial expenditures. In addition, we may be unable to upgrade and expand our transaction processing systems in an effective and timely manner or to integrate any newly developed or purchased functionality with our existing systems. Any inability to efficiently upgrade our systems and infrastructure in a timely manner to account for such growth and integrations may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of order fulfillment or delays in reporting accurate financial information.

Existing or future government regulation could expose us to liabilities and costly changes in our business operations and could reduce customer demand for our products and services

We are subject to federal and state consumer protection laws and regulations, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices, as well as laws and regulations governing businesses in general and the Internet and e-commerce. As the Internet becomes increasingly popular, additional laws and regulations may be adopted with respect to the Internet, the effect of which on e-commerce and social networks is uncertain. These laws may cover issues such as user privacy, spyware and the tracking of consumer activities, marketing e-mails and communications, other advertising and promotional practices, money transfers, freedom of expression, pricing, content and quality of products and services, taxation, electronic contracts and other communications, intellectual property rights, and information security. Furthermore, it is not clear how existing laws such as those governing issues such as property ownership, sales and other taxes, libel, trespass, data mining and collection, and personal privacy apply to the Internet, social networking and e-commerce. Any new legislation or regulation, or the interpretation or application of existing laws and regulations to the Internet or other online services, may have a material adverse effect on our business, prospects, financial condition and results of operations by, among other things, impeding the growth of the Internet, subjecting us to fines, penalties, damages or other liabilities, requiring costly changes in our business operations and practices, and reducing customer demand for our products and services. We do not maintain insurance coverage to cover the types of claims or liabilities that could arise as a result of such regulation.

We may also be subject to additional risks and liabilities in connection with Yub.com, our recently acquired social networking website, and our third-party marketplace which we beta launched in June 2005. Social networking is a new and developing field, and the liabilities of online providers of such sites is currently uncertain. The personal information posted by users of the website may be used or misappropriated by other members or visitors of the website for unlawful purposes or in ways that may violate the rights of such users. We may be subject to liability for unlawful, fraudulent or criminal activities of users of Yub.com or the marketplace. In addition, it is not clear how existing laws and regulations such as those governing copyright and trademark infringement, personal privacy, defamation, negligence and the protection of minors may be interpreted or amended to apply to our social networking and marketplace services. While we intend to comply with applicable laws and regulations, existing laws and regulations and new laws and regulations may impose upon us significant costs and risks or may subject us to liability if we do not successfully comply with their requirements.

Our business may be harmed by the listing or sale of patented, copyrighted, trademarked, pirated, counterfeit or illegal items by third parties

We have received in the past, and we anticipate we will receive in the future, communications alleging that certain items listed or sold through our websites infringe third-party patents, copyrights, trademarks and trade names or other intellectual property rights. Future claims could result in increased costs of doing business arising from increased legal expenses, adverse judgments or settlements or changes to our business practices required to settle such claims or satisfy any judgments. Litigation could result in interpretations of the law that require us to change our business practices or otherwise increase our costs. In addition, we may be unable to prevent third parties from listing unlawful or infringing goods, and we may be subject to allegations of civil or criminal liability for unlawful activities carried out by third parties through our websites. In the future, we may implement measures to protect against these potential liabilities that could require us to spend substantial resources and/or to reduce revenues by discontinuing certain service offerings. Any costs incurred as a result of liability or asserted liability relating to the offer or sale of infringing goods or the unlawful sale of goods could harm our business. We do not maintain insurance coverage to cover the types of claims that could be asserted. If a successful claim were brought against us, it could expose us to significant liability.

If we are unable to protect our intellectual property rights, our reputation and brand could be impaired and we could lose customers

We regard our trademarks, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, patent and trade secret protection, and confidentiality and/or license agreements with employees, customers, partners and others to protect our proprietary rights. We cannot be certain that we have taken adequate steps to protect our proprietary rights, especially in countries where the laws may not protect our rights as fully as in the United States. In addition, third parties may infringe or misappropriate our proprietary rights, and we could be required to incur significant expenses to preserve them. We have federally registered and common law trademarks, as well as pending federal trademark registrations for several marks and pending patent applications. Even if we obtain approval of such pending registrations and patent applications, the resulting registrations and patents may not adequately cover our inventions or protect us against infringement by others. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our products and services may be made available online. We also currently hold more than 900 domain names relating to our brand, including Buy.com, Yub.com, BuyMusic.com and BuyServices.com, which we believe are critical to our brand recognition and our overall success. We may be unable to protect these domain names or acquire or maintain relevant domain names in the United States and in other countries, and our competitors could capitalize on our brand recognition. If we are not able to protect our trademarks, domain names or other intellectual property, we may experience difficulties in achieving and maintaining brand recognition and customer loyalty.

Legal claims against us could be costly and result in substantial liabilities or the loss of significant rights

We are currently a party to proceedings with uncertain outcomes, which could result in significant judgments against us. In July 2001, we and certain of our former officers and former and current directors were named in a series of class action stockholder lawsuits in connection with our first initial public offering which was completed in February 2000. We subsequently became a privately held corporation pursuant to a merger completed in November 2001. The lawsuits were subsequently consolidated into a single complaint with other similar stockholder lawsuits involving more than 250 companies, including us, and various underwriters in an action entitled In re: Initial Public Offering Securities Litigation in the Southern District of New York (File No. 21 MC 92 (SAS)). In the consolidated action, plaintiffs allege that the defendants violated Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. Plaintiffs allege that the registration statement and prospectus relating to our public offering completed in 2000 failed to disclose material facts regarding the compensation to be received by, and the stock allocation practices of, the underwriters. A memorandum of understanding to settle this litigation between all defendants (other than the underwriters) and the plaintiffs was executed in 2003, modified by the court in February 2005, and is currently pending final court approval. Due to the inherent uncertainties of litigation, the foregoing proposed settlement may not reach final approval, or may be further modified in a manner that imposes significant liability on us. See “Business — Legal Proceedings.”

In June 2005, in connection with the litigation brought on or about September 12, 2003 by Scott Blum (our CEO, Chairman and principal stockholder), individually and as Trustee of the Scott A. Blum Separate Property Trust, the Will Scott Blum Trust, the Emma Rose Blum Trust, and the Scott Blum

GRAT, against Merrill Lynch, Pierce, Fenner & Smith Incorporated and another party, we entered into a release agreement providing for a full and complete release of all claims that we may have had against Merrill Lynch and its affiliates up to the date of the release, including without limitation any claims relating to our first initial public offering, but excluding (i) claims agreed to be assigned and/or restricted in connection with the In re: Initial Public Offering Securities Litigation matter for so long as such claims remain agreed to be so assigned and/or restricted and (ii) any claims that we may assert solely defensively against Merrill Lynch and its affiliates in certain circumstances in connection with the In re: Initial Public Offering Securities Litigation matter.

In September 2005, we were named in a lawsuit entitled Ditzik v. Ergotron, Inc., et al. filed in the United Stated District Court, Eastern District of Michigan, Southern Division. The suit alleges damages against several manufacturers and retailers (including us) based on the making, using, offering to sell, selling or importing into the United States certain flat panel displays that allegedly infringe the plaintiff’s issued patents. The plaintiff, Richard J. Ditzik dba NetAirus Systems, seeks injunctive relief, attorney’s fees and unspecified damages.

From time to time, we may be subject to other legal proceedings and claims in the ordinary course of our business, including claims for infringement, unfair competition, deceptive advertising, privacy and product liability as well as claims based on pricing errors and/or other errors in product information or advertisements. We cannot predict whether third parties will assert legal claims against us, or whether any past or future assertions or prosecutions will adversely affect our business. These claims, even if not meritorious, could be costly and time consuming and could divert our management and key personnel from our business operations. In connection with such litigation, we may be subject to significant damages or equitable remedies relating to the operation of our business and the sale of products on our websites. The uncertainty of litigation increases these risks. We do not maintain insurance coverage to cover all of the types of claims that could be asserted. Any such litigation may materially harm our business, results of operations and financial condition.

Future changes in financial accounting standards or taxation rules may adversely affect our reported results of operations

A change in accounting standards or a change in existing taxation rules can have a significant effect on our reported financial results. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements have occurred and may occur in the future. These new accounting pronouncements and taxation rules may adversely affect our reported financial results or the way we conduct our business. For example, under the newly issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), we will be required to account for all employee stock options, as well as other equity-based compensation arrangements, as a compensation expense based on the estimated fair value of the awards. Under the new requirement, our net income and net income per share may be significantly reduced. Currently, we record compensation expense only in connection with employee option grants that have an exercise price below fair market value or in connection with options granted to non-employees. For employee option grants that have an exercise price at or above fair market value, we calculate compensation expense and disclose their impact on net income (loss) and net income (loss) per share, as well as the impact of all stock-based compensation expense, in a footnote to the consolidated financial statements. SFAS No. 123R requires us to adopt the new accounting provisions beginning in January 2006.

We may lose our tax net operating loss carryforwards, which could prevent us from offsetting future taxable income

As a result of our significant operating losses in prior periods, we have accrued substantial net operating loss carryforwards for income tax purposes. As of December 31, 2004, we had federal and state tax net operating loss carryforwards of approximately $340 million and $330 million, respectively, that will expire beginning in 2018 and 2005 for federal and state tax purposes, respectively. Under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, and applicable state tax law, substantial changes in our ownership limit the amount of tax net operating loss carryforwards that can be utilized in the future to offset taxable income. We completed a going-private transaction in November 2001, which resulted in a change of ownership for purposes of Section 382. As a result, our ability to use our tax net operating loss carryforwards existing prior to the change of ownership in any fiscal year is now limited to $1.1 million for both federal and state income tax purposes each year and in excess of $240 million of our net operating loss carryforwards will expire unutilized. If we are unsuccessful in generating sufficient taxable income in future periods, additional tax net operating loss carryforwards available to us may expire before they are utilized.

Risks Relating to this Offering and Ownership of Our Common Stock

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering

No public market for our common stock currently exists, and we cannot be certain that an active trading market for our common stock will develop or be sustained following this offering. Further, we cannot be certain that the market price of our common stock will not decline below the initial public offering price. The initial public offering price was determined by negotiation among us and the underwriters based upon several factors and may not be indicative of future market prices for our common stock.

Our stock price may be volatile, which may result in losses to our stockholders

The stock markets have experienced significant price and trading volume fluctuations, and the market prices of technology and e-commerce companies generally have been extremely volatile and have recently experienced sharp share price and trading volume changes. The trading price of our common stock is likely to be volatile and could fluctuate widely in response to many of the following factors, some of which are beyond our control:

•	variations in our operating results;

•	announcements of technological innovations, new services or product lines by us or our competitors;

•	changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;

•	changes in operating and stock price performance of other Internet and online commerce companies;

•	conditions or trends in the Internet industry;

•	additions or departures of key personnel; and

•	future sales of our common stock.

Domestic and international stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock. In particular, following initial public offerings, the market prices for stocks of Internet and technology-related companies often reach levels that bear no established relationship to the operating performance of these companies. These market prices are generally not sustainable and could vary widely. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been initiated.

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively

We estimate the net proceeds of this offering to be approximately $45.2 million. Our management team will retain broad discretion as to the allocation of the proceeds and may spend these proceeds in ways with which our stockholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

Scott Blum and/or his affiliates own a majority of our outstanding common stock, which will enable him to control many significant stockholder matters and corporate actions and may prevent a change in control that would otherwise be beneficial to other stockholders

Upon completion of this offering, Scott Blum, our Chief Executive Officer and Chairman, and/or his affiliates will control approximately 76.5% of our outstanding shares of common stock. Because of his high ownership percentage, Mr. Blum will control matters requiring the vote of the stockholders, including the election of our entire board of directors and certain significant corporate actions. This control could delay, defer or prevent others from initiating a potential merger, takeover or other change in our control, even if these actions would benefit our other stockholders and us. This control could adversely affect the voting and other rights of our other stockholders and could depress the market price of our common stock.

A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly, even if our business is doing well

Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock. After this offering, we will have outstanding 18,885,930 shares of common stock. This includes the 4,166,668 shares we are selling in this offering, which may be resold in the public market immediately, and 97,975 shares which will become available for resale in the public market 90 days after the date of this prospectus. The remaining 77.4%, or 14,621,287 shares, of our total shares outstanding after the offering will become available for resale in the public market 180 days after the date of this prospectus (subject to extension in certain circumstances) due to an agreement these stockholders have with us or the underwriters. However, the underwriters can waive this restriction and allow these stockholders to sell their shares at any time. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. For a more detailed description, see “Shares Eligible for Future Sale.”

New stockholders will incur substantial and immediate dilution as a result of this offering

The initial public offering price is expected to be substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur substantial and immediate dilution. At the initial public offering price of $12.00 per share, purchasers in this public offering will experience immediate and substantial dilution of approximately $11.20 per share, representing the difference between our historical net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately 57.8% of the aggregate price paid by all purchasers of our stock but will own only approximately 22.1% of our common stock outstanding after this offering. In addition, we have issued options to acquire common stock at prices significantly below the public offering price. To the extent such options are ultimately exercised, there will be further dilution to investors in this offering.

We will incur increased costs and compliance risks as a result of being a public company

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission and the NASD. We expect these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting and the independent auditors to attest to the effectiveness of such internal controls and the evaluation performed by management. The SEC has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board, or PCAOB, has adopted documentation and attestation standards that the independent auditors must follow in conducting its attestation under Section 404. We are currently preparing for compliance with Section 404; however, there can be no assurance that we will be able to effectively meet all of the requirements of Section 404 as currently known to us in the currently mandated timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause our stock price to decrease substantially

As a private company without public reporting obligations, we have committed limited personnel and resources to the development of the external reporting and compliance obligations that would be required of a public company. Recently, we have taken measures to address and improve our financial reporting and compliance capabilities and we are in the process of instituting changes to satisfy our obligations as a public company, including the requirements associated with the Sarbanes-Oxley Act of 2002, when and as such requirements become applicable to us. Prior to taking these measures, we do not believe we had the resources and capabilities to do so. We plan to obtain additional financial and accounting resources to support and enhance our ability to meet the requirements of being a public company. We will need to continue to improve our financial and managerial controls, reporting systems and procedures, and documentation thereof. If our financial and managerial controls, reporting systems or procedures fail, we may not be able to provide accurate financial statements on a timely basis or comply with the Sarbanes-Oxley Act of 2002. Any failure of our internal controls or our ability to provide accurate financial statements could cause the trading price of our common stock to decrease substantially.

We do not intend to pay dividends on our common stock

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Our charter documents could deter a takeover effort, which could inhibit your ability to receive an acquisition premium for your shares

Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For a more detailed discussion of these provisions, see “Description of Capital Stock — Anti-Takeover Provisions.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 4,166,668 shares of common stock sold by us in this offering will be approximately $45.2 million based on an assumed initial public offering price of $12.00 per share, less the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders. As such, we will not receive any additional proceeds from any exercise by the underwriters of their over-allotment option.

We presently intend to use the net proceeds of this offering as follows (listed in order of priority):

•	Approximately $25.0 million will be used for advertising and marketing campaigns to further strengthen our brand.

•	The remainder of the net proceeds will be used for working capital and for general corporate purposes, including expenditures for technology and systems upgrades and expansion, establishing reserves as may be required by our distributors and our credit card processor, acquiring or investing in complementary businesses, services or technologies, and expenditures related to strategic marketing relationships with third parties.

The amounts actually expended for the purposes listed above will depend upon a number of factors, including the growth of our sales and customer base, our evaluations of the effect of our marketing efforts, including the advertising campaign, competitive developments in e-commerce, and opportunities for acquisitions of or investments in businesses, services or technologies and strategic relationships. Accordingly, our management will retain broad discretion in the allocation of the amounts used for the above-described purposes. Currently, we do not have any understandings, commitments or agreements with respect to any acquisitions of or investments in complementary businesses, services or technologies and strategic relationships, but we expect to evaluate such potential acquisitions and investments from time to time in the ordinary course of business. Pending their use, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate that we will declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors the board of directors deems relevant.

CAPITALIZATION

The following table indicates our capitalization at September 30, 2005:

•	on an actual basis;

•	on an as adjusted basis to reflect the issuance of 4,166,668 shares of common stock at an assumed initial public offering price of $12.00 per share, less the underwriting discounts and commissions and estimated offering expenses payable by us; and

•	on a pro forma as adjusted basis to reflect the issuance of 4,166,668 shares of common stock at an assumed initial public offering price of $12.00 per share, less the underwriting discounts and commissions and estimated offering expenses payable by us, as well as the reservation of approximately $5.0 million to serve as guarantees of our obligations to certain of our distributors and our credit card processor.

This table should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2005
	Actual	As Adjusted	Pro Forma As Adjusted
	(In thousands)
	(unaudited)
Cash	$485	$45,710	$40,710

Notes payable to principal stockholder	$6,250	$6,250	$6,250

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 50,000,000 shares authorized; 14,719,262 shares issued and outstanding, actual; 18,885,930 shares issued and outstanding, as adjusted; 18,885,930 shares issued and outstanding, pro forma as adjusted	15	19	19
Additional paid-in capital	400,059	445,280	445,280
Deferred compensation	(22)	(22)	(22)
Accumulated deficit	(418,057)	(418,057)	(418,057)

Total stockholders’ equity (deficit)	(18,005)	27,220	27,220

Total capitalization	$(11,755)	$33,470	$33,470

These share amounts exclude, as of September 30, 2005, 3,273,179 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $5.54 per share and 59,845 shares of common stock reserved for future grant or issuance under our existing stock option plans. Our 2005 Equity Incentive Plan will become effective upon the effectiveness of the registration statement, of which this prospectus forms a part, and 1,100,000 shares of common stock will be reserved for issuance under such plan. For additional information regarding our capital structure, see “Management — Employee Benefit Plans,” “Description of Capital Stock” and notes 9 and 10 of the notes to the consolidated financial statements.

In addition, in connection with the acquisition of Commerce5 by Digital River Inc., we are entitled to receive approximately $12.4 million, of which approximately $2.2 million will be held in escrow and subject to potential indemnification claims of the buyer. We intend to use our proceeds from that transaction to repay our indebtedness to ThinkTank Holdings LLC, a company owned by our principal stockholder. As of September 30, 2005, we owed to ThinkTank Holdings an aggregate of $6.9 million, which included $608,000 in accrued and unpaid interest. As of December 14, 2005, the outstanding balance on such loans was approximately $9.6 million, which includes $766,000 of accrued and unpaid interest.

DILUTION

Our net tangible book value as of September 30, 2005 was approximately $(30.2) million, or $(2.05) per share of common stock. Net tangible book value per share represents (i) our total assets less goodwill and other intangibles and total liabilities divided by (ii) the number of shares of common stock outstanding as of September 30, 2005. After giving effect to our sale of the 4,166,668 shares of common stock offered by this prospectus at an assumed initial public offering price of $12.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2005 would have been $15.0 million, or $0.80 per share of common stock. This represents an immediate increase in net tangible book value of $2.85 per share to existing stockholders and an immediate dilution in net tangible book value of $11.20 per share to investors purchasing common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$12.00
Net tangible book value per share as of September 30, 2005	$(2.05)
Increase per share attributable to new investors	2.85

Net tangible book value per share after this offering		0.80

Dilution per share to new investors		$11.20

The following table summarizes as of September 30, 2005, on an as-adjusted basis, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, assuming an initial public offering price of $12.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	14,719,262	77.9%	$36,387,113	42.1%	$2.47
New investors	4,166,668	22.1	50,000,000	57.9	12.00

Total	18,885,930	100.0%	$86,387,113	100.0%

The foregoing discussion and tables assume no exercise of any stock options outstanding as of September 30, 2005. To the extent that these options are exercised, new investors will experience further dilution. As of September 30, 2005, options to purchase 3,273,179 shares of common stock were outstanding at a weighted average exercise price of $5.54 per share. Assuming these options are exercised, new investors will own approximately 18.8% of our outstanding shares while contributing approximately 47.8% of the total amount paid to fund our company.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated data set forth below are derived from our consolidated financial statements. The selected consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 are derived from the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from audited consolidated financial statements and related notes, not included in this prospectus. The audited consolidated financial statements and related notes as of and for the year ended December 31, 2000 were audited by Arthur Andersen LLP, independent public accountants. Historical results are not necessarily indicative of future results. The consolidated statements of operations data for the nine months ended September 30, 2004 and 2005 and the consolidated balance sheet as of September 30, 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands except share and per share data)
						(unaudited)
Consolidated Statement of Operations Data:
Net revenues	$787,670	$387,319	$301,674	$238,185	$290,798	$202,601	$233,999
Cost of goods sold	740,977	341,913	270,029	209,270	261,016	183,504	210,562

Gross profit	46,693	45,406	31,645	28,915	29,782	19,097	23,437

Operating expenses:
Fulfillment and customer support	41,155	20,564	12,716	11,058	11,104	7,830	8,571
Marketing, merchandising and sales	61,492	24,331	25,543	22,660	15,423	11,200	13,389
Technology and web development	24,720	9,023	5,167	6,538	6,550	4,923	4,687
General and administrative	39,414	33,816	10,730	13,072	10,054	7,632	4,715
Litigation Settlements	—		—	—	—	—	461
Restructuring charge	—	31,470	—	(37)	—	—

Total operating expenses	166,781	119,204	54,156	53,291	43,131	31,585	31,823

Operating loss	(120,088)	(73,798)	(22,511)	(24,376)	(13,349)	(12,488)	(8,386)

Other income (expense):
Interest income (expense), net	7,228	1,173	(300)	(1,179)	(2,020)	(1,506)	(1,420)
Other	(728)	243	68	(58)	(11)	(11)	1,300

Total other income (expense)	6,500	1,416	(232)	(1,237)	(2,031)	(1,517)	(120)

Net loss before equity in (losses) income of joint ventures	(113,588)	(72,382)	(22,743)	(25,613)	(15,380)	(14,005)	(8,506)
Equity in (losses) income of joint ventures	(19,434)	5,299	—	—	—	—	—

Loss before provision for income taxes	(133,022)	(67,083)	(22,743)	(25,613)	(15,380)	(14,005)	(8,506)
Provision for income taxes	—	—	—	—	—	—	—

Net loss	$(133,022)	$(67,083)	$(22,743)	$(25,613)	$(15,380)	$(14,005)	$(8,506)

Net loss per share:
Basic and diluted	$(9.05)	$(4.98)	$(1.69)	$(1.83)	$(1.05)	$(0.96)	$(0.58)
Shares used in computation of basic and diluted loss per share	14,699,224	13,474,089	13,474,546	13,999,826	14,588,506	14,544,921	14,719,262

	As of December 31,					As of September 30, 2005
	2000	2001	2002	2003	2004
	(In thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Cash	$29,656	$1,119	$733	$283	$398	$485
Restricted cash	27,000	—	—	167	167	167
Marketable securities	10,769	—	—	—	—	—
Working capital	41,042	3,740	(15,919)	(32,007)	(43,035)	(31,170)
Notes payable to principal stockholder	—	2,500	5,700	17,417	19,617	6,250
Other indebtedness	574	293	258	—	—	100
Stockholders’ equity (deficit)	83,232	24,041	1,524	(18,949)	(29,535)	(18,005)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our selected consolidated financial data and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a leading e-commerce company focused on providing our customers with a positive shopping experience and a broad selection of high-quality technology and entertainment retail goods at competitive prices. Our easy-to-use website, located at www.buy.com, provides detailed product information, real-time data regarding product availability and order status, and access to our 24-hour customer service. We offer approximately two million products identified as stock keeping units, or SKUs, including consumer electronics, computer hardware and software, cell phones, books, music, video, games, digital music downloads, toys and sporting goods. Since our inception, we have focused on developing our technology platform, expanding our distributor and vendor relationships, attracting customers to our website, building our brand and establishing high-quality customer service operations.

We employ a business model that includes outsourcing our distribution and fulfillment operations and first-level customer support to leading distribution and customer service providers with established expertise in their respective fields. Through this model, we capitalize on the cost efficiencies achieved by our distribution and customer service providers and minimize our operating expenses and capital investment requirements. In addition, distributors in each of our product categories provide us with significant inventories and distribution capabilities which allow us to offer a broad selection of products with minimal inventory risk.

We review our financial condition and operating performance based on both financial measures and certain non-financial measures. Among the key financial factors upon which management focuses are growth in net revenues, gross profit dollars, gross margin percent and adjusted EBITDA. The key non-financial measures which management uses to evaluate performance include the number of cumulative customer accounts, number of new customers added during the period, average order size and number of active customers during the trailing twelve month period. We also review feedback and customer satisfaction ratings compiled by third parties. We believe that maintaining high overall customer satisfaction is critical to our ongoing efforts to promote the Buy.com brand and to increase our net revenues and number of customers. We actively monitor customer feedback on our website functionality as well as the entire purchase experience and undertake an ongoing customer feedback process to maintain a high level of performance by our customer service associates. If we are unable to meet customer expectations with respect to price or otherwise fail to maintain high overall customer satisfaction, our business and results of operations would be harmed.

The table below sets forth information regarding certain key non-financial and financial measures considered by our management in assessing the company’s operating performance.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Cumulative customers	5,260,080	6,062,178	7,034,393	6,749,790	7,741,318
New customers	711,403	802,098	972,215	687,612	706,925
Trailing twelve month active customers	1,091,326	1,227,008	1,317,673	1,397,427	1,584,657
Average order size (not including music download orders) (unaudited)	$127.11	$100.40	$117.49	$118.99	$117.44

We expect that the online retail marketplace will become increasingly price competitive. Our ability to execute our business strategy successfully will require us to meet a number of challenges, particularly our ability to remain price competitive while increasing our gross margins. We must continue to maintain and expand our vendor authorizations, continue to find efficient ways to invest in advertising, maintain or increase our levels of vendor marketing and co-op advertising funds, and continue to increase our customer satisfaction.

We were formed in June 1997 and launched our online retail store in November of that year. In February 2000, we completed an initial public offering of our common stock. From the date of our initial public offering until August 13, 2001, our common stock was listed and traded principally on the Nasdaq National Market under the ticker symbol “BUYX”. On August 14, 2001, we began to be quoted on the Over-the-Counter Bulletin Board. In November 2001, we completed a merger transaction pursuant to which an entity wholly-owned by Scott Blum, our Chief Executive Officer, Chairman and principal stockholder, acquired all of our common stock and we became a privately held corporation. Since our “going-private” transaction, we have completed a series of changes to our corporate structure, which are reflected in our financial statements. The financial statements included in this prospectus include the accounts of Buy.com, BuyNetwork Inc., BuyMagazine Inc. and BuyMusic Inc.

Financial Overview

We have incurred substantial losses since inception, including net losses of $22.7 million in 2002, $25.6 million in 2003, $15.4 million in 2004 and $8.5 million for the nine months ended September 30, 2005. We had an accumulated deficit of $418.1 million and negative stockholders’ equity of $18.0 million as of September 30, 2005. In addition, we are currently dependent on the personal guarantees provided by our principal stockholder to certain of our distributors and our credit card processor in order to secure the continuation of their services. As of September 30, 2005, the principal stockholder had provided, on our behalf, guarantees totaling an aggregate of up to $27.9 million.

Net Revenues

We derive our revenues principally from the sale of products and, to a lesser extent, from paid advertisements sold on our website and e-commerce services we provide to others. We recognize product revenues upon shipment of products and record such revenues net of returns, coupons and other discounts. We also record shipping and handling revenues at the time products are shipped. Our revenues fluctuate from period to period as a result of seasonality as well as special offers such as free shipping, coupons and other special promotions.

Product sales, net of returns, coupons and other discounts and including shipping and handling revenues, were $289.0 million, $228.1 million and $282.0 million for the years ended December 31, 2002, 2003 and 2004, respectively. Product sales, net of returns, coupons and other discounts and including shipping and handling revenues, were $197.3 million and $224.4 million for the nine months ended September 30, 2004 and 2005, respectively. These revenues accounted for 95.1%, 95.8% and 97.0% of our total net revenues for the years ended December 31, 2002, 2003 and 2004, respectively, and 97.4% and 95.9% for the nine months ended September 30, 2004 and 2005, respectively. We believe that the principal factors affecting our product revenues consist of the average order size placed by our customers, the number of orders placed by both existing and new customers, special offers we make available to our customers that result in incremental orders and our ability to attract customers to our website.

We also generate revenues from vendor co-op advertising, online advertising and third-party loyalty programs (collectively “Advertising Revenues”). Vendor co-op advertising is a standard practice in the retailing sector, where product vendors set aside certain amounts of advertising funds to be paid to retailers in exchange for specific marketing and online placement of their products. Online advertising and third-party loyalty program revenues are generally derived from short-term contracts in which we earn revenues based upon the number of impressions delivered on our website over a period of time, the number of click-through advertisements or a commission for purchases by customers referred to the advertiser’s website. Advertising Revenues accounted for 4.9%, 4.1% and 2.7% of our net revenues in 2002, 2003 and 2004, respectively. Advertising Revenues accounted for 2.4% and 3.7% of our net revenues for the nine months ended September 30, 2004 and 2005, respectively.

To date, sales of technology and consumer electronics products have accounted for the vast majority of our sales. Revenues related to our entertainment and leisure products also constituted more than 10% of our net revenues for the years ended December 31, 2002, 2003 and 2004. The table below sets forth the percentage of total revenues contributed by the two categories of products for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Technology and consumer electronics revenues(1)	86.5%	81.4%	86.8%	88.3%	89.4%
Entertainment and leisure revenues(1)	13.3	18.0	11.8	10.6	7.7
Other	0.2	0.6	1.4	1.1	2.9

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes product sales, net of returns, coupons and other discounts; shipping and handling revenues; and advertising revenues related to such products.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products sold, which includes the related distribution and fulfillment costs charged by our distributors, including costs of shipping and handling. Cost of goods sold is reduced by vendor and distributor rebates based upon sales or unit volume or promotional programs.

Fulfillment and Customer Support Expenses

Fulfillment and customer support expenses consist of credit card processing fees, customer support and claims expenses, costs associated with our returns center and costs associated with the management of our distributor relationships. These costs are primarily variable and are a function of product revenues.

Marketing, Merchandising and Sales Expenses

Marketing, merchandising and sales expenses consist of advertising expenses, fees paid under our affiliate program, payroll and overhead associated with our marketing, merchandising and sales personnel and stock issued for services. These expenses may fluctuate based upon our advertising programs and sales generated through our affiliate program, wherein we pay a commission to third parties based upon product sales to customers referred to us from their websites.

Technology and Web Development Expenses

Technology and web development expenses consist primarily of personnel and other expenses associated with developing and enhancing our website, as well as the costs associated with the hosting of our servers and related expenses. These expenses also include fees we pay to third parties for product descriptions and other content that we display on our website.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel, facilities expenses, professional fees, depreciation, amortization of intangibles, stock compensation expense and other general corporate expenses. Following this offering, we will incur additional general and administrative expenses related to operating as a public company, such as increased legal and accounting expenses, increased executive compensation, personnel and employee benefit costs, investor relations costs, non-employee director costs and higher insurance premiums. We expect that the costs of meeting compliance requirements associated with the transition to, and operation as, a public company, including requirements relating to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and requirements to changes in corporate governance practices, will be significant.

Other Income (Expense)

Other expenses consist primarily of interest expense on our outstanding loan balances. For the nine months ended September 30, 2005, other income (expense) also includes a confidential, one-time amount that we received as a result of our execution of a release of certain potential, unasserted claims against a third party.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses, as well as the disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and we include any revisions to our estimates in our results for the period in which the actual amounts become known.

We believe the critical accounting policies described below affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We adhere to the revised guidelines and principles of sales recognition described in Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, issued as a revision to SAB No. 101, Revenue Recognition. While the wording of SAB 104 has revised the original SAB 101, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. Under SAB 104, sales are recognized when the title and risk of loss are passed to the customer, there is persuasive evidence of an arrangement for the sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. Under these guidelines, we recognize a majority of our sales, including revenues from product sales and gross outbound shipping and handling charges, upon shipment of product to the customer. For all product sales shipped directly from suppliers to customers, we are the primary obligor in the transaction, and we bear credit and inventory risk for returned products that are not successfully returned to suppliers; therefore, we recognize these revenues at gross sales amounts.

Sales are reported net of estimated returns and allowances and coupon redemptions, all of which are estimated based upon recent historical information such as return and redemption rates. Management also considers any other current information and trends in making such estimates. Our coupon redemptions are based upon the quantity of eligible orders transacted during the period and the estimated redemption rate, using historical experience rates for similar products or coupon amounts. Estimated redemption rates and the related coupon expense and liability are regularly adjusted as actual coupon redemptions for the program are processed. If actual sales returns, allowances, discounts and coupon redemptions are greater than estimated by management, additional expense may be incurred.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts receivable based upon estimates of future collection. A significant amount of our accounts receivable represents amounts due from vendors and distributors for co-operative advertising, product rebates and other promotional programs. We do not require collateral from our co-op advertising partners, but we evaluate their credit and payment history on a monthly basis to determine the adequacy of our allowance for doubtful accounts. If estimated allowances for uncollectible accounts subsequently prove insufficient, additional allowance may be required. The other significant portion of our accounts receivable represents amounts due from credit card charges, which are typically paid in one to three days, and does not require a reserve.

Stock-Based Compensation

We account for stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value based method of accounting under APB No. 25 and have adopted the disclosure requirements of SFAS No. 123 and related SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. We account for stock-based compensation issued to non-employees for goods and services at fair value under the provisions of SFAS No. 123 and the Emerging Issues Task Force (EITF) issued EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services (EITF 96-18). Prior to reaching a measurement date under EITF 96-18, we record compensation expense on a variable basis under the model required by FASB Interpretation No. (FIN) 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, issued by the Financial Accounting Standards Board (FASB). This requires us to estimate the value of the options granted at each period end and record compensation expense associated with the new estimated value. In periods where our stock valuation is increasing, the impact is that compensation expense associated with options accounted for under variable accounting will increase in those periods.

Since January 1, 2004, we granted stock options with exercises prices as follows:

Grants Made During Quarter Ended	Number of Options Granted	Weighted- Average Exercise Price	Weighted- Average Fair Value per Share	Weighted- Average Intrinsic Value per Share
March 31, 2004	314,966	$11.89	$11.89	$—
June 30, 2004	39,629	$11.89	$11.89	$—
December 31, 2004	19,814	$15.65	$15.65	$—
March 31, 2005	397,031	$16.70	$16.70	$—
June 30, 2005	19,786	$16.70	$16.70	$—

The intrinsic value per share is being recognized as compensation expense over the applicable vesting period (which equals the service period).

The fair value of the common stock for options granted between January 2004 and June 2005 was estimated contemporaneously with the grants by the board of directors, with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist because, at the time of issuances of stock options during this period, we had limited financial and managerial resources which we focused on increasing revenues and reducing our losses.

Determining the fair value of our stock requires making complex and subjective judgments. We used both the market approach and income approach to estimate the value of the enterprise for purposes of estimating the fair value of the common stock for options which were granted between January 1, 2004 and June 30, 2005.

The market approach uses direct comparisons to other enterprises and their equity securities to estimate the fair value of the common shares of privately issued securities. The market approach bases the fair value measurement on what other similar enterprises or comparable transactions indicate the value to be. Under this approach, the valuation by unrelated parties in comparable enterprises is examined. In estimating the value of our common stock using the market approach, we considered a number of valuation variables for comparable public companies who are internet retailers, some of whom we compete with directly. We considered the trading prices of stock in these companies as well as other variables, including enterprise value as a multiple of revenue, enterprise value as a multiple of EBITDA and enterprise value as a multiple of earnings per share. After consideration of all of the variables, we also applied a discount to these multiples because we are a private company with little or no readily available market for our common stock. Under the market approach, we also considered comparable company acquisition transactions and bona fide offers (subject to certain conditions) to acquire or invest in our company by unrelated third parties.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. The income approach we used was based upon a discounted cash flow approach that uses our estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. Our estimates of revenue were based on internally developed assumed annual growth rates. We also used estimates of market growth rates published by independent research organizations. We assumed that our market share would increase during the forecast period, and that during the first few years, our costs would be greater than our revenues. These estimates were consistent with the plans and estimates that we used to manage our business. However, there is inherent uncertainty in making these estimates. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. If different discount rates had been used, the valuations would have been different.

Based upon these approaches, our determination of the fair value of our common stock for options granted between January 1, 2004 and June 30, 2004 is approximately equal to the assumed initial public offering price of $12.00 per share. Our determination of the fair value of our common stock for options granted between July 1, 2004 and June 30, 2005 is greater than the assumed initial public offering price of $12.00 per share. The reason for this difference is due to a number of factors, including general market conditions and valuations being assigned to comparable internet retail companies and the values assigned, which were considered by us when determining enterprise value under the market approach, when discussing strategic opportunities with third parties.

As of September 30, 2005, the intrinsic value of 2,861,079 of our outstanding options was approximately $23.2 million, of which $22.4 million related to vested options and $852,000 related to unvested options. The intrinsic value of these options was computed using the difference between the assumed initial public offering price of $12.00 per share and the exercise price of such options. Also, as of September 30, 2005, we had 412,100 outstanding options which had no intrinsic value, as the exercise prices of these options exceed the assumed initial public offering price of $12.00 per share. Of these options 6,539 were vested and 405,561 were unvested.

The foregoing is a summary of the information relating to our determination of the fair value of our common stock solely for purposes of establishing the exercise price of stock options granted since January 2004 while we were a private company. Our determination of the fair value of our common stock in connection with granting stock options may bear no relationship to the price at which our common stock will trade upon completion of this offering.

We record deferred stock-based employee compensation charges in the amount by which the exercise price of an option is less than the deemed fair value of our common stock at the date of grant. We record deferred stock-based compensation for non-employee awards in the amount of the fair value related to the unvested awards or those for which a measurement date has not been reached as described above. We amortize the deferred compensation charges ratably or in accordance with the model described in FIN 28 over the vesting period of the underlying option awards, usually two to three years. For the years ended December 31, 2002, 2003 and 2004, we recorded stock compensation expense of $226,000, $4.3 million and $2.3 million, respectively. For the nine months ended September 30, 2004 and 2005, we recorded stock compensation expense of $1.7 million and $36,000, respectively. These expenses are included in general and administrative expenses in our Consolidated Statement of Operations. As of September 30, 2005, we had an aggregate of $22,000 of deferred stock-based compensation remaining to be amortized. We currently expect this deferred stock-based compensation balance to be fully amortized during fiscal 2005. We have elected not to record stock-based compensation expense when employee stock options are awarded at exercise prices equal to the deemed fair value of our common stock at the date of grant. The impact of expensing employee stock awards using the Black-Scholes option-pricing model is further described in the notes to our consolidated financial statements.

During 2003, we also recorded $577,000 of expense related to stock issued for legal and consulting services. Of this amount, $335,000 was included in general and administrative expenses and $242,000 was included in merchandising, marketing and sales expenses in our Consolidated Statement of Operations.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R for quantifying stock-based compensation is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all stock-based compensation to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. As a result, the pro forma disclosure previously permitted by SFAS No. 123 will no longer be an alternative. The new standard will be effective for us beginning in January 2006.

Impairment of Long-Lived Assets

We assess the recoverability of our long-lived assets on an annual basis or whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. Such a triggering event could include a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant physical change in an asset. If undiscounted cash flows are not sufficient to support the recorded assets, impairment is recognized to reduce the carrying value of the long-lived asset to the estimated fair value. Estimated fair value is determined by discounting the future expected cash flows using a current discount rate in effect at the time of impairment. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Additionally, in conjunction with the review for impairment, the remaining estimated lives of certain of our long-lived assets are assessed.

Results of Operations

The following table sets forth selected statement of operations data for the periods indicated, expressed as a percentage of revenues:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	89.5	87.9	89.8	90.6	90.0

Gross profit	10.5	12.1	10.2	9.4	10.0

Operating expenses:
Fulfillment and customer support	4.2	4.6	3.8	3.9	3.7
Marketing, merchandising and sales	8.5	9.5	5.3	5.5	5.7
Technology and web development	1.7	2.7	2.3	2.4	2.0
General and administrative	3.6	5.6	3.5	3.8	2.0
Litigation settlements	—	—	—	0.0	0.2
Restructuring charge	—	0.0	—	—	—

Total operating expenses	18.0	22.4	14.9	15.6	13.6

Operating loss	(7.5)	(10.3)	(4.7)	(6.2)	(3.6)
Other income (expense):
Interest income (expense), net	(0.1)	(0.5)	(0.7)	(0.7)	(0.6)
Other	0.0	(0.0)	(0.0)	0.0	0.6

Total other income (expense)	(0.1)	(0.5)	(0.7)	(0.7)	(0.0)

Net loss	(7.6)%	(10.8)%	(5.4)%	(6.9)%	(3.6)%

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Net Revenues

Net revenues increased 15.5% to $234.0 million for the nine months ended September 30, 2005 from $202.6 million for the nine months ended September 30, 2004. This increase resulted from $26.7 million of higher product sales, net of returns, and an increase of $639,000 in shipping and handling revenues, offset by an increase of $179,000 in coupons and other discounts. Advertising revenues increased $4.0 million for the nine months ended September 30, 2005 over the prior year due to increases in search revenues we received from Google, increased commissions related to our Buy.com branded VISA card, increased commissions for third party loyalty programs, and increased other online advertising revenues. Service revenues increased approximately $319,000 in the nine month period ended September 30, 2005 over the same period in 2004.

Gross Profit

Gross profit consists of net revenues less cost of goods sold. Our gross profit increased to $23.4 million for the nine months ended September 30, 2005 from $19.1 million for the nine months ended September 30, 2004. This increase in gross profit was the result of a $4.0 million increase in advertising revenues due to increases in search revenues we received from Google, increased commissions related to our Buy.com branded VISA card, increased commissions for third party loyalty programs and increased other online advertising revenues. Gross profit from product sales, net of promotions and shipping and handling costs decreased $28,000 for the nine months ended September 30, 2005 compared to the 2004 period. This decrease was the result of an increase of $1.2 million from product revenues, offset by $1.1 million in lower shipping and handling gross profit due to an increase in the number of products we offered free shipping on, and an increase of $179,000 in coupons on product promotions. Gross profit from services revenues increased $319,000 as a result of higher service revenues in the 2005 period. Gross margin percentage increased to 10.0% for the nine months ended September 30, 2005 from 9.4% for the nine months ended September 30, 2004. This increase in gross margin percentage was due primarily to increased advertising revenues.

Fulfillment and Customer Support Expenses

Fulfillment and customer support expenses increased to $8.6 million for the nine months ended September 30, 2005 from $7.8 million for the nine months ended September 30, 2004. However, fulfillment and customer support expenses as a percentage of net revenues decreased to 3.7% for the nine months ended September 30, 2005 from 3.9% for the nine months ended September 30, 2004. Credit card fees increased $670,000, fraud and credit card chargebacks decreased $47,000, and the cost of operating our customer returns center, inbound freight and customer claims increased $398,000 due to higher revenues in the first nine months of 2005 compared to the same period in 2004. Customer service costs decreased $279,000 primarily due to lower fees from our outside provider.

Marketing, Merchandising and Sales Expenses

Marketing, merchandising and sales expenses increased to $13.4 million for the nine months ended September 30, 2005 from $11.2 million for the nine months ended September 30, 2004. Marketing, merchandising and sales expenses as a percentage of net revenues increased to 5.7% for the nine months ended September 30, 2005 from 5.5% for the nine months ended September 30, 2004. This increase in absolute dollars was primarily attributable to an increase of $1.6 million in advertising expenses and an increase of $563,000 in merchandising and sales overhead expenses primarily due to higher payroll costs. We intend to continue to pursue branding and marketing campaigns in order to attract new customers and retain existing customers. For example, we recently launched a marketing and branding campaign which includes newspaper and television advertisements. This campaign will result in substantial expenditures, and we intend to use a significant portion of the proceeds of this offering to support that campaign during the next 12 to 18 months. As a result of our current and future promotional efforts, we expect marketing, merchandising and sales expenses to continue to increase in absolute dollars in future periods.

Technology and Web Development Expenses

Technology and web development expenses decreased to $4.7 million for nine months ended September 30, 2005 from $4.9 million for the nine months ended September 30,2004. Technology and web development expenses as a percentage of net revenues decreased to 2.0% for the nine months ended September 30, 2005 from 2.4% for the nine months ended September 30, 2004. This decrease as a percentage of net revenues was due to our ability to control our development expenses while increasing net revenues. We intend to continue to enhance our technology, website and information systems and expect technology and web development expenses to increase in absolute dollars in future periods.

General and Administrative Expenses

General and administrative expenses decreased to $4.7 million for the nine months ended September 30, 2005 from $7.6 million for the nine months ended September 30, 2004. General and administrative expenses as a percentage of net revenues decreased to 2.0% for the nine months ended September 30, 2005 from 3.8% for the nine months ended September 30, 2004. This decrease was primarily attributable to a decrease of $1.7 million in stock compensation charges and a decrease of $1.2 million in depreciation expense. We expect general and administrative expenses to increase in absolute dollars as we expand our sales, increase our staff and incur additional costs related to the growth of our business and operations and compliance requirements associated with being a public company.

Litigation Settlements

During the nine months ended September 30, 2005 we settled two disputes for a total amount of $461,000. We settled the lawsuit entitled Charles E. Hill & Associates, Inc. v. Amazon, et al. and paid a one-time confidential payment in exchange for Hill’s covenant not to sue us during the remaining lives of the patents to which the lawsuit related. We also paid a one-time confidential payment to settle the second dispute, Dowhal v. Amazon, et al., and obtained a release of all claims. See Note 8 “Commitments and Contingencies.”

Other Income (Expense)

We had net other expense of $120,000 for the nine months ended September 30, 2005, which included net interest expense of $1.4 million offset by a confidential, one-time payment we received as the result of our execution of a release of certain potential, unasserted claims against a third party. We had net other expense of $1.5 million for nine months ended September 30, 2004, primarily comprised of net interest expense.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Revenues

Net revenues increased to $290.8 million for the year ended December 31, 2004 from $238.2 million for the year ended December 31, 2003. Product sales, net of returns, increased $54.2 million due to greater product availability, competitive pricing of our products and the expansion of our free shipping offer, promotional programs and other merchandising efforts. Coupons and other discounts decreased $2.4 million and shipping and handling revenues decreased $2.8 million for the year ended December 31, 2004 over the year ended December 31, 2003. Advertising revenues decreased $2.0 million in 2004 from 2003 as a result of an increase in rebates and other discounts which are recorded as a reduction of cost of goods sold, and services revenues increased $759,000 in 2004 over 2003.

Gross Profit

Gross profit consists of net revenues less cost of goods sold. Our gross profit increased to $29.8 million for the year ended December 31, 2004 from $28.9 million for the year ended December 31, 2003. This increase in gross profit was primarily the result of increased product sales. Gross margin declined to 10.2% for the year ended December 31, 2004 from 12.1% for the year ended December 31, 2003. This decrease in gross margin was due primarily to lower product margins resulting from our decision to price our products more competitively in an effort to attract more customers and increase revenues.

Fulfillment and Customer Support Expenses

Fulfillment and customer support expenses remained relatively unchanged at $11.1 million for both of the years ended December 31, 2004 and 2003. Fulfillment and customer support expenses as a percentage of net revenues decreased to 3.8% for the year ended December 31, 2004 from 4.6% for the year ended December 31, 2003. Credit card fees increased $1.4 million in 2004 due to higher revenues in 2004, but this increase was offset by a reduction of $1.4 million in our customer service costs due to a change in our third-party provider of customer support services.

Marketing, Merchandising and Sales Expenses

Marketing, merchandising and sales expenses decreased to $15.4 million for the year ended December 31, 2004 from $22.7 million for the year ended December 31, 2003. Marketing, merchandising and sales expenses as a percentage of net revenues decreased to 5.3% for the year ended December 31, 2004 from 9.5% for the year ended December 31, 2003. This decrease, both as a percentage of net revenues and in absolute dollars, was primarily attributable to the $4.3 million of costs associated with the monthly publication of BuyMagazine from January 2003 through June 2003 and $3.3 million of advertising and other marketing expenses associated with the launch of BuyMusic.com, our digital download site, in July 2003. We converted BuyMagazine from a printed format to a digital format in September 2003, which resulted in significant cost savings. We intend to continue to pursue branding and marketing campaigns in order to attract new customers and retain existing customers. As a result, we expect marketing, merchandising and sales expenses to increase in absolute dollars in future periods.

Technology and Web Development Expenses

Technology and web development expenses were approximately $6.5 million for both of the years ended December 31, 2004 and 2003. Technology and web development expenses as a percentage of net revenues decreased to 2.3% for the year ended December 31, 2004 from 2.7% for the year ended December 31, 2003. This decrease as a percentage of net revenues was due to our ability to control our development expenses while increasing net revenues. We intend to continue to enhance our technology, website and information systems and expect technology and web development expenses to increase in absolute dollars in future periods.

General and Administrative Expenses

General and administrative expenses decreased to $10.1 million for the year ended December 31, 2004 from $13.1 million for the year ended December 31, 2003. General and administrative expenses as a percentage of net revenues decreased to 3.5% for the year ended December 31, 2004 from 5.6% for the year ended December 31, 2003. The decrease was primarily attributable to a $2.4 million decrease in stock compensation and service charges and a $807,000 decrease in depreciation expense, offset by an increase of $183,000 in general corporate overhead expenses. We expect general and administrative expenses to increase in absolute dollars as we expand our sales, increase our staff and incur additional costs related to the growth of our business and operations and compliance requirements associated with being a public company.

Other Income (Expense)

Total other expense increased to $2.0 million for the year ended December 31, 2004 from $1.2 million for the year ended December 31, 2003. This increase was due to additional interest expense incurred as a result of higher average outstanding loan balances.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Revenues

Net revenues decreased to $238.2 million for the year ended December 31, 2003 from $301.7 million for the year ended December 31, 2002. Product sales, net of returns, decreased $59.4 million. This decrease resulted primarily from a change in our product pricing strategy to increase prices to achieve higher gross margins. Coupons and other discounts increased $3.2 million and shipping and handling revenues increased $1.7 million for the year ended December 31, 2003 from the year ended December 31, 2002. Advertising revenues decreased $5.0 million in 2003 from 2002 as a result of lower vendor advertising on our website and an increase in the amount of vendor payments being in the form of rebates and discounts, which are recorded as a reduction of cost of goods sold, and services revenues increased $209,000 in 2003 over 2002.

Gross Profit

Gross profit decreased to $28.9 million for the year ended December 31, 2003 from $31.6 million for the year ended December 31, 2002. This decrease in gross profit was primarily the result of decreased product revenues. Gross margin increased to 12.1% for the year ended December 31, 2003 from 10.5% for the year ended December 31, 2002. This increase in gross margin was due mostly to higher product margins as a result of the change in our product pricing strategy to increase the selling price of our products.

Fulfillment and Customer Support Expenses

Fulfillment and customer support expenses decreased to $11.1 million for the year ended December 31, 2003 from $12.7 million in 2002. Fulfillment and customer support expenses as a percentage of net revenues increased to 4.6% for the year ended December 31, 2003 from 4.2% for the year ended December 31, 2002. Credit card fees decreased to $5.5 million in 2003 from $7.1 million in 2002, due to lower revenues in 2003. Customer services and other support costs increased $100,000 in 2003 from 2002.

Marketing, Merchandising and Sales Expenses

Marketing, merchandising and sales expenses decreased to $22.7 million for the year ended December 31, 2003 from $25.5 million for the year ended December 31, 2002. Marketing, merchandising and sales expenses as a percentage of net revenues increased to 9.5% for the year ended December 31, 2003 from 8.5% for the year ended December 31, 2002. This decrease, in absolute dollars, was primarily attributable to reduced advertising and magazine publication costs of $6.2 million in 2003 compared to 2002, offset by $3.4 million of advertising and other marketing expenses associated with the launch of BuyMusic in July 2003.

Technology and Web Development Expenses

Technology and web development expenses increased to $6.5 million for the year ended December 31, 2003 from $5.2 million for the year ended December 31, 2002. Technology and web development expenses as a percentage of net revenues increased to 2.7% for the year ended December 31, 2003 from 1.7% for the year ended December 31, 2002. This increase in both dollar amount and as a percentage of net revenues was primarily due to the hiring of additional personnel in 2003 and related overhead costs. In 2003, we incurred $605,000 in higher compensation costs (including incentive bonuses related to the launch of BuyMusic), $133,000 in additional web content costs, $508,000 in web content and licensing fees for BuyMusic and approximately $125,000 in other overhead costs.

General and Administrative Expenses

General and administrative expenses increased to $13.1 million for the year ended December 31, 2003 from $10.7 million for the year ended December 31, 2002. General and administrative expenses as a percentage of net revenues increased to 5.6% for the year ended December 31, 2003 from 3.6% for the year ended December 31, 2002. This increase was primarily attributable to the increase in stock compensation costs related to stock options granted to our board of advisors and other non-employees of $4.1 million recorded in 2003 compared to stock compensation charges for non-employee option grants of $226,000 recorded in 2002, and stock issued for the payment of legal services related to the launch of BuyMusic of $335,000. The increase in stock compensation expense was partially offset by a decrease of approximately $1.0 million in credit card chargeback expense and a decrease of $0.8 million in general corporate overhead expenses in 2003 from 2002.

Other Income (Expense)

Other expense increased to $1.2 million for the year ended December 31, 2003 from $232,000 for the year ended December 31, 2002. This increase was due to additional interest expense incurred as a result of higher average outstanding loan balances.

Quarterly Results of Operations

The following tables present unaudited quarterly results of operations, in dollar amounts and as a percentage of net revenues, for the last ten quarters. This information has been derived from our unaudited consolidated financial statements and has been prepared by us on a basis consistent with our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the information for the periods presented. Our quarterly financial results, including our net revenues, gross profit and operating loss, have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. These factors include the seasonality of our sales, general economic conditions, government regulations, and our competitors’ pricing and marketing strategies.

	Three Months Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31 2005	June 30, 2005	Sept. 30, 2005
	(In thousands except share and per share data) (unaudited)
Consolidated Statement of Operations Data:
Net revenues	$67,064	$55,255	$48,140	$67,726	$62,465	$67,612	$72,524	$88,197	$74,341	$76,984	$82,674
Cost of goods sold	58,979	48,141	41,592	60,558	56,802	61,087	65,615	77,512	66,297	69,283	74,982

Gross profit	8,085	7,114	6,548	7,168	5,663	6,525	6,909	10,685	8,044	7,701	7,692

Operating expenses:
Fulfillment and customer support	3,008	2,770	2,476	2,804	2,673	2,575	2,582	3,274	3,113	2,701	2,757
Marketing, merchandising and sales	5,121	5,891	7,450	4,198	4,268	3,427	3,505	4,223	4,138	4,172	5,079
Technology and web development	1,375	1,310	2,085	1,768	1,693	1,640	1,590	1,627	1,681	1,624	1,382
General and administrative	2,887	3,264	3,765	3,156	2,402	2,459	2,771	2,422	2,262	1,999	454
Litigation Settlements	—	—	—	—	—	—	—	—	461	—	—
Restructuring charge	—	—	—	(37)	—	—	—	—	—	—	—

Total operating expenses	12,391	13,235	15,776	11,889	11,036	10,101	10,448	11,546	11,655	10,496	9,672

Operating loss	(4,306)	(6,121)	(9,228)	(4,721)	(5,373)	(3,576)	(3,539)	(861)	(3,611)	(2,795)	(1,980)

Other income (expense):
Interest income (expense), net	(160)	(231)	(342)	(446)	(457)	(521)	(528)	(514)	(520)	(626)	(274)
Other	—	(1)	(27)	(30)	(11)	—	—	—	—	1,300	—

Total other income (expense)	(160)	(232)	(369)	(476)	(468)	(521)	(528)	(514)	(520)	674	(274)

Loss before provision for income taxes	(4,466)	(6,353)	(9,597)	(5,197)	(5,841)	(4,097)	(4,067)	(1,375)	(4,131)	(2,121)	(2,254)
Provision for income taxes	—	—	—	—	—	—	—	—	—	—	—

Net loss	$(4,466)	$(6,353)	$(9,597)	$(5,197)	$(5,841)	$(4,097)	$(4,067)	$(1,375)	$(4,131)	$(2,121)	(2,254)

Net loss per share:
Basic and diluted	$(0.33)	$(0.47)	$(0.66)	$(0.36)	$(0.40)	$(0.28)	$(0.28)	$(0.09)	$(0.28)	$(0.14)	$(0.15)
Shares used in computation of basic and diluted loss per share	13,474,546	13,474,546	14,505,290	14,544,921	14,544,921	14,544,921	14,544,921	14,719,262	14,719,262	14,719,262	14,719,262

As a Percentage of Net Revenues:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	87.9	87.1	86.4	89.4	90.9	90.3	90.5	87.9	89.2	90.0	90.7

Gross profit	12.1	12.9	13.6	10.6	9.1	9.7	9.5	12.1	10.8	10.0	9.3

Operating expenses:
Fulfillment and customer support	4.5	5.0	5.1	4.1	4.3	3.8	3.6	3.7	4.2	3.5	3.3
Marketing, merchandising and sales	7.6	10.7	15.5	6.2	6.8	5.1	4.8	4.8	5.6	5.4	6.1
Technology and web development	2.1	2.4	4.3	2.6	2.8	2.4	2.2	1.8	2.3	2.1	1.7
General and administrative	4.3	5.9	7.9	4.8	3.8	3.6	3.8	2.7	3.0	2.6	0.6
Litigation Settlements	—	—	—	—	—	—	—	—	0.6	—	0.0
Restructuring charge	—	—	—	(0.1)	—	—	—	—	—	—	—

Total operating expenses	18.5	24.0	32.8	17.6	17.7	14.9	14.4	13.0	15.7	13.6	11.7

Operating loss	(6.4)	(11.1)	(19.2)	(7.0)	(8.6)	(5.2)	(4.9)	(0.9)	(4.9)	(3.6)	(2.4)
Other income (expense):
Interest income (expense), net	(0.2)	(0.4)	(0.7)	(0.7)	(0.7)	(0.8)	(0.7)	(0.6)	(0.7)	(0.8)	(0.3)
Other	—	(0.0)	(0.1)	(0.0)	(0.0)	—	—	—	—	1.7	0.0

Total other income (expense)	(0.2)	(0.4)	(0.8)	(0.7)	(0.7)	(0.8)	(0.7)	(0.6)	(0.7)	0.9	(0.3)

Loss before provision for income taxes	(6.6)	(11.5)	(20.0)	(7.7)	(9.3)	(6.0)	(5.6)	(1.5)	(5.6)	(2.7)	(2.7)
Provision for income taxes	—	—	—	—	—	—	—	—	—	—	—

Net loss	(6.6)%	(11.5)%	(20.0)%	(7.7)%	(9.3)%	(6.0)%	(5.6)%	(1.5)%	(5.6)%	(2.7)%	(2.7)%

Non-GAAP Financial Measures

Regulation G, “Conditions for Use of Non-GAAP Financial Measures,” and other provisions of the Exchange Act define and prescribe the conditions for use of certain non-GAAP financial information. We provide “Adjusted EBITDA,” which is a non-GAAP financial measure, which we calculate as net loss before amortization of stock-based compensation and warrants, depreciation, amortization of intangibles, restructuring charge and other income (expense). Other income (expense) primarily represents interest expense. We believe that “Adjusted EBITDA” provides important supplemental information to investors.

We use this non-GAAP financial measure for internal managerial purposes because we believe it represents a meaningful measure to evaluate our financial performance on a period-to-period basis. We consider Adjusted EBITDA an important measure of our financial performance and of our ability to generate cash flows. We use Adjusted EBITDA to measure operating performance, determine capital expenditures and determine other corporate investing and financing activities. Adjusted EBITDA eliminates the non-cash effect of stock-based compensation, tangible asset depreciation and intangible asset amortization, as well as interest income (expense) and any other non-operating gains or charges. Adjusted EBITDA should be considered in addition to, rather than as a substitute for, pre-tax income, net income and cash flows from operating activities.

This non-GAAP financial measure is used in addition to, and in conjunction with, results presented in accordance with GAAP. This non-GAAP financial measure should not be relied upon to the exclusion of our GAAP financial measures. This non-GAAP financial measure reflects an additional way of viewing aspects of our operations that we believe, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our business. Management strongly encourages investors to review our consolidated financial statements in their entirety and to not rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare financial measure with other companies’ non-GAAP financial measures having the same or similar names.

The table below provides a quantitative reconciliation of our non-GAAP financial measure to the most comparable GAAP financial measure. For information about our financial results as reported in accordance with GAAP, see our “Consolidated Financial Statements” starting on page F-1.

	Three Months Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005
	(In thousands) (unaudited)
Adjusted EBITDA Calculation:
Net loss	$(4,466)	$(6,353)	$(9,597)	$(5,197)	$(5,841)	$(4,097)	$(4,067)	$(1,375)	$(4,131)	$(2,121)	$(2,254)
Amortization of stock-based compensation and warrants	1,085	1,085	1,661	1,085	574	574	574	574	664	399	(1,027)
Depreciation	803	772	767	568	560	540	534	468	237	122	68
Amortization of intangibles	—	102	40	42	42	42	42	43	42	42	38
Restructuring charge	—	—	—	(37)	—	—	—	—	—	—	—
Other (income) expense	160	232	369	476	468	521	528	514	520	(674)	274

Adjusted EBITDA	$(2,418)	$(4,162)	$(6,760)	$(3,063)	$(4,197)	$(2,420)	$(2,389)	$224	$(2,668)	$(2,232)	$(2,901)

Net Operating Losses and Tax Credit Carryforwards

As of December 31, 2004, we had federal and state tax net operating loss carryforwards of approximately $340 million and $330 million, respectively. The federal tax net operating loss carryforwards begin to expire in 2018 and state operating loss carryforwards begin to expire in 2005, if not realized. Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in our ownership may limit the amount of tax net operating loss carryforwards that can be utilized annually in the future to offset taxable income. We completed a merger with SB Acquisition Inc. in November 2001, pursuant to which we became a privately held company. The going-private transaction constituted a change in ownership subject to the provisions of Section 382. Due to such change in ownership, our ability to use our tax net operating loss carryforwards in any fiscal year is now significantly limited. The use of $277 million of our federal tax net operating loss carryforwards and $267 million of our state tax net operating loss carryforwards is limited to approximately $1.1 million per year for both federal and state income tax purposes. Accordingly, we will be unable to use approximately $255 million of our tax net operating loss carryforwards for federal income tax purposes and $246 million of our tax net operating loss carryforwards for state income tax purposes. A valuation allowance has been established to reserve the potential benefits of these tax net operating carryforwards in our consolidated financial statements to reflect the uncertainty of future taxable income required to utilize available tax net operating loss carryforwards and other deferred tax assets.

Liquidity and Capital Resources

Since August 2001, we have financed our operations with loans and guarantees from our principal stockholder. As of September 30, 2005, we owed to ThinkTank Holdings LLC, a company owned by our principal stockholder, an aggregate of approximately $6.9 million, which included $608,000 in accrued and unpaid interest. In addition, as of September 30, 2005, such stockholder had provided guarantees for the payment of up to $25.4 million to certain of our distributors and a guarantee of up to $2.5 million to our credit card processors.

We had unrestricted cash, totaling $485,000 at September 30, 2005 and $398,000 at December 31, 2004. We had restricted cash of $167,000 at September 30, 2005 and December 31, 2004. These amounts were invested in one-year certificates of deposit and serve as collateral for a letter of credit issued to one of our vendors. The letter of credit which expired on July 22, 2005 was renewed for a one-year period and now expires on July 24, 2006. We do not have any lines of credit with any financial institutions.

We rely on our distribution providers to manage inventory and ship products to our customers, most of whom pay for their purchases by credit card. As a result, we typically receive payment for shipments within one to three business days from the date of shipment. In turn, we typically pay our distributors within three to 30 days after they have shipped our products.

Net cash used in operating activities was $6.4 million for the nine months ended September 30, 2005 and $2.6 million for the nine months ended September 30, 2004.

Net cash used in operating activities for the nine months ended September 30, 2005 was the result of our net loss of $8.5 million offset by $585,000 of non-cash expenses from stock compensation, depreciation and intangible amortization expenses, and a change of $1.6 million in our working capital assets and liabilities. The change in working capital consisted of an increase in receivables due from our credit card processors of $2.0 million due to higher product shipments during the last three days of September 2005 compared to the last three days of December 2004. This increase in credit card receivables was partially offset by $626,000 of lower advertising and other receivables due to lower product revenues for the month of September 2005 compared to the month of December 2004 due to the holiday shopping season.

Prepaid expenses and other current assets increased $390,000 due to an increase of $773,000 of costs related to our initial public offering, offset by a reduction of $138,000 in prepaid insurance premiums due to normal amortization during the nine months ended September 30, 2005, a decrease in other prepaid items of $125,000 during the nine months ended September 30, 2005 and the net return of $120,000 in deposits from our vendors. Accounts payable increased $5.8 million primarily related to increased credit limits with our vendors and higher product purchases during the last three days of September 2005 compared to the last three days of December 2004. Other liabilities and accrued expenses decreased $2.4 million during the nine months ended September 30, 2005 primarily as a result of payment of $3.6 million of accrued interest notes payable to our principal stockholder. Amounts due to related party decreased by $415,000 as a result of payments made during the nine month period ended September 30, 2005. Net cash used in operating activities for the nine months ended September 30, 2004 was the result of our net loss of $14.0 million, offset by $3.5 million of non-cash expenses from stock compensation, depreciation and intangible amortization expenses, and a change of $7.9 million in our working capital assets and liabilities.

Net cash used in operating activities for the year ended December 31, 2004 was the result of our net loss of $15.4 million offset by $4.6 million of non-cash expenses from stock compensation, depreciation and intangible amortization expenses, and a change of $9.0 million in our working capital assets and liabilities. The change in working capital consisted of an decrease in receivables due from our credit card processors of $619,000 due to higher product shipments during the last three days of December 2003 compared to the last three days of December 2004. This decrease in credit card receivables was offset by an increase of $2.3 million in advertising and other receivables due to higher product revenues for the month of December 2004 compared to the month of December 2003.

Net cash used in operating activities for the year ended December 31, 2003 was increased by a reduction of $883,000 in other liabilities and accrued expenses as of December 31, 2003 compared to December 31, 2002. The reduction in net cash used in operating activities was due to a $131,000 reduction in accounts receivable; a $697,000 reduction in prepaids and other current assets; a $419,000 reduction in other non current assets; a $3.6 million increase in accounts payable as a result of expanded credit terms with our vendors; and a $344,000 increase to related party revenues as of December 31, 2003 compared to the balances of these assets and liabilities as of December 31, 2002. In addition, net cash used in operating activities was further reduced $950,000 as a result of cash received from our settlement with EMC in 2003.

Net cash used in investing activities of $167,000 for the nine months ended September 30, 2005 was attributable to the purchase of equipment. Net cash provided by financing activities was $6.6 million for the nine months ended September 30, 2005 and $2.7 million for the nine months ended September 30, 2004. During the nine months ended September 30, 2005, we borrowed $3.0 million from ThinkTank Holdings LLC, a company owned by our principal stockholder. In addition, our principal stockholder made a cash contribution to our capital of $20.0 million. The contribution of capital was used in July 2005 to repay $16.4 million of the notes payable to ThinkTank Holdings together with $3.6 million of accrued interest. During the nine months ended September 30, 2005, we entered into capital leases totaling $112,000.

The net cash provided by financing activities for the years ended December 31, 2003 and 2004, and for nine months ended September 30, 2004 was primarily from borrowings from ThinkTank Holdings. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations.

In December 2005, Digital River Inc. acquired Commerce5 Inc., a company in which we were a minority stockholder. Our stock ownership in Commerce5 resulted from the spin-off of one of our subsidiaries in 1999. In connection with the acquisition of Commerce5, we are entitled to receive approximately $12.4 million (of which approximately $2.2 million will be held in escrow and subject to potential indemnification claims of the buyer) in exchange for our shares of Commerce5 and our termination of a non-competition agreement to which Commerce5 was subject as a result of the 1999 spin-off. We intend to use our proceeds from the Commerce5 transaction to repay our existing indebtedness to ThinkTank Holdings LLC, a company owned by Scott Blum, our Chief Executive Officer, Chairman and principal stockholder. As of December 14, 2005, we owed to ThinkTank Holdings approximately $9.6 million, which includes all accrued and unpaid interest.

Tabular Disclosure of Contractual Cash Obligations

The following table sets forth our contractual cash obligations and commercial commitments as of September 30, 2005:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Contractual Obligations:
Notes payable to Principal Stockholder	$6,858	$6,858	$—	$—	$—
Long-term debt obligations	—	—	—	—	—
Capital lease obligations	100	35	65	—	—
Operating lease obligations(1)	2,835	727	2,108	—	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities reflected on balance sheet	—	—	—	—	—

Total	$9,793	$7,620	$2,173	$—	$—

(1)	Commitments under operating leases relate to our lease on our principal facility and leases for telephone and computer equipment.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We had unrestricted cash, totaling $485,000 at September 30, 2005 and $398,000 at December 31, 2004. We had restricted cash of $167,000 at September 30, 2005 and December 31, 2004. These amounts were invested in one-year certificates of deposit. We do not have any lines of credit with any financial institution.

Inflation

Inflation has not had a material impact upon our operating results, and we do not expect it to have such an impact in the near future. There can be no assurances, however, that our business will not be so affected by inflation.

Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (FIN 45). FIN 45 elaborates on the disclosures to be made by the guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of the guarantee, a liability for the fair market value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements ending after December 15, 2002. We have indemnification agreements with our former officers and directors related to pending legal actions against us that are subject to the new disclosure provisions of FIN 45 (see Note 8, “Commitments and Contingencies”) but we did not have any new obligations or modifications of existing arrangements under guarantees required to be recorded in the financial statements in accordance with FIN 45 as of December 31, 2004, 2003 or 2002.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, and interpretation of ARB No. 51 (FIN 46). FIN 46 replaces the earlier version of this interpretation issued in January 2003. FIN 46 addresses the consolidation by business enterprises of variable interest entities. Application of FIN 46 is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application of FIN 46 to all other types of entities is required in financial statements for periods ending after March 15, 2004 with earlier application permitted if the original interpretation was previously adopted. We adopted the original interpretation and FIN 46 as of December 31, 2003 which did not have a material effect on our financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We do not have any outstanding financial instruments within the scope of the Statement and therefore the adoption of this statement on July 1, 2003, did not have a material effect on our consolidated financial statements.

In November 2003, EITF issued EITF 03-10, Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers. Sales incentives covered by EITF 03-10 include coupons and other similar instruments for which the reseller receives a direct reimbursement from the vendor. Application of EITF 03-10 to new arrangements, including modifications to existing arrangements, entered into in fiscal periods beginning after November 25, 2003 is required. Application of EITF 03-10 did not have a material effect on our financial statements. In accordance with Issue No. 02-16, we record vendor rebates as a reduction of cost of sales when the rebates are received.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs — An amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal amounts of idle expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. The provisions in SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and companies must apply the standard prospectively. We expect that the adoption of SFAS No. 151 will not have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which is a revision of SFAS No. 123 and addresses the accounting for stock- based payment transactions. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS No. 123R will be effective for us beginning in January 2006. SFAS No. 123R offers us alternative methods of adoption of this standard. At the present time, we have not yet determined which alternative method we will use and the resulting impact on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. We are required to adopt the provision of SFAS No. 154, as applicable, beginning in fiscal 2006.

BUSINESS

General

We are a leading e-commerce company focused on providing our customers with a positive shopping experience and a broad selection of high-quality technology and entertainment retail goods at competitive prices. Our easy-to-use website, located at www.buy.com, provides detailed product information, real-time visibility into product availability and order status, and access to our 24-hour customer service. We offer a broad and deep selection of approximately two million products identified as stock keeping units, or SKUs, including consumer electronics, computer hardware and software, cell phones, books, music, video, games, digital music downloads, toys and sporting goods. Major brands offered include Canon, Hewlett-Packard, Linksys, Samsung and SanDisk. We do not carry product inventory and outsource our distribution, fulfillment and first-level customer service and support. Our operating model allows us to add new products easily, respond to product and price changes rapidly and minimize our capital investment requirements. Since our launch in 1997, more than seven million unique customers have made a purchase from us, and within the last 12 months, more than 1.5 million unique customers have bought one or more of our products. In addition, more than 50% of our annual revenues have been generated from repeat customers.

We have developed a proprietary technology platform and product sourcing engine that enable us to integrate with multiple distribution partners to efficiently identify available inventory in multiple warehouses and effectively merchandise our online retail store. This technology-enabled approach provides a variety of benefits to us including cost efficiencies, operating flexibility and enhanced scalability, and allows us to focus on our core competencies of e-commerce technology, merchandising and online marketing.

In addition to our core e-commerce business, we recently launched Yub.com, an online mall and social networking site designed to create an online community where members can meet, interact and share perspectives on a variety of consumer products. Yub.com members are rewarded for purchasing goods through third-party online retailers including Buy.com. Through Yub.com, we believe we will provide additional value to our existing customers as well as increase the traffic of potential new customers to the Buy.com website.

We were formed as a California limited liability company in June 1997 under the name BUYCOMP LLC and we incorporated in Delaware as Buy Corp. in August 1998. In November 1998, we changed our name to BUY.COM INC. We completed an initial public offering of our common stock in February 2000. In November 2001, we completed a merger transaction with a company wholly-owned by Scott Blum and changed our name to Buy.com Inc. As a result of the merger, we became a privately held company. In May 2002, we effected a further reorganization and merged our parent company into us.

Industry Background

Growth of the Internet and E-Commerce

Internet use and online commerce continue to grow worldwide. According to Forrester Research, Inc., an independent market research firm, online purchases by U.S. consumers are expected to grow from approximately $144 billion in 2004 to approximately $331 billion by 2010. We believe several factors will contribute to this anticipated growth, including the growing awareness of the convenience of online shopping, increased product selection and availability, improvements in security and electronic payment technology, and increasing access to broadband Internet connections. According to Nielsen//NetRatings, broadband use at home has surpassed that of dial-up in the U.S., reaching 55% of residential Internet users in December 2004. In a January 2004 report, Jupiter Research, another independent market research firm, estimated that the percent of the U.S. population purchasing products online would increase from 34% in 2003 to approximately 50% in 2008, or to more than 150 million total individuals, and that the average annual online spending per buyer would grow from $540 in 2003 to $728 by 2007.

Growth in Technology and Consumer Electronics Products

The markets for technology and consumer electronics goods are expanding rapidly due to the introduction of new products and technologies as well as the growth of multimedia content, including music, photos, movies and home video, in digital formats. Consumers are increasing their purchases of a variety of digital consumer electronics products, including portable digital music players, digital still cameras and digital video camcorders. The Consumer Electronics Association, or CEA, a trade association supporting the consumer technology industry, forecasts sales of MP3 players will increase from $1.2 billion in 2004 to $1.7 billion in 2005 and sales of digital cameras will increase from $4.5 billion in 2004 to $5.0 billion in 2005. With the proliferation of digital content, consumers are also increasingly focused on sharing their multimedia content between devices, resulting in increases in purchases of products such as PCs with media functionality, notebook computers, digital televisions, personal video recorders and home networking devices. The CEA forecasts that consumer electronics sales will reach $158 billion in 2008. The CEA defines consumer electronics to include consumer video products, home audio products and computers, peripherals, and computer software as well as video game hardware and software, portable audio products, mobile phones, home office products, and blank media and accessories.

Benefits of the Online Retail Channel

In contrast to traditional retail channels, the Internet provides e-commerce retailers with a number of distinct advantages. These include lower costs associated with managing a website compared to managing a physical store, greater reach to serve millions of customers from a central location, and the ability to immediately collect and analyze valuable customer demographic information and behavioral data. The inherent flexibility of the Internet enables e-commerce retailers to rapidly adjust and customize significant aspects of their websites, including customer interfaces, pricing and product descriptions. Product offerings can also be quickly changed or expanded on a centralized basis unlike offline retailers who inherently have limited “shelf space”. Collectively, these advantages allow Internet retailers to rapidly scale their businesses and build large customer bases.

Distributors and manufacturers are also attracted to the online retail channel for several reasons. The Internet provides suppliers with significant merchandising flexibility, including the ability to display a full product portfolio and communicate detailed product information, editorial content and pricing information to a large number of potential customers. The Internet also provides the capability for suppliers to receive real-time customer feedback that can be used to efficiently address changing market conditions.

The online retail channel also benefits consumers. The Internet allows consumers to shop 24-hours a day, seven days a week, access a large selection of products from the convenience of their home, office or anywhere with Internet access, compare prices between retailers without traveling between physical retail store locations, and make a purchase at their own leisure without receiving pressure from a salesperson.

Challenges Faced by Online Retailers

Although the online retail channel provides significant benefits over traditional retail channels, online retailers also face a number of challenges, including:

•	Establishing Brand Recognition and Customer Loyalty. It is important for Internet retailers to establish a recognized and trusted brand name online because consumers are generally wary of purchasing products from unfamiliar online retailers. Online retailers may also experience difficulty retaining their customers because of the relative ease of switching to different websites and purchasing products from other online retailers.

•	Providing a Broad and Available Product Selection. In order to appeal to consumers and attract new and repeat customers, online retailers must provide a large selection of products that are readily available for delivery. However, it is difficult to keep such a broad selection of products ready for delivery without incurring considerable inventory and warehouse costs.

•	Competing with Low Prices. Significant price competition exists between online retailers due to the ability of consumers to quickly compare prices on the Internet. Online retailers must be able to provide a high value proposition in order to attract and retain customers.

•	Achieving Sufficient Scale. Online retailers must achieve sufficient scale to compete successfully with other major online and offline retailers. Significant investments are required to build the necessary infrastructure and to pursue the marketing and sales campaigns necessary to drive traffic and convert website visitors into customers. Therefore, online retailers must have access to adequate capital and generate sufficient revenues to achieve the necessary scale to develop a profitable business.

•	Developing Technology Infrastructure. Online retailers must develop and implement flexible and scalable technology systems to appropriately accommodate large product catalogs with significant data storage needs, high volume transaction processing, order fulfillment workflow, and high quality customer support and management.

The Buy.com Solution

We believe our business model and technology-enabled outsourcing approach effectively address the challenges faced by online retailers while providing our customers and suppliers with key benefits, including:

•	Broad and Deep Product Selection. We offer a broad and deep selection of brand-name, high-quality, new and cutting-edge technology and entertainment products. We also offer close-out and refurbished products. We currently offer approximately two million SKUs in a range of products, including consumer electronics, computer hardware and software, cell phones, books, music, video, games, digital music downloads, toys and sporting goods.

•	High Percent of In-Stock Products. In order to ensure a high availability of products, we have entered into contractual relationships with a number of distribution partners to establish more than one source of distribution and fulfillment for each of our material product categories. Our product offerings are updated frequently to reflect in-stock inventory, which keeps our merchandise selection relevant for our customers. In addition, through our flexible and proprietary technology infrastructure, we receive daily feedback from our suppliers on inventory positions, which allows us to efficiently merchandise our product offerings and coordinate shipment of orders from the optimal distributor.

•	Positive Shopping Experience. Our Buy.com website is designed to create a positive shopping experience. Our website provides valuable information to our customers, including detailed product descriptions, customer reviews, product availability and order status. Our customers can also locate products in a number of ways, such as by brand, category, part number or popularity, facilitating easy navigation among our various product offerings.

•	Compelling Value. We attract new customers and retain existing customers by offering low prices on high-quality, brand-name products together with competitive shipping offers. At the same time, we provide additional value to our customers by providing timely and accurate order fulfillment and 24-hour customer support.

•	Strong Brand and Loyal Customer Base. We have strengthened our “Buy.com, The Internet Superstore” brand over the past seven years through our advertising, marketing and promotional campaigns and through our delivery of quality products at low prices. We have attracted more than seven million unique customers since our inception in 1997 and more than 50% of our annual revenues have been generated from repeat customers.

•	Scalable Business and Technology Infrastructure. We have made significant capital investments in our technology infrastructure to provide us with the ability to rapidly scale our business. Our technology infrastructure and outsourced fulfillment are designed to provide us with a flexible platform which will enable us to grow our business in a cost-effective manner. This enables us to process large transaction volumes, merchandise our broad selection of products and respond rapidly to new product releases or excess inventory opportunities from our suppliers.

Our Strategy

Our objective is to become the leading e-commerce company focused on retail commerce and services. The key elements of our strategy include:

•	Expand Brand Awareness. We intend to expand awareness of our “Buy.com, The Internet Superstore” brand through online and offline marketing efforts. Our online marketing activities include targeted e-mails, an Affiliate Program, listings on comparison shopping engines and paid search, and display advertising. We also recently launched an offline marketing campaign in an effort to increase brand awareness, attract new customers and increase our revenues. This campaign includes newspaper advertisements which we began in September and television advertisements commenced in October in preparation for the holiday shopping season. In addition, we plan to enhance our customer acquisition programs to strengthen our brand awareness. As we continue to utilize these techniques and test and implement additional programs, we believe awareness of our brand will continue to grow.

•	Improve Customer Experience. We plan to continually improve the Buy.com shopping experience by enhancing our website and improving its ease of use, providing superior customer service through timely order information and improved response times, and ensuring accurate order delivery and fulfillment. As part of this strategy, we have launched a VIP program designed to provide our most loyal customers with additional benefits and services.

•	Optimize Customer Acquisition Efforts. We plan to continue to devote the majority of our customer acquisition efforts toward online campaigns, which we believe are the most cost-effective method of directing visitors to our website. We intend to continue marketing to our existing customer base using targeted e-mails, loyalty programs and incentives. In addition, we plan to focus on expanding our Affiliate Program, which generates a significant amount of visitor traffic.

•	Attract Young Consumers and Build Loyalty. We plan to increase our focus on younger consumers, many of whom have not established brand loyalty to any particular online retail site. We have recently launched Yub.com, a social networking community targeting a younger audience, where members can meet, interact and share perspectives on and purchase all types of products. We believe Yub.com will enhance the overall experience of our current customers as well as increase the traffic of potential new customers to the Buy.com website.

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Capitalize on Complementary Business Opportunities.    We seek to generate additional revenues through new, complementary business opportunities. We have recently identified several opportunities which we have implemented or plan to implement, including Yub.com, the Partner Offers program (our retail affiliate program which allows certain third-party e-commerce retailers to market through our Buy.com website), BuyServices (our e-commerce services business which provides web design, transaction processing, customer support, merchandising/marketing, fulfillment and reverse logistics to third-party retailers), and a marketplace where third parties can sell their products on the Buy.com website. We believe these businesses and programs will provide additional revenues with higher margins as well as enhance our overall brand awareness.

•	Expand Product Offerings. A key to our success is to focus on consumers who regularly shop online for cutting-edge technology, consumer electronics and entertainment products. To reinforce this focus, we strive to provide the newest and most popular products at the lowest prices with a convenient and simple shopping experience. We plan to selectively expand our product offerings and broaden the merchandising of our existing categories while continuing to outsource our distribution and fulfillment operations.

Our Websites

Buy.com.    We offer a broad and deep selection of approximately two million SKUs of technology and entertainment goods in key brand names. We generally select our products based upon product lines that have significant market potential, are well suited for e-commerce, and are in industries that allow us to establish relationships with strong distribution partners. We have focused on forming strong relationships with technology and consumer electronics distributors and manufacturers. As a result, 81% and 87% of our revenues for the years ended December 31, 2003 and 2004, respectively, were derived from technology and consumer electronics products. For the nine months ended September 30, 2005, 89% of our revenues were derived from technology and consumer electronics products.

Our principal products are listed on our website under the headings set forth below.

Technology and Consumer Electronics:

•	Computer Hardware and Peripherals. Our computer hardware and peripherals product category contains subcategories for desktops, notebooks, digital memory, storage, monitors and displays, printers and scanners, and accessories. Major brands in this category include: Canon, Epson, Hewlett-Packard, IBM, Iomega, LexarMedia, Logitech, Toshiba and ViewSonic.

•	Consumer Electronics. Our consumer electronics category contains subcategories for home audio, personal electronics, car audio and video, home electronics, and electronics accessories. Major brands in our consumer electronics product category include: Canon, Creative Labs, Panasonic, RCA, Samsung, Sharp and Toshiba.

•	Digital Cameras. Our digital cameras category contains digital cameras and camcorders, camera memory and other accessories. Major brands in our digital cameras product category include: Canon, Casio, Fuji, Kodak, Konica Minolta, Nikon and Olympus.

•	Home Networking. Our home networking category contains subcategories for wireless networking, broadband networking, wired networking, Internet calling, as well as other types of networking. Major brands in our home networking product category include: Belkin, D-Link and Linksys.

•	Software. Our software category contains subcategories for business software, education, gaming, home and hobbies, kid’s center, Macintosh and multimedia. Major brands in our software product category include: Adobe Systems, Intuit, Microsoft and Symantec.

•	Cellular Equipment and Service. Our cellular equipment and service category contains subcategories for accessories, no contract cell phones, cell phones and cell phone service plans. Major brands in our cellular equipment and service product category include: Motorola, Nokia, Sanyo, Samsung, Siemens and Sony Ericsson.

•	Clearance. Our clearance category contains used and refurbished products. A majority of the products sold in this category are technology and consumer electronics products.

Entertainment and Leisure:

•	Entertainment. Our entertainment category contains subcategories for DVDs, books, music CDs and game hardware and software. Major brands in this product category include: BMG, Disney, Fox, MGM, Microsoft, Nintendo, Sony, Universal and Warner Bros.

•	Music Downloads. Our digital music download service, BuyMusic, which was launched in July 2003, currently offers more than 500,000 songs from five major record labels as well as many independent labels.

•	Leisure. Our leisure category contains subcategories for toys, sporting goods and bags. Major brands in this product category include: Adidas, American Tourister, Eagle Creek, Fisher-Price, Kenneth Cole, Leapfrog, Mattel, Nike, PlaySkool, Samsonite, TaylorMade and Wilson.

Other features of our website include:

•	Google Search. We have a revenue-sharing agreement with Google that we believe will further assist us in generating revenue from our large volume of traffic. Under this agreement, we are paid a percent of Google revenues for clicks on sponsored searches generated through the Buy.com website.

•	Partner Offers. Our Partner Offers retail affiliate program allows third-party e-commerce retailers, who generally do not compete directly with us or sell products not offered by us, to sell through our Buy.com website. These third parties pay us a recurring monthly fee and/or a share of revenue.

•	Marketplace. In June 2005, we beta launched a marketplace on our Buy.com website that allows third-party retailers to sell, and will eventually allow consumers to sell, new and used products through the Buy.com website.

Yub.com.    In September 2004, we acquired Metails Incorporated (subsequently renamed Yub, Inc.), which operated a social networking site, to further expand our reach to young individuals for whom we believe word-of-mouth is key to discovering new trends. Metails was founded in 2003 and has filed patent applications related to the intersection of social networking and e-commerce and the construction of unique, online communities where users create webpages containing information about themselves, including their interests and opinions about various products. In December 2004, we changed the name of the website from Metails.com to Yub.com.

Yub.com is an online mall and social networking site that connects people with similar interests. When users shop at Yub.com, they share cash rewards with other members on every item they buy. Yub.com incorporates the product catalogs of Buy.com as well as other third-party online merchants and receives affiliate fees when consumers complete their purchases at these online stores. Yub.com then rewards the buyer and the referrer with a portion of these affiliate fees. Thus, the individual purchasing a product through Yub.com and the person who provided the product advice are both rewarded for using the website. By enabling users to share specific product information, reviews and rewards with other shoppers that have comparable interests, Yub.com acts as a real-time, highly relevant consumer information destination.

Distribution and Fulfillment

We outsource all of our distribution and fulfillment functions to third parties. We believe an outsourced operating infrastructure is key to an efficient and profitable e-commerce model. We have entered into relationships with leading distributors in each of our product categories. In addition, we have established multiple sources for distribution and fulfillment for those products that generate the majority of our revenue. Our distributors carry a vast inventory of products located in warehouses throughout the country from which products are picked, packed and shipped directly to our customers.

We have developed sourcing technology that allows us to choose, for any particular customer order, the optimal distributor to fulfill the order based on a number of factors, including lowest cost (which may include costs relating to shipping from more than one warehouse or source) and best availability. Through this system, we have been highly effective at leveraging the inventory management and fulfillment capabilities of each of our providers to deliver products quickly and cost effectively. Our order processing system electronically transmits orders placed by our customers directly to the optimal distributor. These orders are automatically transmitted into the distributor’s system where they are processed and sent to a warehouse to be fulfilled. In the event that the products in a customer order are not all located in the same warehouse, our distributors will generally cascade the order across several warehouses beginning with the one nearest to the customer’s shipping address. By accessing distributor warehouses throughout the country, we have become more effective at minimizing shipping costs as well as quickly delivering products to our customers. Our distributors also regularly provide us with data on inventory quantities, shipping status and shipper tracking numbers, which allows our customers to link to FedEx or United Parcel Service, if applicable, to provide information on delivery status.

Ingram Micro is our largest distributor and fulfilled more than 66% of our orders, based on revenues, in 2004. Our distributor agreement with Ingram Micro requires us to use Ingram Micro as our primary distributor for various computer products, including computer hardware and software products (excluding electronic software downloads). Our distributor agreement with Ingram Micro renews automatically for one-year periods in August of each year, unless either party provides at least 120 days prior written termination notice to the other party. The agreement may be canceled at any time with or without cause with 120 days’ notice by either party. No other distributor currently fulfills more than 10% of our orders based on revenue.

Marketing

Our marketing efforts are aimed at acquiring new customers, encouraging repeat purchases and continually enhancing our brand. We have taken a disciplined and selective approach in our marketing strategy and utilize our proprietary web analytics tools to assist in making our marketing decisions and to maximize the return from promotional expenditures. During the next 12 to 18 months, we intend to commit substantial resources to supporting our offline and online marketing campaigns, including a significant portion of the proceeds of this offering.

Our current online marketing activities include the following:

•	Targeted E-mails. We engage in targeted weekly e-mail campaigns to various segments of our customer database. We analyze and identify particular customers for specific promotions designed to increase customer traffic and sales.

•	Affiliate Program. Our Affiliate Program, which was implemented in 2000, is a cost-effective, pay-for-performance vehicle that generates a significant amount of visitor traffic. Under the program, an affiliate will receive a percentage of any purchase made by a visitor who was “referred” to us from the affiliate’s website. We have a non-exclusive relationship with Commission Junction, which manages and provides tracking and reporting technology for our Affiliate Program.

•	Comparison Shopping Engines. We submit product data files to comparison shopping engines in order to have our products displayed within various price comparison sites such as CNET, PriceGrabber and Shopping.com. We pay for such advertising based on click-throughs resulting from listings of our products on such price comparison sites.

•	Paid Search. We bid for specific words on search engine websites in order to be included in the search results when visitors conduct product searches on these sites. Our broad and constantly changing product selection enables us to utilize a large quantity of key words that we frequently test and measure for their effectiveness.

•	Display Advertising. We place advertisements on various websites such as AOL.com, MSN.com and Yahoo.com. Our advertisements on these sites are typically focused on increasing brand awareness or are product-specific placements that encourage visitors to click through directly to our website.

Our offline marketing activities include providing inserts with purchased products and advertising in print media and on television. In connection with our strategy to increase brand awareness, we recently launched a marketing and branding campaign, which includes newspaper advertisements which we began in September and television advertisements commenced in October, in preparation for the holiday shopping season. From the launch of this offline marketing campaign through the date hereof, we have experienced an increase in product sales and new customers as compared to the comparable period in 2004. However, we cannot assure you that any increases in our revenues or customers are not a result of other factors or that our marketing campaigns will be successful in strengthening our brand. In addition, we cannot assure that any additional revenues generated by our marketing efforts will be commensurate with the cost of those campaigns. See “Risk Factors — We must continue to develop and maintain the Buy.com brand, which is costly and may not generate corresponding revenue.”

Customer Service and Support

We are committed to providing superior customer service, and we plan to continue to make technological and systems advancements to enhance the overall shopping experience for our customers. We believe customer support throughout the shopping experience is a key element in providing a convenient shopping forum for our customers and establishing customer loyalty. As a result, we have made customer service a focal point of our operations. Our customer service representatives are available for support 24 hours a day, seven days a week. We believe our high level of service builds customer loyalty by creating a comfortable and familiar shopping experience at Buy.com.

To enhance our ability to scale our operations quickly, we have outsourced our first-level customer support to vCustomer, a U.S.-based provider of offshore customer service support. In accordance with our focus on providing high quality customer service, our agreement with vCustomer requires that vCustomer meet certain service levels and handling times in responding to first-level customer support inquiries via e-mail, phone and online chat. We also train vCustomer representatives on our culture and customer service protocols to ensure a cohesive customer support system and a high level of service. The agreement with vCustomer continues until January 1, 2007, but we may also terminate our agreement with vCustomer without cause by providing 60 days’ prior written notice. Our outsourced customer support strategy allows us to scale our support staff to meet our customers’ needs while avoiding unnecessary expenses associated with maintaining a large in-house staff all year. We maintain a small in-house staff of customer service representatives to handle more complex customer inquiries.

Customers can currently interact with our representatives through a toll-free telephone number or by e-mail. In 2005, we may provide an online chat service to further enhance our real-time support. We also strive to keep customers informed regarding the status of their orders. We automatically send e-mails confirming receipt of an order, as well as follow-up e-mails to notify customers of their product shipment, package tracking information and back order status.

In addition to our telephone and e-mail support, we have built an extensive self-help environment on our Buy.com website. This tool allows customers to review all information regarding their current orders and past order history. Our website also provides information on our hassle-free return policy which allows most products to be returned within 30 days of shipment. Within the website, customers may track shipped orders with FedEx and United Parcel Service, check the status of orders being processed, and access links to our technology partners’ websites for technical support. By providing this support through the website, we benefit from significant cost savings while providing the customer more efficient and timely information and service.

Technology and Systems

We have developed a technology platform and a product sourcing engine which enable us to integrate our databases with those of our distributor partners to efficiently identify available inventory in multiple warehouses. Our product sourcing engine automatically transmits orders placed by our customers directly to the optimal distributor. It searches the systems of our distributors and electronically transmits the orders into the distributor’s system where they are processed and sent to a warehouse to be fulfilled. This proprietary technology enables us to effectively merchandise our online retail store with high quality, branded products for our customers, fulfill orders in a timely manner and provide updated information on product availability and order status. This technology-enabled approach provides a variety of benefits to us including cost efficiencies, operating flexibility, enhanced scalability, and greater focus on our core competencies of e-commerce technology, merchandising and online marketing.

We have implemented a combination of proprietary and licensed technologies. Our strategy is to optimize the license of available technology with our internal development efforts on creating and enhancing our specialized, proprietary software e-commerce platform. Our licensed technology consists primarily of Intel based servers running Microsoft’s operating system, database and web server software. Yub.com is currently based on open source technologies including Linux, Apache, MySQL and PHP. Our proprietary software has been developed over the past seven years to provide features, business logic and tools that allows us to efficiently integrate with our distributors and to merchandise approximately two million SKUs.

Our website’s user interface, ordering and customer communication components, includes redundant hardware on mission critical components, which we believe can survive the failure of several entire servers with limited downtime. We currently do not have full platform redundancy or fully redundant data centers, or replicated databases located outside of Southern California. Consistent with our operating strategy, we have entered into an agreement to outsource the location of our Web servers to an Internet data center specialist, SAVVIS Communications Corporation, which maintains an extensive national network. SAVVIS provides redundant Internet connections to multiple Internet access points, a secure physical environment, climate control and redundant power. In addition, SAVVIS provides us with 24 hours a day, seven days a week hosting systems monitoring and escalation. SAVVIS currently hosts our Web operations in its Irvine, California data center, and we believe there is adequate available floor space to support our growth in this facility. Our agreement with SAVVIS renews automatically for one year periods in June of each year. However, we may terminate the agreement without cause upon 90 days’ prior written notice.

Competition

The markets for the products that we offer are very competitive, are rapidly evolving and have relatively low barriers to entry. In addition to other online retailers, we compete with the physical stores, catalogs and websites of traditional offline retailers. Competition may increase in the future, which could require us to reduce prices, increase advertising expenditures or take other actions that may have an adverse effect on our operating results. We believe that competition in our market is based predominantly on:

•	brand recognition;

•	product selection;

•	price and shipping offers;

•	product availability;

•	ease-of-use of website; and

•	order delivery performance and customer service.

We currently compete with a variety of companies that can be divided into two broad categories: (i) multi-category retailers such as Amazon.com, Overstock.com and Wal-Mart, and (ii) specialty retailers or manufacturers such as Best Buy, Circuit City, CompUSA and Dell. Many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than we do. New technologies and the continued enhancement of existing technologies also may increase competitive pressures on our company.

We compete not only for customers, but also for favorable product allocations and cooperative advertising support from product manufacturers. Some of our competitors could enter into exclusive distribution arrangements with our vendors and deny us access to their products, devote greater resources to marketing and promotional campaigns and devote substantially more resources to their website and systems development than us. In addition, some manufacturers whose products are listed on our website also sell their products directly to end-users.

Intellectual Property

We regard the protection of our copyrights, service marks, trademarks, trade secrets and other intellectual property rights as critical to our future success. We rely on various intellectual property laws and contractual restrictions to protect our proprietary rights in products and services. We have acquired and registered many of our domain names with regulatory bodies in an effort to protect these intellectual property rights. It is our policy to enter into confidentiality and invention assignment agreements with our employees and contractors and nondisclosure agreements with our suppliers and strategic partners in order to limit access to and disclosure of our proprietary information. We cannot assure you that these contractual arrangements or the other steps taken by us to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. In addition, we have pursued the registration of our key trademarks and service marks in the U.S. “Buy.com” and “BuyMusic” are our federally registered trademarks, and we have pending applications for other trademarks in the U.S., including “Yub.com.” We have filed patent applications on certain parts of our technology; however, we do not currently possess any patents and we cannot assure you that any pending patent applications will be issued. There is no guarantee that the patents, trademarks and service marks for which we have applied for will offer adequate protection under applicable law, and effective intellectual property protection may not be available in every country in which our services may be made available in the future. We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future, if at all. As a result, we may be required to obtain substitute technology of lower quality or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

Government Regulation

We are subject to federal and state consumer protection laws and regulations, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices, as well as laws and regulations governing businesses in general and the Internet and e-commerce. As the Internet becomes increasingly popular, additional laws and regulations may be adopted with respect to the Internet, the effect of which on e-commerce and social networks is uncertain. These laws may cover issues such as user privacy, spyware and the tracking of consumer activities, marketing e-mails and communications, other advertising and promotional practices, money transfers, freedom of expression, pricing, content and quality of products and services, taxation, electronic contracts and other communications, intellectual property rights and information security. Furthermore, it is not clear how existing laws such as those governing issues such as property ownership, sales and other taxes, libel, trespass, data mining and collection, and personal privacy apply to the Internet, social networking and e-commerce. Any new legislation or regulation, or the interpretation or application of existing laws and regulations to the Internet or other online services, may have a material adverse effect on our business, prospects, financial condition and results of operations by, among other things, impeding the growth of the Internet, subjecting us to fines, penalties, damages or other liabilities, requiring costly changes in our business operations and practices, and reducing customer demand for our products and services.

For example, the state of California has recently enacted a number of laws and regulations which may affect our business and operations. Recently enacted legislation in California requires us to notify our California customers if certain personal information about them is obtained by an unauthorized person, such as a computer hacker. In addition, starting January 1, 2005, retailers with a presence in California are required to begin collecting a new Electronic Waste Recycling Fee in connection with the sale of certain video display devices to California residents. In September 2004, the California legislature enacted the “Consumer Protection Against Computer Spyware California Act”, which bans (i) unauthorized users from installing on computers owned by Californians any software that deceptively or surreptitiously takes control of the computer’s functionality, modifies the computer’s functionality and causes the computer’s functionality to be modified, and (ii) software that also, by fraudulent means, enables personally identifiable information to be collected. Similar legislation has been enacted in Utah and introduced in Michigan and New York and the U.S. Congress. In 2003, the California legislature enacted the “Online Privacy Protection Act of 2003” which requires operators of commercial websites or online services that collect personal information on California residents through a website to conspicuously post the website’s privacy policy, which, among other things, must identify the categories of personally identifiable information collected about site visitors and the categories of third parties with whom the operator may share the information on the site and comply with its posted privacy policy.

Actions or regulations have also recently been taken, enacted or proposed by other states and the federal government. In 2003, Congress enacted the “Controlling the Assault of Non-Solicited Pornography and Marketing Act”, which requires unsolicited commercial e-mail messages to be labeled and to include opt-out instructions and the sender’s physical address, and which prohibits the use of deceptive subject lines and false headers in such messages. Furthermore, in 2002, the Federal Trade Commission issued guidance recommending that paid-search results be clearly distinguished from non-paid results, that the use of paid-search be clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid-search listings on search results.

We may also be subject to additional laws and regulations in connection with Yub.com, our recently acquired social networking website, and our third-party marketplace which we beta launched in June 2005. Social networking is a new and developing field, and the liabilities of online providers of such sites is currently uncertain. In addition, it is not clear how existing laws and regulations such as those governing copyright and trademark infringement, personal privacy, defamation, negligence and the protection of minors may be interpreted or amended to apply to our social networking and marketplace services. For example, the Digital Millennium Copyright Act, which is in part intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe the copyrights of others, was adopted by Congress in 1998. In 1998, Congress also adopted the Protection of Children from Sexual Predators Act, which requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. If we do not meet the safe harbor requirements of the Digital Millennium Copyright Act with respect to alleged copyright violations, or report and/or prevent the posting of items that violate other federal and state laws and regulations, we could be exposed to costly and time-consuming litigation and/or other sanctions. In addition, although membership in Yub.com is restricted to persons who are at least 18 years of age, the manner in which our websites are operated and in which information and content are posted may subject us to the Children’s Online Privacy Protection Act and the Children’s Internet Protection Act. Furthermore, laws and regulations relating to money transfers, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001

(better known as the “Patriot Act”), which requires certain reporting and compliance regarding fund transfers and payments, and the Financial Modernization Act of 1999 (also known as the “Gramm-Leach-Bliley Act”), which includes protections for personal financial information of consumers held by financial institutions, as well as other state and federal money transfer and money laundering laws, may be interpreted or amended to apply to our new Yub.com site’s payment of rewards for persons who participate in the purchase of products through the website. As social networking and online marketplaces evolve, additional laws and regulations may be adopted restricting the activities allowable on such websites or the way providers operate such websites.

Legal Proceedings

In July 2001, we and certain of our former officers and former and current directors were named in a series of class action stockholder suits in connection with our first initial public offering which was completed in February 2000. We subsequently became a privately held corporation pursuant to a merger completed in November 2001. The lawsuits were consolidated into a single complaint with other similar stockholder lawsuits involving more than 250 companies, including us, and various underwriters, in an action entitled In re: Initial Public Offering Securities Litigation in the Southern District of New York (File No. 21 MC 92 (SAS)). In the consolidated action, plaintiffs allege that the defendants violated Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. Plaintiffs allege that the registration statement and prospectus relating to our public offering completed in 2000 failed to disclose material facts regarding the compensation to be received by, and the stock allocation practices of, the underwriters. We have approved a memorandum of understanding and related agreements which set forth the terms of a settlement between us, the plaintiffs and the vast majority of the other approximately 300 issuer defendants. Among other provisions, the memorandum of understanding provides for a release of Buy.com and our former officers and former and current directors for the conduct alleged in the action to be wrongful. Under the memorandum of understanding, we would agree to undertake certain responsibilities, including agreeing to assign, not assert, or release certain potential claims we may have against our former underwriters. The memorandum of understanding also would require the insurance companies of the issuer defendants to provide a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuer defendants. To the extent that the plaintiffs receive at least $1 billion from the underwriter defendants, no payment will be required by the insurance companies. To the extent that the plaintiffs receive less than $1 billion from the underwriter defendants, the insurance companies of the issuers are required to make up the difference. It is anticipated that any potential financial obligation that we may have to the plaintiffs pursuant to the terms of the memorandum of understanding and related agreements will be directly covered and paid by our insurance carriers.

We currently are not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from our insurance carriers. We believe our insurance carriers are solvent, and we are not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. Therefore, we do not expect that a settlement in accordance with the memorandum of understanding will involve any payment by us. If material limitations on the expected recovery of any potential financial obligation to the plaintiffs from our insurance carriers should arise, our maximum financial obligation to plaintiffs pursuant to the memorandum of understanding would be less than $4.0 million.

In February 2005, the court granted preliminary approval of the memorandum of understanding, subject to certain modifications consistent with its opinion. The court ruled that the issuer defendants and the plaintiffs must submit a revised memorandum of understanding which provides for a mutual bar of all contribution claims by the settling and non-settling parties and does not bar the parties from pursuing other claims. The issuer defendants and plaintiffs have negotiated a revised memorandum of understanding consistent with the court’s opinion and are in the process of obtaining approval from those issuer defendants that are not in bankruptcy. All but one of the issuer defendants that are not in bankruptcy have approved the revised memorandum of understanding, which has been submitted to the court. The court has set a preliminary date of April 2006 for a final fairness hearing and approval of the revised memorandum of understanding. There is no assurance that the court will grant final approval to the memorandum of understanding. If the memorandum of understanding is not approved and we are found liable, we are unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than our insurance coverage, or whether such damages would have a material impact on our results of operations, financial condition or cash flows in any future period. We have reviewed the above matter and do not believe that it is probable that a loss contingency has occurred; therefore, we have not recorded a liability against these claims.

In June 2005, in connection with the litigation brought on or about September 12, 2003 by Scott Blum, individually and as Trustee of the Scott A. Blum Separate Property Trust, the Will Scott Blum Trust, the Emma Rose Blum Trust, and the Scott Blum GRAT, against Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively with its affiliates, the “Merrill Lynch Parties”) and another party, we entered into a mutual release agreement with the Merrill Lynch Parties. Our release provided a full and complete release of all claims that we may have had against the Merrill Lynch Parties up to the date of the release, including without limitation any claims relating to our first initial public offering, but excluding (i) claims agreed to be assigned and/or restricted in connection with the In re: Initial Public Offering Securities Litigation matter for so long as such claims remain agreed to be so assigned and/or restricted and (ii) any claims that we may assert solely defensively against the Merrill Lynch Parties in certain circumstances in connection with the In re: Initial Public Offering Securities Litigation matter.

In September 2005, we were named in a lawsuit entitled Ditzik v. Ergotron, Inc., et al. filed in the United Stated District Court, Eastern District of Michigan, Southern Division. The suit alleges damages against several manufacturers and retailers (including us) based on the making, using, offering to sell, selling or importing into the United States certain flat panel displays that allegedly infringe the plaintiff’s issued patents. The plaintiff, Richard J. Ditzik dba NetAirus Systems, seeks injunctive relief, attorney’s fees and unspecified damages.

From time to time, we may be subject to other legal proceedings and claims in the ordinary course of our business, including claims based on pricing errors and/or other errors in product information or advertisements. These claims, even if not meritorious, could be costly and time consuming and could divert our management and key personnel from our business operations. In connection with such litigation, we may be subject to significant damages or equitable remedies relating to the operation of our business and the sale of products on our website. The uncertainty of litigation increases these risks. Any such litigation may materially harm our business, results of operations and financial condition.

Employees

As of September 30, 2005, we had 122 full-time employees, including 35 in marketing, merchandising and sales, 8 in customer support, 51 in web development and information technology, 9 in operations and reverse logistics, and 19 in finance, human resources and administration. During the holiday shopping season, we have historically hired a number of temporary employees.

Facilities

Our principal facility is located in Aliso Viejo, California and consists of approximately 25,000 square feet of office space under a lease that expires in June 2009. We believe our existing facility will be sufficient for our needs for at least the next twelve months.

MANAGEMENT

Executive Officers and Directors

The following table provides certain information as of October 31, 2005 with respect to our executive officers and directors:

Name	Age	Position(s)
Scott A. Blum	41	Chairman of the Board and Chief Executive Officer
Neel Grover	34	President, Chief Operating Officer, Director and Secretary
Robert R. Price	53	Chief Financial Officer
Roger Andelin	42	Chief Information Officer
Robb Brock	42	Chief Technology Officer
Greg Giraudi	38	General Counsel and Vice President, Legal Affairs
Donald M. Kendall	84	Director
Michael A. Piraino(1)	52	Director
Charles W. Richion(1)	69	Director
James C. Watson(1)	53	Director

(1)	Member of the Audit Committee, the Compensation Committee, and the Nomination and Governance Committee.

Scott A. Blum is the founder of the company and has been our Chairman and Chief Executive Officer since November 2001. Mr. Blum previously served as our Chief Executive Officer and Chairman from June 1997 to October 1999. Since November 1999, Mr. Blum has served as the Managing Partner of ThinkTank Holdings LLC, a private equity investment fund. Prior to founding Buy.com, Mr. Blum founded other technology companies including Pinnacle Micro, Inc., a provider of removable optical storage systems, and MicroBanks, a manufacturer of technology enhancement products for IBM PS/2 and Macintosh personal computers.

Neel Grover has been our President since September 2003, our Chief Operating Officer since October 2004 and a director since November 2001. In addition, Mr. Grover has been the Chief Executive Officer of Yub, Inc. since September 2004. From March 2003 to September 2003, Mr. Grover served as President of BuyNetwork Inc., the former parent company of Buy.com. Prior to that, Mr. Grover served as the President of ThinkTank Holdings from January 2002 to March 2003, and as its General Counsel and Vice President of Business Development from January 2000 to January 2002. From 1995 to 1999, Mr. Grover worked as an attorney in the Business & Technology Departments of the law firms of Brobeck, Phleger & Harrison LLP and Jones, Day, Reavis & Pogue. Mr. Grover received his J.D., cum laude, from the University of San Diego School of Law and his B.A. in Economics from the University of California at Irvine.

Robert R. Price has been our Chief Financial Officer since February 2001. Mr. Price also served as a director from November 2001 to January 2005 and as our President from August 2001 to September 2003. From August 2000 until February 2001, Mr. Price provided consulting services to Crosspoint Venture Partners, including serving as the Chief Financial Officer of a newly formed company funded by Crosspoint. From September 1995 to July 2000, Mr. Price held various management positions at PairGain Technologies, Inc., a publicly held telecommunications equipment manufacturer. He was Senior Vice President, Chief Financial Officer and Secretary of PairGain from January 2000 to July 2000, its Vice President and Corporate Controller from January 1998 through December 1999, and its Corporate Controller from September 1995 through December 1997. From 1992 until 1995, Mr. Price was the Corporate Controller for Triconex Corporation, a manufacturer of fault-tolerant control systems. Prior to 1992, Mr. Price held financial management positions at both public and privately held companies. Mr. Price also spent 10 years in public accounting both as an auditor and a tax advisor. Mr. Price received his B.S. in Business Administration, with an emphasis on accounting, from California Polytechnic University, Pomona.

Roger Andelin has been our Chief Information Officer since June 2003. From December 2002 until June 2003, Mr. Andelin served as our Vice President of Business Development. From June 2002 to December 2002, Mr. Andelin was Director of Strategic Accounts for eBuilt, and from December 2000 until June 2002, Mr. Andelin was an independent business and technology consultant. From October 1999 to December 2000, Mr. Andelin was the President and Chief Technology Officer of Aqueduct, Inc. (currently ChannelWave), an e-commerce service provider which was spun out of Buy.com in October 1999. From October 1998 until October 1999, Mr. Andelin was Director of Business Development for Buy.com. Mr. Andelin’s prior experience includes management, sales and marketing experience with Sun Microsystems, Inc. and Sony Electronics Inc. Additionally, Mr. Andelin was co-founder and President of Extreme Software, a multimedia software company. Mr. Andelin received an M.B.A. from Pepperdine University and a B.S. in Information and Computer Science from the University of California at Irvine.

Robb Brock, a co-founder of Buy.com, has been our Chief Technology Officer since October 2003. From August 2001 to April 2003, Mr. Brock served as the Chief Technology Officer of Interactive Media where he designed hardware for the digital signage and way finding industries. Prior to that, from April 2000 to August 2001, Mr. Brock was involved in several start-up ventures, providing advisory and consulting services. From July 1997 to April 2000, Mr. Brock was Vice President, Technology at Buy.com. From June 1994 to December 1996, Mr. Brock was a consultant to First American Title and was instrumental in its intranet, extranet and Internet development projects. Mr. Brock has also served as Vice President of Software Development at Datafaction, Inc., a software development company, and worked as an independent consultant/contractor specializing in PICK software solutions for the manufacturing, distribution, direct marketing, photographic processing and accounting industries. Mr. Brock received a B.S., summa cum laude, in Computer Science from National University.

Greg Giraudi has been our General Counsel and Vice President, Legal Affairs since October 2003. From September 1999 to October 2003, Mr. Giraudi was an attorney in the Business & Technology Departments of the law firms of Dorsey & Whitney LLP and Brobeck, Phleger & Harrison LLP. Prior to that, Mr. Giraudi spent more than six years in various engineering and management roles at Fluor Corporation, a publicly held engineering and construction firm. Mr. Giraudi received his J.D., magna cum laude, from the University of San Diego School of Law and his B.S. in Chemical Engineering from the University of California at San Diego.

Donald M. Kendall has been a director since June 2004, and previously served as a director from August 1998 to November 2001. He also served as one of our advisory board members from October 2002 to June 2004. Since 1991, Mr. Kendall has been a Consultant and Ambassador at Large for PepsiCo, Inc., and from 1986 to 1991, he served as the Chairman of the Executive Committee for PepsiCo. From 1965 to 1986, Mr. Kendall was PepsiCo’s Chairman of the Board and Chief Executive Officer. Mr. Kendall currently serves as a member of the board of directors of The Orvis Company, Inc. Mr. Kendall attended Western Kentucky University before becoming a Navy pilot in World War II, and he holds several honorary doctorate degrees from universities such as Babson College, Gonzaga University, Mercy College and the State University of New York (SUNY).

Michael A. Piraino has been a director since October 2005. Mr. Piraino currently serves as Executive Vice President and Chief Financial Officer of Epicor Software Corporation, a publicly-traded international provider of enterprise software solutions, which he joined in May 2003. Prior to joining Epicor, Mr. Piraino founded CEO Resources L.L.C., an executive resource management company providing high-growth companies with interim CEO services and corporate finance and M&A advisory services, in January 2002. From March 2001 to January 2002, he was the President and Chief Operating Officer at Enfrastructure (now known as TechSpace Inc.), a full-service business and technology infrastructure provider for high-growth companies. From December 1998 to March 2001, Mr. Piraino served in a number of management capacities, most recently as President, Chief Executive Officer and a director, at Emergent Information Technologies, Inc. (now known as SM&A), a publicly-traded management consulting firm that provides competition management services and performance assurance services. Mr. Piraino has also served in various management capacities, most recently as Executive Vice President and head of Corporate Development, at Data Processing Resources Corporation, a leading provider of information technology staffing services, from January 1996 to December 1998. Mr. Piraino began his career with Touche Ross & Co. (the predecessor to Deloitte & Touche LLP) in 1975. Mr. Piraino holds a B.S. in Accounting from Loyola University of Los Angeles and is a certified public accountant.

Charles W. Richion has been a director since June 2004, and previously served as a director from August 1998 to November 2001. Mr. Richion has been retired for the past five years. From June 1997 to July 1998, Mr. Richion was the Vice President of Corporate Development for Identix Inc. From 1965 to 1996, Mr. Richion served as the Vice President of U.S. Sales and Vice President of Global Partners at Hewlett-Packard Company. Mr. Richion received his B.S. in Electrical Engineering from the University of Pennsylvania.

James C. Watson has been a director since October 2005. Mr. Watson currently serves as the Chairman and Chief Executive Officer of TechSpace Inc. (formerly known as Enfrastructure). He has served as the Chairman of TechSpace since co-founding the company in December 1999, has served as its CEO since September 2004, and previously served as its CEO from December 1999 to June 2003. Prior to joining TechSpace, Mr. Watson was a Principal of Koll Development Company, a national commercial real estate firm, and served as President from 1995 to 1999. He also served as President of Koll International Commercial from 1992 to 1995. Prior to that, Mr. Watson served as President of SDC Investments, a commercial real estate developer and successor to the Santa Anita Development Company, which merged its operations in 1992 with Koll Development Company. Mr. Watson also served for four years as the State Racing Commissioner on the California Horse Racing Board, after being appointed to such position in 1992 by the Governor of California. Mr. Watson holds a B.S. in Public Administration from the University of Southern California.

Supplemental Information Regarding Our Chairman and CEO

On October 3, 1997, the SEC entered a cease and desist order against Pinnacle Micro, Inc., Scott Blum and another employee of Pinnacle Micro. At that time, Mr. Blum served as Pinnacle Micro’s executive vice president of sales and marketing and as one of its directors. The SEC action alleged improper accounting practices involving improper revenue recognition and failure to disclose changes in accounting practices, which resulted in Pinnacle Micro overstating its financial results for certain periods. Mr. Blum neither admitted nor denied the SEC’s facts and findings but did consent to the entry of the cease and desist order against him. No fines were assessed against Pinnacle Micro, Mr. Blum or the other employee.

Mr. Blum currently resides in Wyoming. Our principal facility is located in California and we do not own or lease facilities in Wyoming. In addition, Mr. Blum spends a significant portion of time managing ThinkTank Holdings LLC, a private equity investment fund, as well as other related entities and ventures.

Board Composition; Classified Board of Directors

The size of our board of directors is currently set at six. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Our board of directors has determined that each of Messrs. Kendall, Piraino and Richion is an independent director, as such term is defined by the listing standards of the Nasdaq National Market. During the year following this offering, we expect to appoint one or more independent directors and reconstitute our audit committee, compensation committee, and nomination and governance committee such that a majority of our board and all members of each of the foregoing committees will satisfy the independence standards established by the SEC and the Nasdaq National Market.

Effective upon the closing of this offering, we will divide the terms of office of the directors into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2006;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2007; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2008.

Upon the closing of this offering, Class I shall consist of Messrs. Grover and Richion, Class II shall consist of Messrs. Piraino and Watson, and Class III shall consist of Messrs. Blum and Kendall. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of the board of directors or affirmative vote of at least 66 2/3% of our outstanding voting stock may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nomination and governance committee.

Audit Committee.    The functions of our audit committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	pre-approving audit and non-audit services to be rendered by our independent auditors;

•	recommending to our board of directors the engagement of our independent auditors and oversight of the work of our independent auditors;

•	reviewing our financial statements and periodic reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters;

•	reviewing our financing plans and reporting recommendations to our full board of directors for approval and to authorize action; and

•	administering and discussing with management and our independent auditors our code of ethics.

Both our independent auditors and internal financial personnel regularly meet privately with the audit committee and have unrestricted access to this committee.

Compensation Committee.    The functions of our compensation committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our employee benefit plans;

•	reviewing and approving executive officer and director indemnification and insurance matters; and

•	advising and consulting with our officers regarding managerial personnel and development.

Nomination and Governance Committee.    The functions of our nomination and governance committee include:

•	identifying qualified candidates to become members of our board of directors;

•	selecting nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected);

•	selecting candidates to fill vacancies on our board of directors;

•	developing and recommending to our board of directors our corporate governance guidelines; and

•	overseeing the evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Michael A. Piraino, Charles W. Richion and James C. Watson. None of the members of our compensation committee has at any time been an officer or employee of our company. Scott Blum, our Chairman and CEO, and Neel Grover, our President and Chief Operating Officer, currently serve as directors of TechSpace Inc. ThinkTank Holdings LLC, a company owned by Mr. Blum, owns approximately 40.9% of TechSpace. James C. Watson, a member of our board of directors and of our compensation committee, is the Chairman and Chief Executive Officer of TechSpace. Mr. Grover was a member of the compensation committee of the board of directors of TechSpace from 2001 to September 2004. TechSpace does not currently have a compensation committee of its board of directors, and decisions regarding compensation of its executive officers is made by the entire board. Except as disclosed above, none of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Director Compensation

We currently do not provide our non-employee directors with cash compensation for their service as directors, but we do reimburse them for out-of-pocket expenses incurred in connection with attending meetings of our board of directors and committees of the board of directors. In consideration of his agreement to serve as the chairman of the audit committee, we will pay to Mr. Piraino an annual retainer fee of $15,000 as well as $3,000 per in-person meeting of the audit committee, or $2,000 per in-person meeting of the audit committee if held on the same day as a board meeting, and $1,500 per telephonic meeting of the audit committee.

Our directors may participate in our stock option plans. Each of our non-employee directors has, or will have upon the effectiveness of this offering, an option to purchase 39,629 shares of our common stock. Unless otherwise determined by the Board, any non-employee director who is first elected to the board of directors following this offering will also be granted an option to purchase 39,629 shares of our common stock on the date of his or her initial election to the board of directors. The options held by Messrs. Kendall and Richion have exercise prices of $3.15 and $11.89 per share, respectively, and vest over a three-year period, subject to the director’s continuing service on our board of directors. The options granted to Messrs. Piraino and Watson and any future non-employee director will have an exercise price per share equal to the fair market value of our common stock on the date of grant and will also vest over a three year period. The term of each option granted to a non-employee director shall be 10 years. These options will be granted under our 2005 Equity Incentive Plan and the terms of options granted under such plan are described in more detail under “—Employee Benefit Plans.”

Employment Contracts and Termination of Employment and Change of Control Arrangements

We do not have any employment contracts with any of our named executive officers. Accordingly, our board of directors may terminate the employment of any named executive officer at any time at its discretion.

Executive Compensation

The following table shows information regarding the compensation earned by our Chief Executive Officer and our other four most highly compensated executive officers, collectively referred to as the named executive officers in this prospectus, during the fiscal year ended December 31, 2004. No named executive officer received personal benefits or perquisites that exceeded the lesser of $50,000 or 10% of his total annual salary and bonus for the years indicated.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus	Other Annual Compensation	Shares of Common Stock Underlying Options (#)
Scott A. Blum(1)	—	—	—	—
Chief Executive Officer and Chairman
Neel Grover	$166,731	—	—	203,632
President, Chief Operating Officer and Director
Robert R. Price	$159,051	—	—	—
Chief Financial Officer
Roger Andelin	$144,420	—	—	22,880
Chief Information Officer
Greg Giraudi	$154,168	—	—	22,880
General Counsel and Vice-President, Legal Affairs

(1)	We do not pay a salary to Mr. Blum, who is also our principal stockholder.

Option Grants in Last Fiscal Year

The following table sets forth information regarding options granted to the named executive officers during 2004. No stock appreciation rights were granted to any of our named executive officers in 2004.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Securities Underlying Options Granted(2)	% of Total Options Granted to Employees in 2004(3)	Exercise Price Per Share(4)	Expiration Date
					5%	10%
Scott A. Blum	—	—	—	—	—	—
Neel Grover	203,632	54.4%	$11.89	01/14/14	$1,522,428	$3,858,132
Robert R. Price	—	—	—	—	—	—
Roger Andelin	22,880	6.1%	$11.89	01/14/14	$171,059	$433,498
Greg Giraudi	22,880	6.1%	$11.89	01/14/14	$171,059	$433,498

(1)	Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of the common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

(2)	Each option was granted under our 2002 Stock Option/Stock Issuance Plan and is immediately exercisable but is subject to a right of repurchase which lapses over a three year period.

(3)	During the year ended December 31, 2004, we granted to our employees options to purchase an aggregate of 374,409 shares of our common stock under our 2002 Stock Option/Stock Issuance Plan.

(4)	All options were granted at an exercise price equal to the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors.

Year-End Option Holdings

The following table provides aggregated option information for the named executive officers as of December 31, 2004. None of our named executive officers exercised any stock options during the fiscal year completed December 31, 2004.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Holdings

Name	Number of Securities Underlying Unexercised Options(#)		Value of Unexercised In-the-Money Options(1)
	Exercisable(2)	Unexercisable	Exercisable(2)	Unexercisable
Scott A. Blum	—	—	—	—
Neel Grover	765,473	—	$5,179,473	—
Robert R. Price	794,881	—	8,357,403	—
Roger Andelin	104,427	—	745,476	—
Greg Giraudi	102,138	—	482,820	—

(1)	The fiscal year-end values of unexercised in-the-money options listed above have been calculated on the basis of the assumed initial public offering price of $12.00, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

(2)	All of the options in the table above are immediately exercisable, but the shares subject to such options are subject to a right of repurchase to the extent they are unvested.

Employee Benefit Plans

Buy.com Inc. 2002 Stock Option/Stock Issuance Plan

Our 2002 Stock Option/Stock Issuance Plan, or 2002 plan, was adopted by our board of directors and approved by our stockholders in January 2002. A total of 2,827,826 shares of our common stock have been reserved for issuance under the 2002 plan. Under the 2002 plan, we are authorized to grant to officers and other employees options to purchase shares of our common stock intended to qualify as incentive stock options, as defined under Section 422 of the Internal Revenue Code of 1986, and to employees, consultants or independent contractors options that do not qualify as incentive stock options under the Internal Revenue Code. All options granted under the 2002 plan, as amended, have terms not exceeding 10 years and are immediately exercisable but vest over time. Options granted under the 2002 plan are not transferable by the recipient except by will or by the laws of descent and distribution. As of October 31, 2005, 2,767,981 shares of our common stock were issuable upon exercise of outstanding options granted under the 2002 plan. No further option grants will be made under the 2002 plan after the closing of this offering. Although no further options will be granted under this plan, all outstanding options will be administered under the terms and conditions of such plan.

BuyNetwork Inc. 2002 Stock Option/Stock Issuance Plan

In connection with the merger of BuyNetwork Inc. (formerly known as Direct Response Network Inc.) with and into us in 2004, we assumed the Direct Response Network Inc. 2002 Stock Option/Stock Issuance Plan. Participation in the assumed plan is limited to officers, employees, directors and service providers of BuyNetwork. As of October 31, 2005, options for 475,550 shares of our common stock were outstanding under the assumed BuyNetwork plan. We do not intend to grant any new options under the BuyNetwork plan. Although no further options will be granted under this plan, all outstanding options will be administered under the terms and conditions of such plan.

BuyMusic Inc. 2003 Stock Option/Stock Issuance Plan

In connection with the merger of BuyMusic Inc. with and into us in 2004, we assumed the BuyMusic Inc. 2003 Stock Option/Stock Issuance Plan. Participation in the assumed BuyMusic plan is limited to officers, employees, directors and service providers of BuyMusic. As of October 31, 2005, options for 29,648 shares of our common stock were outstanding under the assumed BuyMusic plan. We do not intend to grant any new options under the BuyMusic plan. Although no further options will be granted under this plan, all outstanding options will be administered under the terms and conditions of such plan.

2005 Equity Incentive Plan

Our 2005 Equity Incentive Plan, or 2005 plan, was adopted by our board of directors and our stockholders in November 2005, to become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. The 2005 plan is designed to provide for the granting to our employees, officers, directors (including non-employee members of our board of directors), consultants and independent contractors providing services or other benefits to us or to any of our subsidiaries, of: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, or SARs; (iii) restricted stock and restricted stock units; (iv) performance awards, including stock, other securities, cash or other property; and (v) other stock-based awards.

Administration of the Plan.    Our board of directors has delegated the administration of our 2005 plan to the compensation committee of our board of directors. The administrator will have complete discretion and authority to establish rules for the administration of the 2005 plan, select the persons to whom awards are granted, determine the types of awards to be granted and the number of shares of common stock, securities or other property covered by awards, effect the cancellation, forfeiture or suspension of awards and set the terms and conditions of awards. The administrator may also accelerate the exercisability of any award, or determine whether the payment of any amounts payable under any award shall be deferred. Awards may provide that upon grant or exercise, the holder will receive shares of common stock, other securities or property, cash or any combination of such, as the administrator will determine.

Shares Reserved for Issuance.    We have reserved 1,100,000 shares of common stock for issuance under our 2005 plan. In order to meet the requirements of Section 162(m) of the Internal Revenue Code, our 2005 plan contains a limit on the maximum number of shares of our common stock that may be granted to an individual in any calendar year, subject to adjustment as described in the 2005 plan.

In connection with stock splits, reverse stock splits, stock dividends, recapitalizations, reorganizations, mergers, consolidations, exchanges and certain other events affecting our common stock, the administrator may make adjustments it deems appropriate in the number and type of shares of our common stock or other securities or property that thereafter may be made the subject of grants, the number and type of shares of our common stock or other securities or property subject to outstanding grants and the purchase or exercise price with respect to any grant.

If any stock options, SARs, restricted stock, restricted stock units, performance awards or other stock-based awards granted under the 2005 plan terminate or are forfeited without having been exercised, the shares subject to such grants will again be available for granting under the 2005 plan. In addition, if any shares of our common stock or other securities or property are surrendered in payment of the exercise price of a granted award, or in connection with the satisfaction of tax obligations related to a granted award, those shares will again be available for grants of awards under the 2005 plan, except those shares surrendered in connection with satisfying tax obligations, which will not be available for future grants of incentive stock options.

Eligibility.    All of our employees, officers, directors, including non-employee members of our board of directors, consultants and independent contractors providing services or other benefits to us or to any of our subsidiaries are eligible to receive grants under our 2005 plan.

Vesting.    The administrator determines the vesting of awards under the 2005 plan.

Options.    The 2005 plan authorizes the administrator to grant options to purchase shares of our common stock in an amount and at an exercise price to be determined by it, provided that, with respect to incentive stock options, the exercise price cannot be less than 100% of the fair market value of our common stock on the date of grant. In the event that the optionee owns directly or indirectly more than 10% of our common stock, any incentive stock option granted to that optionee will have an exercise price of not less than 110% of the fair market value of our common stock on the grant date and will not have a term longer than five years. The exercise price for any option is generally payable in cash or, at the discretion of the administrator, in whole or in part by the tendering of shares of common stock or other securities, property, awards or consideration, or any combination of such, having a fair market value on the date the option is exercised equal to the exercise price. Determinations of fair market value under the 2005 plan are made in accordance with methods and procedures established by the administrator. The term of each option shall be fixed by the administrator and cannot exceed 10 years from the date of grant or five years from the date of grant in the case of an incentive stock option granted to an optionee who owns more than 10% of our common stock.

Stock Appreciation Rights.    The 2005 plan authorizes the administrator to grant SARs that provide the recipient with the right to receive, upon exercise of the SAR, cash or, at the discretion of the administrator, shares of common stock or other securities, property, awards or consideration, or any combination of such. The amount that the recipient will receive upon exercise of the SAR will be based on the excess of the fair market value of one share of our common stock (or other securities or property) on the date of exercise (or, in the discretion of the administrator, at any time during a specified period before or after the date of exercise) over the grant price of the SAR, as determined by the administrator, provided that the price cannot be less than 100% of the fair market value of our common stock (or other securities or property) on the date on which the SAR is granted. SARs will become exercisable in accordance with terms and conditions as determined by the administrator. SARs may be granted in combination with an option grant or independently from an option grant.

Restricted Stock and Restricted Stock Units.    The 2005 plan authorizes the administrator to grant restricted stock and restricted stock units. A restricted stock award is an award of our common stock that may be subject to restrictions on transferability, the right to vote shares subject to the restricted stock award, the right to receive dividends or other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse or be waived separately or collectively, in installments or otherwise, as the administrator may determine. Except to the extent restricted under the award agreement relating to the restricted stock award, a participant awarded restricted stock will have all of the rights of a stockholder as to those shares.

Restricted stock units represent the right of the recipient, subject to any restrictions imposed by the administrator, to receive shares of common stock, or a cash payment equal to the fair market value of such shares, at some future date. All restricted stock units will be credited to bookkeeping accounts established by us for purposes of the 2005 plan, until such time as any restriction period lapses.

Upon termination of a recipient’s employment during the applicable restriction period, all restricted stock and restricted stock units held by the recipient will be forfeited unless the administrator determines otherwise.

Performance Awards.    The 2005 plan authorizes the administrator to grant performance awards payable in cash, shares of common stock, or other awards, securities or property, upon the achievement of specified performance goals during a specified period of time as established by the administrator. The performance goals that must be met, the length of any performance period, the amounts to be paid if the performance goals are met, and any other terms or conditions of each performance award will be determined by the administrator.

Other Stock-Based Awards.    The 2005 plan authorizes the administrator to grant other types of awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our common stock or other securities, in compliance with applicable law. The administrator will determine the terms and conditions of such awards, including whether such awards may be payable in cash, by tendering shares of common stock or other securities, property, awards or consideration, or any combination of such.

Amendment and Termination.    Our board of directors may amend, alter, suspend, discontinue or terminate the 2005 plan at any time, except that stockholder approval must be obtained for any change that, absent stockholder approval, would cause Rule 16b-3 of the Securities Exchange Act of 1934 or Section 162(m) of the Internal Revenue Code to become unavailable with respect to the 2005 plan; would violate any rules or regulations of the National Association of Securities Dealers, Inc., the Nasdaq National Market or any other securities exchange applicable to us; or would cause us to be unable under the Internal Revenue Code to grant incentive stock options under the 2005 plan.

Unless terminated sooner by our board of directors or extended with stockholder approval, the 2005 plan will terminate on the tenth anniversary of its effective date.

Change in Control.    In the event of a change of control where the acquiror does not assume or replace options granted under the 2005 plan, options issued under the 2005 plan will be subject to accelerated vesting such that 100% of such options will become vested and exercisable or payable, as applicable. Under the 2005 plan, a change of control is generally defined as:

•	a merger, consolidation or other reorganization unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned our outstanding voting securities immediately prior to such transaction;

•	the sale, transfer or other disposition of all or substantially all of our assets; or

•	the acquisition, directly or indirectly by any person or related group of persons (other than us or a person that directly or indirectly controls, is controlled by, or is under common control with, us), of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer made directly to our stockholders.

The issuance of preferred stock by us in the future will not constitute a change of control under the 2005 plan unless such preferred stock is issued to a person or group of persons, and as a result of such issuance such persons acquire beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of more than 50% of the total combined voting power of our securities outstanding after such acquisition.

Tax Withholding.    Under the 2005 plan, the administrator may permit participants receiving or exercising awards to surrender shares of common stock to us to satisfy federal and state withholding tax obligations. In addition, the administrator may grant a bonus to a participant in order to provide funds to pay all or a portion of federal and state taxes due as a result of the receipt, exercise or lapse of restrictions relating to an award.

Limitation on Liability and Indemnification Matters

The certificate of incorporation that we will adopt immediately prior to the closing of this offering provides that, except to the extent prohibited by the Delaware General Corporation Law, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as directors. Under the Delaware General Corporation Law, the directors have a fiduciary duty to Buy.com which is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies including injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the Delaware law for:

•	breach of the director’s duty of loyalty;

•	acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or knowing violations of law;

•	actions leading to improper personal benefit to the director; and

•	payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law.

This provision also does not affect a director’s responsibilities under any other laws, including the federal securities laws or state or federal environmental laws. We have obtained liability insurance for our officers and directors.

Section 145 of the Delaware law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for payment of dividends or approvals of stock repurchases or redemptions that are unlawful under Delaware law; or

•	for any transaction from which the director derived an improper personal benefit.

The Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was a director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in the action, suit or proceeding.

We plan to enter into indemnification agreements with our directors and our executive officers containing provisions that may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors and officers’ liability insurance if maintained for other directors or officers.

The Securities and Exchange Commission is of the opinion that indemnification of directors, officers and persons controlling Buy.com for violations of the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Since December 31, 2001, there has not been, nor is there any proposed transaction where we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation agreements and other agreements and transactions which are described in “Management” and the transactions described below. These related party transactions were each negotiated at an arms length basis and were on no less favorable terms to us than would have been given to a third party.

From 2001 through December 14, 2005, we borrowed an aggregate of $34.2 million from ThinkTank Holdings LLC to fund our operations and to meet ongoing obligations. Scott Blum, our Chief Executive Officer, Chairman and principal stockholder, is the owner and Managing Partner of ThinkTank Holdings. We issued demand promissory notes, which bear interest at a rate of 10% per annum, to evidence our indebtedness to ThinkTank Holdings. All outstanding principal and accrued but unpaid interest on the promissory notes are due and payable within 10 days after demand for payment is made. As of December 14, 2005, our outstanding balance on the promissory notes, including accrued but unpaid interest, totaled approximately $9.6 million. We intend to pay off the promissory notes in full with the proceeds we receive in connection with the sale of Commerce5. To secure our obligations under the promissory notes and to support the personal guarantees provided by Mr. Blum described below, we have granted to Mr. Blum a security interest in substantially all of our assets.

Since August 2001, Mr. Blum has provided personal guarantees to certain of our distributors and our credit card processor totaling an aggregate of up to $27.9 million as of September 30, 2005. Upon completion of this offering, we intend to obtain releases of these personal guarantees, which may require that we provide letters of credit or other forms of collateral, including reserving approximately $5.0 million of the net proceeds from the offering to serve as replacement guarantees.

From September 2001 through May 2003, we leased from Value Capital LLC, on a month-to-month basis, two buildings located at 21 Brookline and 27 Brookline in Aliso Viejo, California. Mr. Blum is the sole member of Value Capital LLC. The total lease payment for the two buildings was $30,000 per month. In 2001, 2002 and 2003, we paid to Value Capital an aggregate of $104,000, $360,000 and $150,000, respectively, as lease payments for the three and one-half months, 12 months and five months of tenancy during 2001, 2002 and 2003, respectively.

In November 2001, we completed a merger with SB Acquisition Inc., a company wholly-owned by Mr. Blum. As a result of the merger, we became a privately held company and SB Acquisition became our sole stockholder. Immediately prior to the effective date of the merger, Mr. Blum owned shares representing approximately 44% of our outstanding common stock. In connection with the merger, Mr. Blum acquired the remaining 56% of our outstanding common stock for approximately $13.3 million in cash. In May 2002, we effected a further reorganization that included merging SB Acquisition into Buy.com. In connection with this reorganization, the outstanding shares of SB Acquisition common stock were converted into shares of our common stock. Pursuant to such merger, Mr. Blum received an aggregate of 13,474,095 shares of our common stock.

Since November 2001, Thinkbig Media Group has provided us with public relations services and assistance with BuyMagazine, our monthly digital magazine. ThinkTank Holdings LLC is the 50% owner of Thinkbig Media. In 2002, 2003 and 2004, we paid an aggregate of $4,558,305, $2,622,274 and $595,885, respectively, to Thinkbig Media for its services and out-of-pocket costs. For the nine months ended September 30, 2004 and 2005, we paid to Thinkbig Media $479,758 and $289,006, respectively. The majority of the payments made to Thinkbig Media were for reimbursement of out-of pocket costs, which were substantially higher in 2002 and 2003 than in 2004 due to the costs of publishing BuyMagazine in printed format. Payments related to BuyMagazine and the costs and fees for printed advertising, such as billboards and newspaper advertisements, totaled $3,181,326, $2,324,888 and $562,813 in 2002, 2003 and 2004, respectively, which represented 70%, 89% and 94% of all amounts paid to Thinkbig Media in those years. Our monthly magazine was published in printed format through June 2003. We converted it to a digital format in September 2003. The remainder of the payments to Thinkbig Media in 2002, 2003 and 2004 were made in connection with the following: $1,291,229, $56,250 and $0, respectively, for assistance with placement of our online and offline advertising programs; $33,445, $175,127 and $29,782, respectively, for public relations services; and $52,305, $66,009 and $3,290, respectively, for various design services related to our logo and website.

In January 2003, two members of Mr. Blum’s immediate family, Mr. Blum’s father and mother-in-law, were granted options to purchase an aggregate of 79,258 shares under our 2002 Stock Option/Stock Issuance Plan. Mr. Blum’s father and mother-in-law provide advisory services to us, including advising Mr. Blum on the direction of the business, providing feedback regarding the websites and customer service, and recommending new service offerings. The options have an exercise price of $1.49 per share; the fair market value of our common stock, as determined by our board of directors, at the time of such grants was $2.97 per share. The options are immediately exercisable and are fully vested.

In 2004, BuyNetwork Inc., which owned all of our common stock, merged with and into Buy.com, with Buy.com surviving the merger. Immediately prior to the merger, the Scott A. Blum Separate Property Trust owned 85,000,000 shares of BuyNetwork’s common stock, or 99.7% of the outstanding BuyNetwork capital stock. Mr. Blum is the sole trustee and beneficiary of the Scott A. Blum Separate Property Trust. Pursuant to the merger, the stockholders of BuyNetwork, including the trust, received shares of our common stock in exchange for the shares of the BuyNetwork common stock held by them. Pursuant to the terms of such merger, Mr. Blum received an aggregate of 13,474,546 shares of our common stock.

Subsequent to the BuyNetwork merger, BuyMusic Inc. was merged into our company. At the time of the merger, the Scott A. Blum Separate Property Trust owned 85,000,000 shares of BuyMusic’s common stock, or 94.3% of the outstanding BuyMusic capital stock. Pursuant to the merger, the stockholders of BuyMusic, including the trust, received shares of our common stock for shares of the BuyMusic common stock held by them. Pursuant to the terms of such merger, Mr. Blum received an aggregate of 972,400 shares of our common stock.

From January 2002 through December 2004, we granted to our current directors and executive officers options to purchase an aggregate of 1,925,436 shares of our common stock with exercise prices ranging from $1.49 to $11.89 per share. In addition, in 2004, in connection with the mergers with BuyNetwork and BuyMusic described above, we assumed options granted to certain of our current directors and executive officers under the option plans of the two companies. Pursuant to the mergers, such assumed options became options to purchase an aggregate of 225,603 shares of our common stock with exercise prices ranging from $0.09 to $3.15 per share.

In June 2005, Mr. Blum made a cash contribution to our capital of $20.0 million. No additional shares were issued and we recorded this contribution as additional paid-in capital. In July 2005, we repaid $20.0 million (which included repayment of $3.6 million of accrued interest) of our outstanding loans from ThinkTank Holdings, a company that is owned by Mr. Blum.

Mr. Blum, Neel Grover and Robert Price have granted to the underwriters a right to purchase, at the public offering price less the underwriting discounts and commissions, up to an aggregate of 625,000 shares of common stock held by them, or which will be held by them, to cover over-allotments within 30 days from the date of this prospectus, if any. Mr. Grover is our President and Chief Operating Officer and a member of our board of directors. Mr. Price is our Chief Financial Officer. See “Principal and Selling Stockholders.’’

We have entered into or intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table indicates information as of October 31, 2005 regarding the ownership of our common stock by:

•	each person who is known by us to own more than 5% of our shares of common stock;

•	each named executive officer;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 14,719,262 shares of common stock outstanding as of October 31, 2005 and 18,885,930 shares of common stock outstanding upon consummation of this offering. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares subject to options held as of October 31, 2005 that are exercisable within 60 days following such date are deemed to be outstanding and beneficially owned by the optionee for the purpose of computing share and percentage ownership of that optionee but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
Name and Address of Beneficial Owners(1)		Prior to Offering	After Offering
Scott A. Blum(2)(5)	14,446,946	98.1%	76.5%
Neel Grover(3)(5)	794,878	5.1	4.0
Robert R. Price(4)(5)	794,881	5.1	4.0
Roger Andelin(3)	104,427	*	*
Greg Giraudi(3)	102,138	*	*
Donald M. Kendall(3)	39,629	*	*
Michael A. Piraino(6)	—	*	*
Charles W. Richion(3)	39,629	*	*
James C. Watson(6)	—	*	*
All directors and executive officers as a group (10 persons)(7)	16,424,667	98.4%	78.7%

*	Less than one percent

(1)	The address for each of the persons listed is c/o Buy.com at 85 Enterprise, Suite 100, Aliso Viejo, California 92656.

(2)	Consists of shares held by the Scott A. Blum Separate Property Trust, of which Mr. Blum is the sole trustee and beneficiary.

(3)	Consists solely of shares issuable upon exercise of outstanding options which are currently exercisable.

(4)	Consists solely of shares issuable upon exercise of outstanding options which are currently exercisable. Mr. Price disclaims beneficial ownership of 375,142 shares which were awarded to his former spouse under their property settlement agreement.

(5)	Messrs. Blum, Grover and Price have granted to the underwriters a right to purchase, at the public offering price less the underwriting discounts and commissions, up to an aggregate of 625,000 shares of common stock held by them (or to be issued to them upon exercise of outstanding options) to cover over-allotments, if any. If the underwriters exercise their over-allotment option in full, Messrs. Blum, Grover and Price will sell to the underwriters 500,000 shares, 62,500 shares and 62,500 shares, respectively, and their beneficial ownership (after the offering and the exercise of the over-allotment option in full) will be reduced to 13,946,946 shares, 732,378 shares and 732,381 shares, respectively, or 73.4% , 3.7% and 3.7% of the outstanding common stock (assuming Messrs. Grover and Price only exercise an aggregate of 125,000 shares of their outstanding options). Mr. Blum is our Chairman, Chief Executive Officer and principal stockholder. Mr. Grover is our President and Chief Operating Officer and is a member of our board of directors. Mr. Price is our Chief Financial Officer; he also served as a member of our board of directors from November 2001 to January 2005 and as our President from August 2001 to September 2003. See “Management—Executive Officers and Directors.”

(6)	Upon the effectiveness of this offering, Messrs. Piraino and Watson will each receive an option to purchase up to 39,629 shares of our common stock, which option will vest and become exercisable in equal monthly installments over a 36 month period.

(7)	Includes 1,977,721 shares issuable upon exercise of outstanding options which are currently exercisable.

DESCRIPTION OF CAPITAL STOCK

The following description of our securities and provisions of our certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our certificate and bylaws which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of our common stock and preferred stock reflects changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the certificate of incorporation that will be adopted by us prior to the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001.

Common Stock

We are currently authorized to issue 50,000,000 shares of common stock. At October 31, 2005, 14,719,262 shares of common stock were deemed outstanding and held of record by seven holders. Under the certificate of incorporation and bylaws, holders of common stock do not have cumulative voting rights. Holders of shares representing a majority of the voting power of common stock can elect all of the directors. The holders of the remaining shares will not be able to elect any directors. The shares of common stock offered by this prospectus, when issued, will be fully paid and non-assessable and will not be subject to any redemption or sinking fund provisions. Holders of common stock do not have any preemptive, subscription or conversion rights.

Holders of common stock are entitled to receive dividends declared by the board of directors out of legally available funds, subject to the rights of preferred stockholders, if any, and the terms of any existing or future agreements between us and our lenders. Since our inception, we have not declared or paid any cash dividends on our common stock. We presently intend to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying cash dividends in the foreseeable future. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, common stockholders are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of outstanding shares of preferred stock, if any.

Preferred Stock

Upon the closing of this offering, the board of directors will be authorized to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each of these series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of a series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Buy.com without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We currently have no plans to issue any shares of preferred stock.

We believe that the ability to issue preferred stock without the expense and delay of a special stockholders’ meeting will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. This also permits the board of directors to issue preferred stock containing terms which could impede the completion of a takeover attempt, subject to limitations imposed by the securities laws. The board of directors will make any determination to issue these shares based on its judgment as to the best interests of Buy.com and its stockholders at the time of issuance. This could discourage an acquisition attempt or other transaction which stockholders might believe to be in their best interests or in which they might receive a premium for their stock over the then market price of the stock.

Anti-Takeover Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and accordingly may discourage attempts to acquire us. Provisions of the certificate of incorporation and bylaws may make it more difficult to acquire control of Buy.com. These provisions could deprive stockholders of the opportunity to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the stock and are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage transactions which may involve an actual or threatened change in control of Buy.com;

•	discourage tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of Buy.com to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.

Classified Board of Directors; Removal; Filling Vacancies and Amendment.    Upon the closing of this offering, the certificate of incorporation will provide for the board to be divided into three classes of directors serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate of incorporation will authorize only the board to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. The bylaws will also provide that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

Special Stockholder Meetings.    The bylaws will provide that special meetings of the stockholders for any purpose or purposes, unless required by law, shall be called by a majority of the entire board. A special meeting of the stockholders may not be called by the stockholders. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the inability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Written Consent; Special Meetings of Stockholders.    The certificate of incorporation will prohibit the taking of stockholder action by written consent without a meeting. These provisions will make it more difficult for stockholders to take action opposed by the board of directors.

Amendment of Provisions in the Certificate of Incorporation and Bylaws.    The certificate of incorporation and the bylaws will generally require the affirmative vote of the holders of at least two-thirds of the outstanding voting stock in order to amend certain provisions of the certificate of incorporation or bylaws concerning:

•	the removal or appointment of directors;

•	the authority of stockholders to act by written consent;

•	the required vote to amend the bylaws;

•	calling a special meeting of stockholders;

•	procedure and content of stockholder proposals concerning business to be conducted at a meeting of stockholders; and

•	director nominations by stockholders.

These voting requirements will make it more difficult for minority stockholders to make changes in the certificate of incorporation or bylaws that could be designed to facilitate the exercise of control over us.

Options

As of October 31, 2005, options to purchase a total of 3,273,179 shares of common stock were outstanding, and up to 59,845 additional shares of common stock were reserved for future issuance under our stock plans, excluding the 2005 Equity Incentive Plan, which will become effective upon the effectiveness of the registration statement, of which this prospectus is a part. 1,100,000 shares of common stock will be reserved for issuance under the 2005 Equity Incentive Plan. For a more complete discussion of our stock option plans, please see “Employee Benefit Plans.”

Registration Rights

After this offering, holders of 174,341 shares of common stock will be entitled to piggyback registration rights with respect to their shares. In the event that we register shares of our common stock in the future, these holders may require us to include their shares in such registration statement. Upon any such registration, these shares will be freely tradable in the public market without restriction.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have 18,885,930 shares of common stock outstanding assuming no exercise of any options after October 31, 2005. Of this amount, the 4,166,668 shares offered by this prospectus will be available for immediate sale in the public market as of the date of this prospectus and 97,975 shares held by certain existing stockholders will be available for sale in the public market 90 days following the date of this prospectus, subject in some cases to compliance with the volume and other limitations of Rule 144. Following the expiration of 180-day lockup agreements with the representatives of the underwriters or Buy.com, an additional 14,621,287 shares will be available for sale in the public market, subject in some cases to compliance with the volume and other limitations of Rule 144.

Days After the Date of This Prospectus	Approximate Number of Shares Eligible for Future Sale	Comment
Upon effectiveness	4,166,668	Freely tradable shares sold in this offering

90 days	97,975	Shares saleable under Rule 144, 144(k) or 701 that are not subject to lock up

180 days	14,621,287	Lock-up released; shares saleable under Rule 144, 144(k) or 701

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock; or

•	the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale.

A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares under Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell under the limitations imposed by Rule 144, even after the applicable holding periods have been satisfied.

We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered by this prospectus.

Buy.com, its directors and executive officers, the holder of a majority of its outstanding stock and its optionholders have agreed that, subject to certain exceptions, they will not sell any common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days from the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or we disclose material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Any employee or consultant who purchased his or her shares under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of October 31, 2005, the holders of options to purchase approximately 3,273,179 shares of common stock will be eligible to sell their shares upon the expiration of the 180-day lockup period, subject to the vesting of those options.

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the completion of the offering to register 4,433,024 shares of common stock subject to outstanding stock options or reserved for issuance under our stock plans. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations. See “Management — Executive Compensation” and “— Employee Benefit Plans.” In addition, holders of 174,341 shares of common stock have registration rights with respect to their shares. Registration of these securities would enable these shares to be freely tradable without restriction under the Securities Act.

See also “Risk Factors — A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly, even if our business is doing well.”

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
Stifel, Nicolaus & Company, Incorporated

Total	4,166,668

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The underwriters are required to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2005.

Over-Allotment Option

The selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 625,000 additional shares of our common stock at the initial public offering price, less the underwriting discount, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the underwriters. The factors considered in determining the initial public offering price included:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the initial public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $            per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The

underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $            per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and, to the extent the underwriters exercise their over-allotment option in full, the compensation to be paid to the underwriters by the selling stockholders and the proceeds payable to the selling stockholders:

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Initial public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters required all of our directors and officers and the selling stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for:

•	the shares of common stock offered in this offering;

•	the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus;

•	the shares of common stock that are issued under the equity plans described in this prospectus; and

•	subject to certain limitations, the shares of common stock that are issued in connection with a strategic partnership, joint venture, lending or similar arrangement, or in connection with the acquisition or license of any business, services or technologies.

Nasdaq National Market Listing

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “BUYY.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short Sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP, Irvine, California. Legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Heller Ehrman LLP, San Diego, California.

EXPERTS

The consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus and elsewhere in the registration statement have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The registration statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and on the SEC website referred to above.

I NDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders

BUY.COM INC.

We have audited the accompanying consolidated balance sheets of Buy.com Inc. as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buy.com Inc. as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    MAYER HOFFMAN MCCANN P.C.

MAYER HOFFMAN MCCANN P.C.

Los Angeles, California

February 8, 2005 (except for the matter

    discussed in Note 16

    as to which the date

    is October 17, 2005)

BUY.COM INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,		September 30, 2005
	2003	2004
	(In thousands except share data)
			(unaudited)
Assets
Current Assets:
Cash	$283	$398	$485
Restricted cash	167	167	167
Accounts receivable, net of allowances of $574, $349 and $343 (unaudited)	5,724	7,649	8,998
Due from affiliates	—	—	—
Prepaid expenses and other current assets	1,827	844	1,234

Total current assets	8,001	9,058	10,884
Property and equipment, net	2,909	1,021	873
Goodwill	6,075	8,574	8,574
Other intangibles, net	3,910	3,741	3,619
Other noncurrent assets	164	164	164

Total assets	$21,059	$22,558	$24,114

Liabilities And Stockholders’ Equity (Deficit)
Current Liabilities:
Accounts payable	$16,261	$23,039	$28,789
Other liabilities and accrued expenses	3,641	5,902	3,469
Due to related party	354	472	57
Deferred revenues	2,335	3,063	3,454
Notes payable to Principal Stockholder	17,417	19,617	6,250
Current portion of long-term debt	—	—	35

Total current liabilities	40,008	52,093	42,054
Long-term debt, net of current portion	—	—	65

Total liabilities	40,008	52,093	42,119

Commitments and Contingencies (Note 8)

Stockholders’ Equity (Deficit):
Common stock, $0.001 par value; authorized shares — 140,000,000 at December 31, 2003 and 200,000,000 at December 31, 2004 and September 30, 2005 (unaudited); issued and outstanding — 14,544,921 at December 31, 2003 and 14,719,262 at December 31, 2004 and September 30, 2005 (unaudited)	15	15	15
Additional paid-in capital	375,905	381,057	400,059
Deferred compensation	(698)	(1,056)	(22)
Accumulated deficit	(394,171)	(409,551)	(418,057)

Total stockholders’ equity (deficit)	(18,949)	(29,535)	(18,005)

Total liabilities and stockholders’ equity	$21,059	$22,558	$24,114

The accompanying notes are an integral part of these consolidated balance sheets.

BUY.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(In thousands except share and per share data)
				(unaudited)
Net revenues	$301,674	$238,185	$290,798	$202,601	$233,999
Cost of goods sold	270,029	209,270	261,016	183,504	210,562

Gross profit	31,645	28,915	29,782	19,097	23,437
Operating expenses:
Fulfillment and customer support	12,716	11,058	11,104	7,830	8,571
Marketing, merchandising and sales (including stock compensation charges of $0, $242, $0, $0 and $0)	25,543	22,660	15,423	11,200	13,389
Technology and web development	5,167	6,538	6,550	4,923	4,687
General and administrative (including stock compensation charges of $226, $4,097, $2,295, $1,722 and $36)	10,730	13,072	10,054	7,632	4,715
Litigation settlements	—	—	—	—	461
Restructuring charge	—	(37)	—	—	—

Total operating expenses	54,156	53,291	43,131	31,585	31,823

Operating loss	(22,511)	(24,376)	(13,349)	(12,488)	(8,386)
Other income (expense):
Interest	(300)	(1,179)	(2,020)	(1,506)	(1,420)
Other	68	(58)	(11)	(11)	1,300

Total other income (expense)	(232)	(1,237)	(2,031)	(1,517)	(120)

Loss before provision for income taxes	(22,743)	(25,613)	(15,380)	(14,005)	(8,506)
Provision for income taxes	—	—	—	—	—

Net loss	$(22,743)	$(25,613)	$(15,380)	$(14,005)	$(8,506)

Net loss per share:
Basic and diluted	$(1.69)	$(1.83)	$(1.05)	$(0.96)	$(0.58)
Shares used in computation of basic and diluted loss per share	13,474,546	13,999,826	14,588,506	14,544,921	14,719,262

The accompanying notes are an integral part of these consolidated statements.

BUY.COM INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit	Total
	Shares	Amount
	(In thousands except share data)
Balance, December 31, 2001	13,474,095	$14	$369,842	$—	$(345,815)	$24,041
Stock issued for merger of BuyNetwork Inc.	451	—	—	—	—	—
Amortization of deferred compensation	—	—	—	226	—	226
Deferred compensation related to stock options granted	—	—	452	(452)	—	—
Net loss	—	—	—	—	(22,743)	(22,743)

Balance, December 31, 2002	13,474,546	14	370,294	(226)	(368,558)	1,524
Stock issued for merger of BuyMusic Inc	972,400	1	(1)	—	—	—
Amortization of deferred compensation	—	—	—	4,339	—	4,339
Deferred compensation related to stock options granted	—	—	4,811	(4,811)	—	—
Stock issued for services (net of $5 cash received)	97,975	—	582	—	—	582
Imputed compensation for officer / contributed capital	—	—	219	—	—	219
Net loss	—	—	—	—	(25,613)	(25,613)

Balance, December 31, 2003	14,544,921	15	375,905	(698)	(394,171)	(18,949)
Amortization of deferred compensation	—	—	—	2,295	—	2,295
Deferred compensation related to stock options granted	—	—	2,653	(2,653)	—	—
Acquisition of Yub, Inc.	174,341	—	2,499	—	—	2,499
Net loss	—	—	—	—	(15,380)	(15,380)

Balance, December 31, 2004	14,719,262	15	381,057	(1,056)	(409,551)	(29,535)
Amortization of deferred compensation (unaudited)	—	—	—	36	—	36
Deferred compensation related to stock options granted (unaudited)	—	—	(998)	998	—	—
Contribution to capital (unaudited)	—	—	20,000	—	—	20,000
Net loss (unaudited)	—	—	—	—	(8,506)	(8,506)

Balance, September 30, 2005 (unaudited)	14,719,262	$15	$400,059	$(22)	$(418,057)	$(18,005)

The accompanying notes are an integral part of these consolidated statements.

BUY.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(In thousands)
				(unaudited)
Operating Activities:
Net loss	$(22,743)	$(25,613)	$(15,380)	$(14,005)	$(8,506)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,498	2,910	2,103	1,634	427
Amortization of deferred compensation and warrants	728	4,916	2,295	1,722	36
Amortization of other intangibles	119	184	169	126	122
Imputed compensation for officer / capital contribution	—	133	—	—	—
Loss from the disposal of property and equipment	—	56	11	11	—
Changes in assets and liabilities:
Accounts receivable	2,059	131	(1,925)	(148)	(1,349)
Receivable from the PGA Tour	6,002	—	—
Prepaid expenses and other current assets	563	697	982	1,261	(390)
Other noncurrent assets	589	419	—	—	—
Accounts payable	7,373	3,645	6,778	4,454	5,750
Other liabilities and accrued expenses	(1,035)	(883)	2,260	1,733	(2,433)
Due to related party	10	344	118	(117)	(415)
Deferred revenues	377	5	728	682	391
Cash received from EMC settlement	—	950	—	—	—

Net cash used in operating activities	(2,460)	(12,106)	(1,861)	(2,647)	(6,367)

Investing Activities:
Purchase of domain name and “800” numbers	(414)	(93)	—	—	—
(Increase) decrease in due from affiliates	(476)	476	—	—	—
Increase in restricted cash	—	(167)	—	—	—
Purchase of property and equipment	(201)	(113)	(224)	(199)	(167)
Proceeds from sale of property and equipment	—	3	—	—	—

Net cash (used in) provided by investing activities	(1,091)	106	(224)	(199)	(167)

Financing Activities:
Borrowings from Principal Stockholder	6,700	12,017	3,150	3,150	3,000
Repayments of notes payable to Principal Stockholder	(3,500)	(300)	(950)	(450)	(16,367)
Proceeds from issuance of common stock	—	5	—	—	—
Contributed capital from Principal Stockholder	—	86	—	—	20,000
Payments of capital lease obligations	(35)	(258)	—	—	(12)

Net cash provided by financing activities	3,165	11,550	2,200	2,700	6,621

Net increase (decrease) in cash	(386)	(450)	115	(146)	87
Cash at beginning of period	1,119	733	283	283	398

Cash at end of period	$733	$283	$398	$137	$485

Supplemental cash flow information:
Cash paid for interest	$61	$44	$302	$58	$3,909

Significant non-cash transactions:
Acquisition of Yub, Inc. / Goodwill	$—	$—	$2,499	$2,499	$—

Borrowings under capital lease obligations	$—	$—	$—	$—	$112

The accompanying notes are an integral part of these consolidated statements.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Note 1.    Company Background and Basis of Presentation

Company Background

Buy.com Inc. and its subsidiaries (collectively the “Company” or “Buy.com”) is an online internet retailer focused on providing a positive shopping experience and a broad selection of high-quality, brand-name technology and entertainment retail goods. The Company’s online retail store, located at www.buy.com, offers approximately two million products identified as stock keeping units (SKUs), including consumer electronics, computer hardware and software, cell phones, books, music, video, games, digital music downloads, toys and sporting goods. The Company outsources the majority of its operating infrastructure, including distribution and fulfillment functions, first-level customer service and support, credit card processing, and the hosting of the Company’s computer system infrastructure and database servers.

Buy.com (formerly BuyComp, LLC and Buy Corp.) was organized in June 1997 and began offering products for sale through its website in November 1997. From its inception through mid-November 1997, the Company had no revenues. During this period, the Company’s operating activities primarily involved the development of the necessary infrastructure and the original BuyComp.com website. In August 1998, the Company changed its website address to www.buy.com.

In February 2000, the Company completed an initial public offering of its common stock and received net proceeds from the offering of $194.6 million. The Company operated as a publicly traded company until November 27, 2001, when it completed a merger with SB Acquisition Inc., a company wholly-owned by Scott A. Blum, the Company’s current Chairman and Chief Executive Officer (hereinafter referred to as “Principal Stockholder”). As a result of the merger, Principal Stockholder became the sole stockholder of the Company. In connection with the merger, each outstanding share of the Company’s common stock was canceled and converted into the right to receive $1.49 ($0.17 per share on a pre-split basis) from SB Acquisition. Immediately prior to the effective date of the merger, Principal Stockholder owned 6,897,893 shares (60,296,274 shares on a pre-split basis) representing approximately 44% of the Company’s common stock. In connection with the merger, Principal Stockholder acquired the remaining 56% of the Company’s common stock, representing 8,953,983 shares (78,269,084 shares on a pre-split basis), for $13,305,744 in cash. (See Note 3 “Business Acquisitions and Purchase Accounting,” Note 7 “Related Party Transactions” and Note 9 “Stockholders’ Equity.”)

Since November 27, 2001, and through September 2004, the Company effected a series of changes to its corporate structure, which are reflected in its consolidated financial statements. The net effect of these changes was to reclassify $105,000 from additional paid-in capital to common stock as of December 31, 2001; to transfer certain computer equipment, software, technology related to the Company’s website and fixed assets to BuyServices Inc., a newly formed wholly-owned subsidiary of the Company, in June 2002; to merge BuyNetwork Inc., the holding company which owned all of the Company’s common stock and the common stock of BuyMagazine Inc., a company that published a magazine whose primary purpose was to serve as a marketing and sales catalog for Buy.com, into the Company in September 2004; and to merge BuyMusic Inc., a company formed in June 2003 to develop a website to sell digital music downloads, into the Company in September 2004.

As stated above, in September 2004, BuyNetwork, which owned all of the Company’s common stock, merged with and into Buy.com, with Buy.com surviving the merger. Immediately prior to the merger, the Scott A. Blum Separate Property Trust owned 85,000,000 shares of BuyNetwork’s common

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

stock, or 99.7% of the outstanding BuyNetwork capital stock. The remaining 250,000 shares were owned by another stockholder. Principal Stockholder is the sole trustee and beneficiary of the Scott A. Blum Separate Property Trust. Pursuant to the merger, the stockholders of BuyNetwork received 0.1585 shares of the Company’s common stock for each share of BuyNetwork’s common stock held by them. Pursuant to the terms of such merger, the stockholders received an aggregate of 13,514,177 shares of the Company’s common stock.

Subsequent to the BuyNetwork merger, in September 2004, BuyMusic was merged into the Company. At the time of the merger, the Scott A. Blum Separate Property Trust owned 85,000,000 shares of BuyMusic’s common stock, or 94.3% of the outstanding BuyMusic capital stock, with the remaining 5,100,000 shares owned by two other stockholders. Pursuant to the merger, the stockholders of BuyMusic, including the trust, received 0.01144 of a share of the Company’s common stock for each share of BuyMusic common stock held by them. Pursuant to the terms of such merger, the stockholders received an aggregate of 1,030,744 shares of the Company’s common stock.

Basis of Presentation

The accompanying consolidated financial statements were prepared based on the assumption that the Company will continue as a going concern. The Company has incurred substantial losses since its inception, including net losses of $22.7 million in 2002, $25.6 million in 2003 and $15.4 million in 2004, and had an accumulated deficit of $409.6 million and negative stockholders’ equity of $29.5 million as of December 31, 2004. The Company also incurred a net loss of $8.5 million for the nine months ended September 30, 2005, and had an accumulated deficit of $418.1 million and negative stockholders’ equity of $18.0 million as of September 30, 2005. In addition, the Company is heavily dependent on the personal guarantees provided by Principal Stockholder to certain of its distributors and its credit card processors in order to secure the continuation of their services. As of December 31, 2004, the guarantees provided by Principal Stockholder to third parties on behalf of the Company were approximately $24.0 million. The Company has obtained the commitment of Principal Stockholder to continue to provide these personal guarantees as well as new financing, if and when necessary, during 2005 to ensure that the Company can continue its operations through at least December 31, 2005.

Note 2.    Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The interim consolidated financial statements as of September 30, 2005 have been prepared by Buy.com pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These consolidated statements are unaudited and in the opinion of management, include all adjustments (consisting of normal recurring adjustments and accruals) necessary to present fairly the consolidated balance sheets, consolidated operating results, and consolidated cash flows for periods presented in accordance with generally accepted accounting principles. The consolidated balance sheet at December 31, 2004 has been derived from the audited consolidated financial statements at that date. Operating results for the three and nine months ended September 30, 2005 may not be indicative of the results for the year ending December 31, 2005. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted in accordance with the rules and regulations of the SEC. These financial statements should be read in conjunction with the audited consolidated financial statements, and accompanying notes, included elsewhere in this Registration Statement.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. In addition, as a result of the reorganization effected in September 2004 involving BuyNetwork, BuyMagazine, BuyMusic and Buy.com, the financial statements include the accounts of BuyNetwork, BuyMagazine and BuyMusic since each of their respective inception dates, as these companies were owned and controlled by Principal Stockholder and were operated as a single entity together with the Company. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk and Significant Suppliers

The Company’s net revenues are derived from a large number of direct customers who pay for their purchases using credit cards. The Company uses a single third-party company to process and collect its receipts from these transactions. As of December 31, 2004, amounts due from this processor amounted to $1.9 million or 25% of accounts receivable. The Company also has accounts receivable from its distributors and manufacturers for product rebates, co-operative advertising and volume discounts. Collateral is not required for these accounts receivable. The Company maintains an allowance for potential credit losses as considered necessary. At December 31, 2002, 2003 and 2004, the allowances for potential credit losses were $732,000, $574,000 and $349,000, respectively. At September 30, 2005, the allowances for potential credit losses were $343,000. The Company had no single customer who accounted for 10% or more of its total revenues for the years ended December 2002, 2003 or 2004 or for the nine months ended September 30, 2004 and 2005.

The Company purchases the majority of its products from 16 major distributors. One of these distributors fulfilled orders from customers which represented 76%, 69% and 67% of the Company’s net revenues for the years ended December 31, 2002, 2003 and 2004, respectively, and 69% and 63% of the Company’s net revenues for the nine months ended September 30, 2004 and 2005, respectively. As of December 31, 2004, the Company owed this distributor $15.5 million or 67% of accounts payable. As of September 30, 2005, the Company owed this distributor $21.0 million or 73% of accounts payable. The amount owed to this distributor is guaranteed by Principal Stockholder. The Company does not have long-term contracts or arrangements with any of these distributors. Loss of certain of these distributors could have a material adverse effect on the Company’s operations.

The Company is heavily dependent upon a number of other third parties for credit card processing, customer service and support, and hosting of its system infrastructure and database servers. In addition, FedEx Corp., United Parcel Service of America, Inc. and the United States Postal Service deliver substantially all of the Company’s products. If the service of any of these third parties is interrupted, it could have a material adverse impact on the Company’s operations.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

All of the Company’s servers related to its services and its customer data are located at a single third-party co-location facility located in Irvine, California. The Company does not control the operation of this facility, and it is vulnerable to damage or interruption in the event the third-party co-location facility fails.

Restricted Cash

Restricted cash is comprised of cash which is restricted to secure certain letter of credit obligations.

Accounts Receivable

Accounts receivable consist of credit card and trade receivables arising in the normal course of business as well as an accrual for products shipped to customers but not yet billed by the Company. The Company has arranged with its distributors that goods sold to the Company’s customers are shipped directly from the distributors’ respective warehouse facilities. The Company typically does not bill its customers’ credit cards until the Company has received confirmation from the applicable vendors that the goods have been shipped. The Company does not charge interest on its trade receivables.

The following are the significant components of the accounts receivables balance as of:

	December 31,		September 30,
	2003	2004	2005
Receivables from credit card processors	$2,659	$2,040	$4,009
Receivable from vendors for advertising and product allowances and rebates	3,279	4,713	4,391
Other receivables, primarily for product purchases by e-commerce services customers and commissions from third parties for purchase referrals	360	1,245	941

Total accounts receivables	6,298	7,998	9,341
Less allowance for doubtful accounts	(574)	(349)	(343)

Net accounts receivables	$5,724	$7,649	$8,998

Substantially all of the Company’s accounts receivable serve as collateral for purchases made from Ingram Micro, Inc. (“Ingram”), one of the Company’s distributors.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts receivable based upon estimates of future collection. A significant amount of the Company’s accounts receivable represents amounts due from distributors and manufacturers for co-operative advertising, product rebates and other promotional programs. The Company does not require collateral from its co-op advertising partners, but the Company evaluates their credit and payment history on a monthly basis to determine the adequacy of its allowance for doubtful accounts. If estimated allowances for uncollectible accounts subsequently prove insufficient, additional allowance may be required. The other significant portion of the Company’s accounts receivable represents amounts due from credit card charges, which are typically paid in one to three days, and are evaluated for collectibility based on an analysis of the balances outstanding.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Fixed assets purchased under capital leases are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed and any gain or loss is reflected in the results of operations. Maintenance and repair expenditures are charged to operations as incurred.

Goodwill

Goodwill consists of the portion of the purchase price of businesses acquired in excess of the amounts allocated to the fair value of identifiable assets acquired. The carrying value of goodwill is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value. The Company performs impairment tests to confirm if the fair value of goodwill exceeds the carrying value and that no impairment loss is needed to be recognized. During the years ended December 31, 2002, 2003 and 2004, respectively, there were no identified impairments of goodwill.

Effective June 30, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, Goodwill and Other Intangible Assets. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board (APB) Opinion No. 17, Intangible Assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Upon adoption of SFAS No. 142, goodwill was no longer subject to amortization over its estimated useful life but is instead subject to periodic testing for impairment. The Company completed its initial impairment test for goodwill as of January 1, 2002. This test confirmed that the fair value of goodwill exceeded the carrying value and that no goodwill impairment loss needed to be recognized upon adoption of SFAS No. 142. The Company adopted SFAS No. 142 effective January 1, 2002. Since January 1, 2002, the Company has continued to perform impairment tests to confirm that the fair value of the Company’s goodwill exceeds the carrying value and that no goodwill impairment loss needed to be recognized during the years ended December 31, 2002, 2003 and 2004 and that no goodwill impairment loss needed to be recognized during the nine months ended September 30, 2004 and 2005.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Goodwill allocated to each of the Company’s acquisitions is as follows:

	As of December 31,			As of September 30, 2005
	2002	2003	2004
	(In thousands)
Acquisition of Telstreet.com, Inc.	$1,697	$1,697	$1,697	$1,697
Merger with SB Acquisition Inc.	4,378	4,378	4,378	4,378
Acquisition of Yub, Inc.	—	—	2,499	2,499

Total	$6,075	$6,075	$8,574	$8,574

Other Intangibles

Other intangible assets consist of the Buy.com domain name, trade name and trademarks, and the cost of the Internet domain name Compra.com, and certain “800” telephone numbers. Amortization is computed using the straight-line method over the estimated useful life of the assets.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets on an annual basis or whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. Such a triggering event could include a significant decrease in the market value of an asset, or a significant change in the extent or manner in which an asset is used or a significant physical change in an asset. If undiscounted cash flows are not sufficient to support the recorded assets, impairment is recognized to reduce the carrying value of the long-lived asset to the estimated fair value. Estimated fair value is determined by discounting the future expected cash flows using a current discount rate in effect at the time of impairment. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Additionally, in conjunction with the review for impairment, the remaining estimated lives of certain of the Company’s long-lived assets are assessed.

Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. For purposes of SFAS No. 144, impairment exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss is recognized only if the carrying value of a long-lived asset is not recoverable and exceeds its fair value. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. There were no such impairment losses during the years ended December 31, 2002, 2003 or 2004 and during the nine months ended September 30, 2004 and 2005.

Fair Value of Financial Instruments

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and other liabilities approximate fair value. The fair market value for long-term debt approximates its carrying value given the short-term nature of the related obligations.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Revenue Recognition

Net revenues include product sales net of returns and allowances, advertising sales, warranty sales net of amounts paid to the national insurance provider, and gross outbound shipping and handling charges. The Company recognizes revenue from product sales, net of discounts, coupon redemption and estimated sales returns, when the products are shipped to customers since title and the risk of loss passes to the customer at the time the products are delivered to a common carrier. Gross outbound shipping and handling charges are included in net revenues. The Company provides an allowance for sales returns, which is based on historical experience as customers may return or reject products after delivery. In certain cases, credit card companies require the Company to charge customers’ credit cards to obtain authorization. In such cases, the Company defers revenue recognition until it has confirmed shipment of the goods to the customer. For all product sales transactions with its customers, the Company acts as a principal, bears credit risk and bears inventory risk for returned products that the Company is not able to return to suppliers.

The Company recognizes revenues from advertising sales ratably over the term of the advertising campaigns, which usually ranges from one to 12 months. To the extent that advertising customers have paid the Company for advertisements that have yet to be published on the Company’s website or other publications, the Company defers revenue recognition until such advertisements are delivered. The Company has no advertising contracts with a term in excess of one year.

The Company recognizes revenues associated with Yub Club membership fees over the life of the membership sold (e.g., six, twelve or twenty-four months). Customers earn cash rewards and discounts as either the customer, or someone referred by the customer, makes purchases from the retailers displayed on the Yub.com website. Based upon the retailer from whom the purchase is made, the customer receives a predetermined percentage reward and/or discount on the purchase price. Each retailer’s reward and/or discount is listed on the Yub.com website. For cash back rewards which have not been redeemed, the Company records a liability in its financial statements.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of products sold, which includes the related distribution and fulfillment costs charged by our distributors, including costs of shipping and handling. Cost of goods sold is reduced by vendor and distributor rebates based upon sales or unit volume or promotional programs.

In November 2002, the EITF reached a consensus on Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, which requires that cash consideration received by a customer from a vendor be presumed to be a reduction of the prices of the vendor’s products and services and should be characterized as a reduction of cost of goods sold, unless the payment is for services provided to the vendor or a reimbursement of costs incurred by the customer to sell the vendor’s products. The consensus is to be applied to new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. The impact of the application of EITF 02-16 was to reflect vendor rebates in the amount of approximately $2.5 million, $4.8 million and $7.7 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $4.6 million and $6.4 million for the nine months ended September 30, 2004 and 2005, respectively, as a reduction of cost of goods sold in the accompanying consolidated statements of operations. The

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Company recognizes and records these payments as a reduction of cost of goods sold at the time the payments are earned, which is upon shipment of the product. The time periods in which the Company earns these payments varies, but generally the underlying contracts are for periods of 30 to 90 days which correspond to the Company’s quarterly and annual reporting periods. As such, the Company records the actual amounts earned and the use of estimates is not required.

Fulfillment and Customer Support Expenses

Fulfillment and customer support expenses consist of credit card processing fees, customer support and claims expenses, costs associated with our returns center and costs associated with the management of our distributor relationships. These costs are primarily variable and are a function of product revenues.

Marketing, Merchandising and Sales Expenses

Marketing, merchandising and sales expenses consist of advertising expenses, fees paid under our affiliate program, payroll and overhead associated with our marketing, merchandising and sales personnel and stock issued for services. These expenses may fluctuate based upon our advertising programs and sales generated through our affiliate program, wherein we pay a commission to third parties based upon product sales to customers referred to us from their websites.

Advertising Costs

The cost of advertising is expensed as incurred. For the years ended December 31, 2002, 2003 and 2004, the Company incurred advertising expense of approximately $22.8 million, $14.2 million and $12.1 million, respectively. For the nine months ended September 30, 2004 and 2005, the Company incurred advertising expense of approximately $8.8 million and $10.4 million, respectively.

Technology and Web Development Expenses

Technology and web development expenses consist primarily of personnel and other expenses associated with developing and enhancing our website, as well as the costs associated with the hosting of our servers and related expenses. These expenses also include fees we pay to third parties for product descriptions and other content that we display on our website.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel, facilities expenses, professional fees, depreciation, amortization of intangibles, stock compensation expense and other general corporate expenses. Following this offering, we will incur additional general and administrative expenses related to operating as a public company, such as increased legal and accounting expenses, increased executive compensation, personnel and employee benefit costs, investor relations costs, non-employee director costs and higher insurance premiums. We expect that the costs of meeting compliance requirements associated with the transition to, and operation as, a public company, including requirements relating to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and requirements to changes in corporate governance practices, will be significant.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Other Income (Expense)

Other expenses consist primarily of interest expense on our outstanding loan balances. For the nine months ended September 30, 2005, other income (expense) also includes a confidential, one time amount that we received as a result of our execution of a release of certain potential, unasserted claims against a third party. The amount was recorded at its fair value as determined by management.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Under the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited in certain circumstances. In addition, a valuation allowance has been provided for deferred tax assets when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The Company has established a full valuation allowance on the aforementioned deferred tax assets due to the uncertainty of realization.

Stock-Based Compensation

The Company accounts for stock-based employee compensation under the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees. SFAS No. 123, Accounting for Stock Based Compensation, established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value based method of accounting under APB No. 25, and has adopted the disclosure requirements of SFAS No. 123 and related SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under APB No. 25, compensation expense is recognized over the vesting period based on the excess of the fair market value over the exercise price on the date of grant.

The Company accounts for stock-based compensation issued to non-employees for goods and services at fair value under the provisions of SFAS No. 123 and EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. Prior to reaching a measurement date under EITF 96-18, the Company records compensation expense on a variable basis under the model required by FASB Interpretation No. (FIN) 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, issued by the FASB. EITF 96-18 requires the Company to estimate the value of the options granted at each period end and record compensation expense associated with the new estimated value. In periods where the Company’s stock valuation is increasing, the impact is that compensation expense associated with options accounted for under variable accounting will increase in those periods.

The Company records deferred stock-based employee compensation charges in the amount by which the exercise price of an option is less than the deemed fair value of its common stock at the date of grant. The Company records deferred stock-based compensation for non-employee awards in the amount of the fair value related to the unvested awards for those awards for which a measurement date has not been reached as described above. Because there has been no public market for the Company’s stock, the Company’s board of directors has determined the fair value of the Company’s common stock based upon several factors, including, but not limited to, the Company’s operating and financial performance and valuations of comparable online retailers. The Company amortizes the deferred

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

compensation charges ratably or in accordance with the model described in FIN 28 over the vesting period of the underlying option awards, usually two to three years.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

If compensation cost for stock options awarded to employees had been determined consistent with the fair value method, the pro forma on the Company’s net loss would have been as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(In thousands)
Net loss, as reported	$(22,743)	$(25,613)	$(15,380)	$(14,005)	$(8,506)
Add: stock-based employee compensation included in net loss, as reported	—	—	—	—	—
Less: pro forma stock-based employee compensation under fair value method	(1,244)	(1,161)	(2,119)	(1,546)	(3,162)

Pro forma net loss	$(23,987)	$(26,774)	$(17,499)	$(15,551)	$(11,668)

Pro forma loss per share — basic and diluted	$(1.78)	$(1.91)	$(1.20)	$(1.07)	$(0.79)

Loss per share as reported — basic and diluted	$(1.69)	$(1.83)	$(1.05)	$(0.96)	$(0.58)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,			Nine Months Ended September 30, 2005
	2002	2003	2004
Expected life	10 years	10 years	10 years	10 years
Risk-free interest rate	3.90%-5.16%	3.35%-4.30%	3.84%-4.69%	4.20%-4.22%
Expected volatility	110%	110%	110%	110%
Expected dividend yield	0%	0%	0%	0%

Segment and Geographic Information

The Company operates in one principal business segment primarily across domestic markets. Substantially all of the operating results and identifiable assets are in the United States.

The table below sets forth the percentage of total revenues contributed by each class of similar products and services for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Technology and consumer electronics revenues(1)	86.5%	81.4%	86.8%	88.3%	89.4%
Entertainment and leisure revenues(1)	13.3	18.0	11.8	10.6	7.7
Other	0.2	0.6	1.4	1.1	2.9

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes product sales, net of returns, coupons and other discounts; shipping and handling revenues; and advertising revenues related to such products.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Reclassifications

Certain amounts in the accompanying consolidated financial statements for 2002 and 2003 have been reclassified to conform to the presentation used in 2004.

Recent Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (FIN 45). FIN 45 elaborates on the disclosures to be made by the guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements ending after December 15, 2002. The Company has indemnification agreements with former officers and directors of the Company related to pending legal actions against the Company that are subject to the new disclosure provisions of FIN 45 (see Note 8, “Commitments and Contingencies”) but did not have any new obligations or modifications of existing arrangements under guarantees required to be recorded in the financial statements in accordance with FIN 45 as of December 31, 2002, 2003 or 2004.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46). FIN 46 replaces the earlier version of this interpretation issued in January 2003. FIN 46 addresses the consolidation by business enterprises of variable interest entities as defined. Application of FIN 46 is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application of FIN 46 to all other types of entities is required in financial statements for periods ending after March 15, 2004, with earlier application permitted if the original interpretation was previously adopted. The Company adopted the original interpretation and FIN 46 as of December 31, 2003, which did not have a material effect on the Company’s financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, this Statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company did not have any outstanding financial instruments within the scope of this Statement and, therefore, the adoption of this Statement on July 1, 2003 did not have a material effect on the Company’s consolidated financial statements.

In November 2003, the EITF issued EITF Issue 03-10, Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers (EITF 03-10). Sales incentives covered by EITF 03-10 include coupons and other similar instruments for which the reseller receives a direct reimbursement from the vendor. Application of EITF 03-10 to new arrangements, including modifications to existing arrangements, entered into in fiscal periods beginning after November 25, 2003 is required.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Application of EITF 03-10 did not have a material effect on the Company’s financial statements. In accordance with Issue No. 02-16, the Company records vendor rebates as a reduction of cost of sales when the rebates are received.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs — An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. The provisions in SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and companies must apply the standard prospectively. The Company expects the adoption of SFAS No. 151 will not have a material impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS No. 123R will be effective for public companies as of the first interim or annual reporting period that begins after June 15, 2005. SFAS No. 123R offers the Company alternative methods of adopting this standard. At the present time, the Company has not yet determined which alternative method it will use and the resulting impact on its financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non- discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company is required to adopt the provisions of SFAS No. 154, as applicable, beginning in fiscal 2006.

Note 3.    Business Acquisitions and Purchase Accounting

In September 2004, the Company acquired Yub, Inc. (formerly Metails Incorporated) (“Yub”). The Company issued 174,341 shares of common stock with an estimated fair value of $2.5 million and agreed to pay $300,000 in cash to the founders of Yub who agreed to be employed by the Company following the acquisition. The acquisition was accounted for under the purchase method of accounting. Approximately $2.5 million was allocated to goodwill, as Yub was a development-stage business and had no meaningful assets other than a recently developed website built from free and open source computer language readily available to the public. The Company determined that the $300,000 of cash paid to the founders represented compensation in the form of $210,000 paid as signing bonuses to the founders and the remaining $90,000 to be earned upon the delivery of certain source code documentation including changes made to the website through January 2005. Compensation recorded in

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

2004 related to this acquisition amounted to $210,000. Compensation recorded during the nine months ended September 30, 2005 related to the delivery of the source code documentation was $90,000. Yub was founded in December 2003 and since its inception has been working on the development of a social networking website that enables members to network with one another. No pro forma information concerning the results of operations have been provided as Yub had no revenues and no material expenses since its inception.

On November 27, 2001, the Company completed a merger with SB Acquisition Inc., a company wholly-owned by Principal Stockholder. As a result of the merger, Principal Stockholder became the sole stockholder of the Company. In connection with the merger, each outstanding share of the Company’s common stock was canceled and converted into the right to receive $1.49 per share from SB Acquisition. Immediately prior to the effective date of the merger, Principal Stockholder owned 6,897,893 shares representing approximately 44% of the Company’s common stock. In connection with the merger, Principal Stockholder acquired the remaining 56% of the Company’s common stock, representing 8,953,983 shares, for $13,305,744 in cash.

At the date of the merger, the carrying value and fair value of the Company’s current assets (other than deferred warrant charge), other long-term assets, and current liabilities and long term capital lease obligations were the same. As such, the recorded values of these assets and liabilities remained unchanged as a result of the merger. The fair value exceeded the carrying value of the Company’s computer hardware and software assets, intangible assets, including trademarks and tradenames, Internet domain names and favorable contracts, by $4.3 million. The fair value of the Company’s deferred warrant charge and goodwill recorded from other acquisitions was lower than the carrying value of these assets as of the date of the merger. As such, these assets were recorded at 44% of their respective carrying values and 56% of their respective fair values as of the date of the merger. The net result of this was to decrease the recorded value of deferred warrant charge and goodwill related to prior acquisitions by $705,000 and $2,489,000, respectively, and to increase the recorded value of computer hardware and software, other intangible assets and goodwill related to this merger by $575,000, $3,716,000 and $4,378,000, respectively.

In August 2000, the Company acquired all of the outstanding common stock of Telstreet.com, Inc. (“Telstreet”) for consideration of 155,433 shares of common stock with an estimated value of $45.37 per share, based upon the average of the fair market value of the Company’s common stock during the 15 calendar days immediately preceding the execution date of the merger agreement. Telstreet was an online retailer of wireless products and services. The acquisition was accounted for under the purchase method of accounting, with approximately $7.9 million allocated to goodwill. The goodwill was being amortized over a three-year period from the issuance of the stock. In connection with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, the Company discontinued its amortization of the goodwill associated with Telstreet. The carrying amount of the goodwill related to the Telstreet acquisition was approximately $1.7 million as of December 31, 2003 and 2004.

Business Disposition

In October 1999, the Company declared a common stock dividend of 75% of the capital stock, on an “as converted” basis, of Commerce5, Inc. (formerly BUYNOW INC. and Aqueduct, Inc.) (“Commerce5”) to all stockholders of record as of October 13, 1999. The Company effected the dividend in April 2000, and on the date of the dividend, the Company owned preferred stock representing 25% of the capital stock of Commerce5, on an “as converted” basis. The Commerce5 preferred stock has a

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

liquidation preference over the common stock and is convertible into Commerce5 common stock. As of December 31, 2004, the Company owned approximately 9% of the capital stock of Commerce5. The carrying value of the investment as of December 31, 2003 and 2004 and as of September 30, 2005 was $0.

Domain Name and 800 Telephone Number Transactions

The Company acquired an additional domain name and certain rights to “800 numbers” in 2002 and 2003 for $414,000 and $93,000, respectively. The Company did not acquire any additional intangibles in 2004. These assets are being amortized over their expected useful lives of three years.

Note 4.    Restructuring

In 2001, the Company initiated two restructurings of its business and implemented new operating plans. In connection with the first of these restructurings, management decided to discontinue the sponsorship of the Buy.com Tour. In February 2001, the Company filed suit against the PGA Tour claiming breach of contract and seeking to obtain a refund of sponsorship fees. The dispute was subsequently settled in 2002 (see Note 8 “Commitments and Contingencies). As a result of the settlement with the PGA Tour, the Company received a refund of approximately $6.6 million, $600,000 of which was received in 2001 for canceled events and approximately $6.0 million in 2002 in settlement of all outstanding issues. The Company re-evaluated its restructuring accrual in 2003 and reduced its estimate of the amount by $37,000, which it recorded in the consolidated statement of operations for the year ended December 31, 2003.

As of December 31, 2002, 2003 and 2004, the remaining balance in the restructuring accrual, which related to the Company’s contractual lease obligations less expected sublease income on its excess facility space, was $2.2 million, $293,000 and $86,000, respectively, and $0 as of September 30, 2005. The following table shows the activity with respect to the restructuring liability during the years ended December 31, 2002, 2003 and 2004, respectively, and for the nine months ended September 30, 2005:

	Beginning Reserve Balance	Charged to Expense	Charged Against Reserve	Ending Reserve Balance
	(In thousands)
Contract and Lease Cancellation Fees as of:
December 31, 2002	$3,111	$—	$(941)	$2,170
December 31, 2003	2,170	(37)	(1,840)	293
December 31, 2004	293	—	(207)	86
September 30, 2005	86	—	(86)	—

Note 5.    Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Lives (years)	Year Ended December 31,			As of September 30, 2005
		2002	2003	2004
		(In thousands)
Computers, equipment, and software	3-5	$19,967	$17,715	$17,780	$18,056
Less — accumulated depreciation		(13,151)	(14,806)	(16,759)	(17,183)

Property and equipment, net		$6,816	$2,909	$1,021	$873

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

During 2001, the Company determined that certain computer equipment had been repossessed without its permission and sold to a third party. The carrying value of the assets as of December 31, 2001 was $1.6 million. The Company settled this dispute with EMC in February 2003, and received $950,000 in cash and 12 months of free maintenance, with a fair value of $100,000, on certain computer hardware used in the Company’s disaster recovery plan. The free maintenance period runs from January 17, 2003 through January 17, 2004. The Company recorded an impairment of $525,000 to write down the carrying amount of the assets to approximately $1.1 million, the fair value ultimately received in connection with the settlement in 2003, in its consolidated statement of operations for the year ended December 31, 2001.

Note 6.    Other Intangibles

Other intangible assets consist of the following:

	Estimated Useful Lives (years)	Year Ended December 31,			As of September 30, 2005
		2002	2003	2004
		(In thousands)
Intangibles not subject to amortization:
Buy.com domain name, trade name and trademarks	indefinite	$3,587	$3,587	$3,587	$3,587
Intangibles subject to amortization:
Other purchased URLs and 800 #s	3	414	507	507	507
Less — accumulated amortization		—	(184)	(353)	(475)

Intangibles subject to amortization, net		414	323	154	32

Other intangibles, net		$4,001	$3,910	$3,741	$3,619

Intangibles not subject to amortization include the Buy.com domain name, trade name and trademarks recorded in connection with the merger with SB Acquisition Inc. in November 2001. Intangibles subject to amortization consist of the domain name “compra.com” and certain “800” numbers which the Company purchased certain rights to in the years 2002 and 2003. The Company did not acquire any additional URLs or “800” numbers in 2004 or during the nine months ended September 30, 2005.

Note 7.    Related Party Transactions

Merger with SB Acquisition Inc.

On November 27, 2001, the Company completed a merger with SB Acquisition Inc. As a result of the merger, Principal Stockholder became the sole stockholder of the Company. In connection with the merger, each outstanding share of the Company’s common stock was canceled and converted into the right to receive $1.49 per share from SB Acquisition. Immediately prior to the effective date of the merger, Principal Stockholder owned 6,897,893 shares representing approximately 44% of the Company’s common stock. In connection with the merger, Principal Stockholder acquired the remaining 56% of the Company’s common stock, representing 8,953,983 shares, for $13,305,744 in cash (see Note 1 “Company Background and Basis of Presentation”).

Since November 27, 2001, the Company has effected a series of changes to its corporate structure, with entities owned and controlled by Principal Stockholder. The net effect of these changes was to

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

reclassify $105,000 from additional paid-in capital to common stock as of December 31, 2001; to transfer certain computer equipment, software, technology related to the Company’s website, and fixed assets to BuyServices Inc., a newly formed wholly-owned subsidiary of the Company, in June 2002; and to merge BuyNetwork, Buy Magazine and BuyMusic into the Company in September 2004. The financial statements include the accounts of BuyNetwork, BuyMagazine and BuyMusic since each of their inception dates, as these companies were owned and controlled by Principal Stockholder, and were operated as a single entity together with the Company.

Notes Payable to Principal Stockholder

As of December 31, 2002, 2003 and 2004 and September 30, 2005, the Company had borrowed, under various notes, an aggregate of $5.7 million, $17.4 million, $19.6 million and $6.3 million, respectively, from a company owned by Principal Stockholder. The amounts borrowed under these notes are secured by substantially all of the Company’s assets, bear interest at 10% per annum and are due on demand (see Note 1 “Company Background and Basis of Presentation” for discussion on Principal Stockholder’s commitment of future financial support). During July 2005, the Company repaid $20.0 million of indebtedness and accrued interest to a company owned by the Principal Stockholder. The repayments to the Principal Stockholder were made in the following amounts on the dates indicated: $18.3 million on July 12, 2005; $500,000 on July 21, 2005; $500,000 on July 22, 2005; and $700,000 on July 29, 2005.

Stockholder Guarantees Provided to Third Parties

Principal Stockholder has agreed to guarantee certain obligations of the Company to its distributors and its credit card processor. In connection with those guarantees, the Company entered into reimbursement agreements and security agreements with Principal Stockholder, which agreements require that the Company repay any amounts he pays under the guarantees and that such obligations be secured by security agreements for substantially all of the Company’s assets. Principal Stockholder had guarantees as of December 31, 2002, 2003 and 2004 of up to a maximum of $16.5 million, $14.6 million and $24.0 million, respectively. Principal Stockholder had guarantees as of September 30, 2005 of up to a maximum of $27.9 million. Principal Stockholder had not paid any amounts under these guarantees as of December 31, 2002, 2003 and 2004 and September 30, 2005. As of December 31, 2002, 2003 and 2004, the aggregate amount of guarantees provided to the Company’s distributors and credit card processor by Principal Stockholder for amounts outstanding was approximately $8.3 million, $9.4 million and $20.1 million, respectively. As of September 30, 2005, the aggregate amount of guarantees provided to the Company’s distributors and credit card processor by Principal Stockholder for amounts outstanding was approximately $25.2 million.

Amounts due to ThinkTank Holdings LLC

Throughout 2003 and 2004, ThinkTank Holdings LLC, a company wholly-owned by Principal Stockholder, paid certain amounts on behalf of the Company. As of December 31, 2002, 2003 and 2004, the amount due to ThinkTank was $0, $307,000 and $425,000, respectively. As of September 30, 2005 the amount due to ThinkTank was $48,000.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Lease Agreement

In September 2001, the Company entered into a facilities lease agreement with Principal Stockholder or entities controlled by him for approximately 20,000 square feet of office space located in Aliso Viejo, California to serve as its corporate headquarters. Under the terms of the lease agreement, the Company paid approximately $30,000 per month and had the option to terminate such lease upon 30 days notice. The amount included in operating expenses in the accompanying consolidated statements of operations is $360,000, $150,000 and $0 for the years ended December 31, 2002, 2003 and 2004, respectively. In 2003, the Company was notified by Principal Stockholder that one of the buildings, representing approximately 10,000 square feet under this lease, was in escrow and being sold to a third party. The sale of the building closed in June 2003. As a result, the Company relocated its corporate headquarters to its current location.

Marketing Agreement

In February 2002, the Company executed a non-exclusive marketing agreement with Thinkbig Media Group LLC (“Thinkbig”), an agent retained to requisition, manage, create and produce advertising for the Company. The Company agreed to pay Thinkbig a retainer of $100,000 per month. Effective December 1, 2002, the Company amended the agreement to require a monthly retainer of $5,000. Principal Stockholder has a 50% ownership interest in Thinkbig. As of December 31, 2002, 2003 and 2004, the agreement, as amended, had not expired and continues on a month-to-month basis. During the years ended December 31, 2002, 2003 and 2004, the Company paid Thinkbig approximately $4.6 million, $2.6 million and $596,000, respectively, under this agreement, as amended. During the nine months ended September 30, 2004 and 2005, the Company paid Thinkbig approximately $480,000 and $289,000, respectively. The total amount due to Thinkbig as of December 31, 2002, 2003 and 2004 was $10,000, $47,000 and $47,000, respectively. As of September 30, 2005, the amount due to Thinkbig was $9,500.

Note 8.    Commitments and Contingencies

Leases

For the years ended December 31, 2002, 2003 and 2004, the Company leased office facilities and equipment under non-cancelable operating leases. Rental expense under operating lease agreements for the years ended December 31, 2002, 2003 and 2004, excluding the effect of the amounts recorded in the Company’s restructuring (see Note 4 “Restructuring”) and including the amounts paid to related parties discussed in Note 7 “Related Party Transactions,” was approximately $530,000, $672,000 and $727,000, respectively. Rental expense under operating lease agreements for the nine months ended September 30, 2004 and 2005, excluding the effect of the amounts recorded in the Company’s restructuring, was approximately $742,000 and $757,000, respectively. As of December 31, 2003 and 2004, the Company did not have any capital lease commitments. As of September 30, 2005, the Company had capital lease commitments of $100,000.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

As of December 31, 2004, future minimum commitments on operating leases, excluding the related party lease in Note 7 above, are as follows:

Operating Leases
(In thousands)
Year ending December 31:
2005	$963
2006	869
2007	791
2008	783
2009	394
Thereafter	—

Total minimum lease payments	$3,800

Supply, Fulfillment and Other Arrangements

The Company is dependent on a limited number of distribution and fulfillment partners to fulfill its orders to its customers. The Company’s first-level customer service and support is sourced to a single company. The Company is dependent upon a single source for the processing of its credit card transactions and the collection and remittance of these funds. The hosting of the Company’s computer system and database servers are maintained in a single location.

In October 1999, the Company entered into agreements with a third-party supplier whereby it was entitled to certain discount programs and fulfillment services. This agreement expired in September 2003. In connection with this agreement, the Company issued warrants to purchase 71,500 shares of its common stock. The warrant was exercisable through December 15, 2001 and expired unexercised. The estimated fair market value of these warrants of $2.7 million was recorded as a current asset and was amortized through December 31, 2002. Amortization charged to operations was $543,000 for the year ended December 31, 2002.

In January 2002, the Company extended its original contract with Chase Manhattan Bank and Chase Merchant Services LLC dated August 6, 1998, for the authorization, processing and settlement services for credit card transactions entered into on the Company’s website. The term of the agreement was extended for three years to January 1, 2005. The Company renewed this agreement in January 2005 and it now expires on January 1, 2006. The agreement will continue in full force thereafter for successive one-year terms until terminated by either party with 60 days notice prior to the current expiration date.

Legal Proceedings

From time to time, the Company has been subject to legal proceedings and claims in the ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. In addition, the result of an unfavorable outcome on certain of these matters could have a material adverse effect on the Company’s financial position and results of operations.

In July 2001, as amended in April 2002, the Company and certain of its former officers and former and current directors were named in a series of class action stockholder suits in connection with the

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Company’s first initial public offering which was completed in February 2000. The Company subsequently became a privately held corporation pursuant to a merger completed in November 2001. The lawsuits were consolidated into a single complaint with similar stockholder lawsuits involving more than 250 companies, including the Company, and various underwriters, in an action entitled In re: Initial Public Offering Securities Litigation in the Southern District of New York (File No. 21 MC 92 (SAS)). In the consolidated action, plaintiffs allege that the defendants violated Section 11 of the Securities Act of 1933, as amended, and Section 10(b) of the Securities Exchange Act of 1934, as amended. Plaintiffs allege that the registration statement and prospectus relating to the Company’s public offering completed in 2000 failed to disclose material facts regarding the compensation to be received by, and the stock allocation practices of, the underwriters. The Company has approved a memorandum of understanding and related agreements which set forth the terms of a settlement between the Company, the plaintiffs and the vast majority of the other approximately 300 issuer defendants. Among other provisions, the memorandum of understanding provides for a release of Buy.com and its former officers and former and current directors for the conduct alleged in the action to be wrongful. Under the memorandum of understanding, Buy.com would agree to undertake certain responsibilities, including agreeing to assign, not assert, or release certain potential claims it may have against its former underwriters. The memorandum of understanding also would require the insurance companies of the issuer defendants to provide a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuer defendants. To the extent that the plaintiffs receive at least $1 billion from the underwriter defendants, no payment will be required by the insurance companies. To the extent that the plaintiffs receive less than $1 billion from the underwriter defendants, the insurance companies of the issuers are required to make up the difference. It is anticipated that any potential financial obligation of Buy.com to plaintiffs pursuant to the terms of the memorandum of understanding and related agreements will be directly covered and paid by its insurance carriers.

The Company currently is not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from its insurance carriers. The Company believes that its insurance carriers are solvent, and the Company is not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. Therefore, the Company does not expect that a settlement in accordance with the memorandum of understanding will involve any payment by the Company. If material limitations on the expected recovery of any potential financial obligation to the plaintiffs from the Company’s insurance carriers should arise, the Company’s maximum financial obligation to plaintiffs pursuant to the memorandum of understanding would be less than $4.0 million.

In February 2005, the court granted preliminary approval of the memorandum of understanding, subject to certain modifications consistent with its opinion. The court ruled that the issuer defendants and the plaintiffs must submit a revised memorandum of understanding which provides for a mutual bar of all contribution claims by the settling and non-settling parties and does not bar the parties from pursuing other claims. The issuer defendants and plaintiffs have negotiated a revised memorandum of understanding consistent with the court’s opinion and are in the process of obtaining approval from those issuer defendants that are not in bankruptcy. All but one of the issuer defendants that are not in bankruptcy have approved the revised memorandum of understanding, which has been submitted to the court. The court has set a preliminary date of April 2006 for a final fairness hearing and approval of the revised memorandum of understanding. There is no assurance that the court will grant final approval to the memorandum of understanding. If the memorandum of understanding is not approved and the Company is found liable, the Company is unable to estimate or predict the potential damages that might

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

be awarded, whether such damages would be greater than its insurance coverage, or whether such damages would have a material impact on its results of operations, financial condition or cash flows in any future period. The Company has reviewed the above matter and does not believe that it is probable that a loss contingency has occurred; therefore, the Company has not recorded a liability against these claims.

In June 2005, in connection with the litigation brought on or about September 12, 2003 by Principal Stockholder, individually and as Trustee of the Scott A. Blum Separate Property Trust, the Will Scott Blum Trust, the Emma Rose Blum Trust, and the Scott Blum GRAT, against Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively with its affiliates, the “Merrill Lynch Parties”) and another party, the Company entered into a mutual release agreement with the Merrill Lynch Parties. The release provided a full and complete release of all claims that the Company may have had against the Merrill Lynch Parties up to the date of the release, including without limitation any claims relating to the Company’s first initial public offering, but excluding (i) claims agreed to be assigned and/or restricted in connection with the In re: Initial Public Offering Securities Litigation matter for so long as such claims remain agreed to be so assigned and/or restricted and (ii) any claims that the Company may assert solely defensively against the Merrill Lynch Parties in certain circumstances in connection with the In re: Initial Public Offering Securities Litigation matter.

In August 2002, the Company was named in a lawsuit entitled Charles E. Hill & Associates, Inc. v. Amazon, et al. for patent infringement in the Eastern District of Texas, wherein it is alleged that the Company, along with other retailers, infringe Hill’s patents relating to (i) an electronic catalog system and method for producing information related to a selected product on a remote computer, (ii) a method for updating a remote computer as a means of storing product data, and (iii) an electronic catalog system and method to display product information data. In June 2005, the Company settled this lawsuit without admitting that it had infringed on Hill’s patents, in exchange for Hill’s covenant not to sue during the remaining lives of the patents. As part of the settlement, in July 2005, the Company paid Hill a one-time confidential settlement amount. This amount has been recorded as an expense in the Company’s financial statements for the quarter ended March 31, 2005.

In February 2003, the Company was named, along with other retailers and manufacturers, in a lawsuit filed in San Francisco County Superior Court entitled Dowhal v. Amazon, et al. alleging unfair business practices relating to allegedly false representations as to the speed of printers. In each of the foregoing lawsuits, plaintiffs are seeking unspecified damages as well as injunctive relief. The Company settled this lawsuit in May 2005, with a release of all claims by Dowhal by making a one-time confidential settlement payment. This amount has been recorded as an expense in the Company’s financial statements for the quarter ended March 31, 2005.

In September 2002, the Company was contacted by the New York State Department of Taxation and Finance (“NYSDTF”) seeking to conduct an audit of the Company’s New York sales for the period from June 1996 (prior to the Company’s inception) through May 2002. NYSDTF claims that the Company may have had an obligation to collect and remit sales taxes based on its contract with a New York based provider of extended warranties that are available for purchase on the Company’s website. The Company entered into the contract with the warranty provider in October 2000. NYSDTF claims that the New York based warranty provider was acting as the Company’s agent within the state of New York as to the extended warranties giving rise to the Company’s obligation to collect and remit sales taxes on all of the Company’s New York sales. The Company disputes the claims made by NYSDTF and believes that

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

the warranty provider never acted as the Company’s agent. An assessment by NYSDTF may be in excess of $10 million. The Company has not accrued a reserve for such exposure. If NYSDTF issues an assessment and the Company does not prevail on its challenges to the assessment, the Company may be required to remit the amount of any assessment of taxes through the audit period, and periods subsequent thereto, plus additional penalties and interest. Management believes that its agreement with the warranty provider contains certain indemnification provisions for sales tax liabilities arising out of the Company’s sales of extended warranties. Management has tendered defense of the audit and potential related claims to the warranty provider who has declined to defend the Company and disputes the breadth of its indemnification obligations to the Company. No formal administrative or court actions have commenced concerning the disputed sales tax or indemnification obligations. However, should NYSDTF prevail in its claims and the Company be unsuccessful in seeking or obtaining indemnification from its warranty provider, management believes that the result of such an unfavorable outcome would have a material adverse effect on the Company’s financial position and results of operations.

Management is unable to determine or predict the outcome of the above claims and litigation or the impact on the Company’s financial condition or results of operations. Accordingly, the Company has not recorded a provision for these matters in its consolidated financial statements. In addition, the Company does not believe that it is probable that a liability has been incurred, as of the date of these consolidated financial statements, in the NYSDTF matter.

The Company intends to defend all of these claims and lawsuits vigorously even though they could result in the expenditure of significant financial and managerial resources. Management is not aware of any other material claims or legal proceedings pending against the Company.

PGA Tour Settlement

On February 28, 2001, the Company filed suit against the PGA Tour in federal district court, Central District of California, for breach of contract based on its Buy.com Tour sponsorship agreement with the PGA Tour. The Company claimed that the PGA Tour entered into an agreement with another party to provide e-commerce services to them in violation of the Company’s agreement. The Company sought rescission of its agreement, a return of its sponsorship fees, including those secured by a $17 million letter of credit, and additional damages. In March 2001, the PGA Tour filed a counterclaim against the Company in the federal district court in the Central District of California. The counterclaim alleged that the Company breached its contract by declaring the sponsorship agreement to be terminated, by demanding that the PGA Tour cease all uses of the Company’s trademark, by breaching the confidentiality provisions of the sponsorship agreement and by taking action that adversely affected the goodwill of the Buy.Com Tour. On February 7, 2002, the Company and the PGA Tour reached a settlement agreement that required the PGA Tour to refund a total of approximately $6.6 million to the Company of which approximately $600,000 was received during 2001. The remaining unpaid portion of the settlement of approximately $6.0 million was received on February 7, 2002.

Indemnification Agreements

The Company has separate indemnification agreements with its former directors and officers and certain of its current directors and officers. Under such agreements, the Company is obligated, among other things, to indemnify such directors and officers of the Company against liabilities arising from their actions in their capacity as directors and officers. The Company’s obligations under such agreements have no maximum limit and extend into perpetuity. The Company carries Directors and Officers

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

(“D&O”) insurance for the benefit of such persons. Management expects such insurance would cover any costs that might be incurred under the indemnification agreements. Prior to the merger with SB Acquisition Inc. in November 2001, the Company carried D&O insurance coverage in the amount of $30.0 million. In connection with the merger, the Company purchased a separate runoff insurance policy to cover costs incurred under the indemnification agreements that is effective for a period of six years from the effective date of the merger, November 27, 2001. Following the expiration of the runoff insurance policy, any costs are expected to be covered by the Company’s D&O insurance coverage of $5.0 million in effect during 2002, 2003 and 2004. Since these indemnification agreements arose prior to the issuance of FIN 45, no amounts have been accrued as of December 31, 2002, 2003 and 2004, for obligations that might arise should the Company be required to fulfill the requirements set forth in these indemnification agreements.

Note 9.    Stockholders’ Equity

On November 27, 2001, the Company completed a merger with SB Acquisition Inc. (see Note 7 “Related Party Transactions”) and ceased to be a public company. In connection with the merger, the vesting of certain stock options and restricted stock awards was accelerated and shares of common stock were issued to the holders of such awards and immediately acquired by SB Acquisition at the acquisition price of $1.49 per share. Total shares of common stock issued upon the acceleration of vesting of stock options and restricted stock awards were 129,879 shares and 52,217 shares, respectively. Total shares of common stock outstanding immediately following the completion of the merger were 15,851,876 shares.

Since November 27, 2001, the Company has effected a series of changes to its corporate structure, the net effect of these changes were to reclassify $105,000 from additional paid-in capital to common stock as of December 31, 2001, to transfer certain computer equipment, software, technology related to the Company’s website and fixed assets to BuyServices, a newly formed, wholly-owned subsidiary of the Company in June 2002, merge BuyNetwork, Buy Magazine and BuyMusic into the Company in September 2004, and to issue an additional 1,030,744 shares of its common stock. (see Note 1 “Company Background and Basis of Presentation”).

In September 2004, the Company’s Board of Directors approved an increase in the number of authorized shares of common stock to 200,000,000 shares.

Contribution to Capital

On June 28, 2005, Principal Stockholder made a cash contribution to capital of $20.0 million. No additional shares were issued and the Company recorded this contribution as additional paid-in capital. The cash received from this contribution was used for working capital purposes and to repay certain notes payable to Principal Stockholder together with accrued and unpaid interest.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Note 10.    Stock Option and Other Deferred Compensation Plans

Buy.com Inc. 2002 Stock Option/Stock Issuance Plan

In January 2002, the Company adopted and approved the Buy.com Inc. 2002 Stock Option/Stock Issuance Plan (the “2002 Plan”). Under the 2002 Plan, the number of shares of the Company’s common stock to be granted or subject to options or rights may not exceed 2,377,781 shares. On December 31, 2004, the number of shares reserved under the 2002 Plan was increased by 450,045 shares to 2,827,826 shares. The 2002 Plan is divided into two separate equity programs as follows:

Option Grant Program — under which eligible persons may, at the discretion of the 2002 Plan Administrator, be granted options to purchase shares of common stock.

Stock Issuance Program — under which eligible persons may, at the discretion of the 2002 Plan Administrator, be issued shares of common stock directly, either through the immediate purchase of such shares or as a bonus for services rendered to the Company (or any parent or subsidiary).

The options may be issued as “Incentive Stock Options” (as defined by the Internal Revenue Code of 1986) or as nonqualified options. The 2002 Plan provides that the exercise price for all Incentive Stock Options shall not be less than 100%, and all nonqualified options shall not be less than 85%, of the fair market value of the shares on the date of grant. Further, no portion of the options may be exercised beyond 10 years from the grant date. For Incentive Stock Options granted to individuals who own more than 10% of the total combined voting power of all classes of the stock of the Company, the option price shall be at least 110% of the fair value at the date of grant. The options are generally subject to cliff vesting of 33% at the end of one year and vest ratably thereafter over the next 24 months. The options are fully vested at the end of three years from the date of grant. The exercise price for any options granted under the 2002 Plan may be paid in cash, a full-recourse promissory note payable to the Company or in shares of the Company’s common stock valued at fair market value on the exercise date. The 2002 Plan also includes provisions that may result in the accelerated vesting of outstanding option grants and stock issuances upon a change in control of the Company.

Subject to Internal Revenue Service limitations, options granted under the 2002 Plan generally become exercisable immediately. Shares issued upon exercise of options that are unvested are restricted and subject to repurchase, at the exercise price, by the Company upon termination of employment or services and such restrictions lapse over the original vesting schedule. As of December 31, 2004 and September 30, 2005, shares granted under the 2002 Plan which were subject to repurchase totaled 633,320 and 693,636 shares, respectively.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

The following table summarizes the stock option activity under the 2002 Plan:

	Year Ended December 31,						Nine Months Ended September 30, 2005
	2002		2003		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	—	$—	2,036,959	$1.72	2,040,915	$2.75	2,375,695	$4.17
Granted	2,036,959	1.72	717,288	4.42	374,409	12.09	416,817	16.70
Exercised	—	—	—	—	—	—	—	—
Forfeited/expired/canceled	—	—	(713,332)	1.49	(39,629)	5.94	(24,531)	16.70

Options outstanding, end of year	2,036,959	$1.72	2,040,915	$2.75	2,375,695	$4.17	2,767,981	$5.95

Options exercisable at end of year	2,036,959	$1.72	2,040,915	$2.75	2,375,695	$4.17	2,767,981	$5.95

All options issued by the Company are immediately exercisable upon grant. Options that remain exercisable and subject to continued vesting at December 31, 2002, 2003 and 2004 were 1,015,507, 504,612 and 633,320, respectively. Options that remain exercisable and subject to continued vesting at September 30, 2005 were 693,636.

The following table summarizes all stock options outstanding as of December 31, 2004:

	Options Outstanding as of December 31, 2004
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$1.49	1,145,292	7.1	$1.49
$2.97	475,554	7.7	$2.97
$5.94	380,440	8.9	$5.94
$11.89	354,595	9.1	$11.89
$15.65	19,814	9.8	$15.65

	2,375,695

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

BuyNetwork Inc. 2002 Stock Option/Stock Issuance Plan

In connection with the merger of BuyNetwork Inc. in September 2004, the Company assumed the BuyNetwork Inc. 2002 Stock Option/Stock Issuance Plan (a.k.a. Direct Response Network Inc. 2002 Stock Option/Stock Issuance Plan). Participation in the assumed plan is limited to officers, employees, directors and service providers of BuyNetwork. As of December 31, 2004, options for 475,550 shares of the Company’s common stock were outstanding. The Company does not intend to grant any new options under this plan.

The following table summarizes BuyNetwork’s stock option activity:

	Year Ended December 31,						Nine Months Ended September 30, 2005
	2002		2003		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	—	$—	435,921	$3.15	475,550	$3.15	475,550	$3.15
Granted	435,921	3.15	39,629	3.15	—	—	—	—
Exercised	—	—	—	—	—	—	—	—
Forfeited/expired/canceled	—	—	—	—	—	—	—	—

Options outstanding, end of year	435,921	$3.15	475,550	$3.15	475,550	$3.15	475,550	$3.15

Options exercisable at end of year	435,921	$3.15	475,550	$3.15	475,550	$3.15	475,550	$3.15

All options issued under this assumed plan are immediately exercisable upon grant. Options that remain exercisable and subject to continued vesting at December 31, 2002, 2003 and 2004 were 435,921, 277,404 and 91,642, respectively. Options that remain exercisable and subject to continued vesting at September 30, 2005 were 13,622.

The following table summarizes all stock options outstanding as of December 31, 2004:

	Options Outstanding as of December 31, 2004
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$3.15	475,550	7.8	$3.15

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

BuyMusic Inc. 2003 Stock Option/Stock Issuance Plan

In connection with the merger of BuyMusic Inc. in September 2004, the Company assumed the BuyMusic Inc. 2003 Stock Option/Stock Issuance Plan. Participation in the assumed BuyMusic plan is limited to officers, employees, directors and service providers of BuyMusic. As of December 31, 2004, options for 36,036 shares of the Company’s common stock were outstanding under the assumed BuyMusic plan. The Company does not intend to grant any new options under the BuyMusic plan.

The following table summarizes BuyMusic’s stock option activity:

	Year Ended December 31,				Nine Months Ended September 30, 2005
	2003		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	—	$—	36,036	$0.09	33,461	$0.09
Granted	36,036	0.09	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited/expired/canceled	—	—	(2,575)	0.09	(3,813)	0.09

Options outstanding, end of year	36,036	$0.09	33,461	$0.09	29,648	$0.09

Options exercisable at end of year	36,036	$0.09	33,461	$0.09	29,648	$0.09

All options issued under this assumed plan are immediately exercisable upon grant. Options that remain exercisable and subject to continued vesting at December 31, 2003 and 2004 were 28,457 and 7,007, respectively. As of September 30, 2005, there were no options that remain exercisable which are subject to continued vesting.

The following table summarizes all stock options outstanding as of December 31, 2004:

	Options Outstanding as of December 31, 2004
Range of Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.09	33,461	8.4	$0.09

Deferred Compensation

The Company measures the fair value of options to purchase its common stock granted to non- employees throughout the vesting period as they are earned, at which time the Company recognizes a charge to stock-based compensation. The fair value is determined using the Black-Scholes option pricing model which considers the estimated fair value of the underlying stock, the expected stock price volatility, the risk-free interest rates and the anticipated dividend yield. As there has been no public market for the Company’s stock for the periods presented, the Company’s assumptions about stock price volatility are based on the volatility rates of comparable publicly held companies. These rates may or may not reflect the Company’s stock price volatility after the Company has been a publicly held

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

company for a meaningful period of time. If the Company had made different assumptions about the fair market value of its stock or stock price volatility rates, the related stock based compensation expense and the Company’s net loss and net loss per share could have been significantly different.

During the years ended December 31, 2002, 2003 and 2004, the Company issued options to acquire 610,290, 336,848 and 0, respectively, to non-employees. The Company did not issue options to non- employees during either of the nine months ended September 30, 2004 or 2005. The options were issued under the terms of the Buy.com Inc. 2002 Stock Option/Stock Issuance Plan and the BuyNetwork Inc. 2002 Stock Option/Stock Issuance Plan. The options are being accounted for under the fair value method in accordance with SFAS No. 123 and EITF 96-18. The options were valued as of December 31, 2002, 2003 and 2004 and as of September 30, 2004 and 2005 using the Black-Scholes option pricing model using the following assumptions:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Expected life	10 years	10 years	10 years	10 years	10 years
Risk-free interest rate	3.82%	4.26%	4.22%	4.22%	4.33%
Expected volatility	110%	110%	110%	110%	110%
Expected dividend yield	0%	0%	0%	0%	0%

The Company recorded deferred compensation of $452,000, $4.8 million and $2.7 million for the years ended December 31, 2002, 2003 and 2004, respectively. For the nine months ended September 30, 2005, the Company reversed $998,000 of previously recorded deferred compensation as a result of a decrease in the valuation of the underlying shares. The Company amortized and charged to expense deferred compensation of $226,000, $4.3 million and $2.3 million for the years ended December 31, 2002, 2003 and 2004, respectively. The Company amortized and charged to expense deferred compensation of $1,722,000 and $36,000 for the nine months ended September 30, 2004 and 2005, respectively.

Note 11.    Employee Benefit Plan

401(k) Plan

The Company has a 401(k) savings plan covering substantially all of its employees. Eligible employees may contribute through payroll deductions. The Company does not match employees’ contributions.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Note 12.    Loss Per Share

The following is the calculation for net loss per share:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(In thousands except share and per share data)
Net loss — basic and diluted	$(22,743)	$(25,613)	$(15,380)	$(14,005)	$(8,506)

Weighted average common shares for basic loss per share	13,474,546	13,999,826	14,588,506	14,544,921	14,719,262
Effect of dilutive stock options	—	—	—	—	—

Weighted average common shares for diluted loss per share	13,474,546	13,999,826	14,588,506	14,544,921	14,719,262

Net loss per common share — basic	$(1.69)	$(1.83)	$(1.05)	$(0.96)	$(0.58)
Net loss per common share — diluted	$(1.69)	$(1.83)	$(1.05)	$(0.96)	$(0.58)

For the years ended December 31, 2002, 2003 and 2004, respectively, options to purchase 2,472,880, 2,552,501 and 2,884,706 shares of common stock were not included in the computation of diluted earnings per share as the effect would be antidilutive. For the nine months ended September 30, 2004 and 2005, respectively, options to purchase 2,884,706 and 3,273,179 shares of common stock were not included in the computation of diluted earnings per share as the effect would be antidilutive.

Note 13.    Income Taxes

The Company did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because it has experienced operating losses since inception. The Company provided a full valuation allowance on the net deferred tax asset, consisting primarily of net operating loss carryforwards, because management has determined that it is more likely than not that the Company will not earn income sufficient to realize the deferred tax assets during the carryforward period.

As of December 31, 2004, the Company had approximately $340 million and $330 million of federal and state tax net operating loss carryforwards. These net operating loss carryforwards will begin to expire in 2018 and 2005 for federal and state tax purposes, respectively. Due to the November 2001 merger with SB Acquisition Inc. the Company incurred a change in ownership which will limit its use of approximately $277 million and $267 million, respectively, of these net operating loss carryforwards. The Company’s use of these net operating loss carryforwards is limited to $1.1 million for both federal and state income tax purposes each year. As such, the Company will not be able to use $255 million and $246 million of these net operating loss carryforwards.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2002	2003	2004
	(In thousands)
Net operating loss carryforwards	$117,709	$130,618	$134,464
Depreciation and amortization	2,806	3,025	3,187
Other	2,760	2,310	3,413

Gross deferred tax assets	123,275	135,953	141,064
Valuation allowance	(123,275)	(135,953)	(141,064)

Net deferred tax assets	$—	$—	$—

A reconciliation of income taxes computed at the statutory rate to the provision for income taxes is as follows:

	As of December 31,
	2002	2003	2004
	(In thousands)
Income tax benefit at statutory rate	$(7,733)	$(8,708)	$(5,199)
Other	(747)	(3,970)	88
Increase in valuation allowance	8,480	12,678	5,111

Provision for income taxes	$—	$—	$—

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

Note 14.    Quarterly Results (Unaudited)

The following tables contain selected unaudited consolidated statement of operations information for each quarter of 2003 and 2004. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results of any future period.

	Three Months Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(In thousands except share and per share data)
Net revenues	$67,064	$55,255	$48,140	$67,726
Gross profit	8,085	7,114	6,548	7,168
Operating loss	(4,306)	(6,121)	(9,226)	(4,723)

Net loss	$(4,466)	$(6,353)	$(9,595)	$(5,199)

Net loss per share: basic and diluted	$(0.33)	$(0.47)	$(0.66)	$(0.36)
Weighted average number of common shares outstanding: basic and diluted	13,474,546	13,474,546	14,505,290	14,544,921

	Three Months Ended
	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	(In thousands except share and per share data)
Net revenues	$62,465	$67,612	$72,524	$88,197
Gross profit	5,663	6,525	6,909	10,685
Operating loss	(5,373)	(3,576)	(3,539)	(861)

Net loss	$(5,841)	$(4,097)	$(4,067)	$(1,375)

Net loss per share: basic and diluted	$(0.40)	$(0.28)	$(0.28)	$(0.09)
Weighted average number of common shares outstanding: basic and diluted	14,544,921	14,544,921	14,544,921	14,719,262

Note 15.    Subsequent Events (unaudited)

In September 2005, the Company was named in a lawsuit entitled Ditzik v. Ergotron, Inc., et al. filed in the United Stated District Court, Eastern District of Michigan, Southern Division. The suit alleges damages against several manufacturers and retailers (including Buy.com) based on the making, using, offering to sell, selling or importing into the United States certain flat panel displays that allegedly infringe the plaintiff’s issued patents. The plaintiff, Richard J. Ditzik dba NetAirus Systems, seeks injunctive relief, attorney’s fees and unspecified damages.

On October 18, 2005, the Company borrowed $1,080,000 from its Principal Stockholder.

On November 7, 2005 and November 15, 2005, the Company borrowed $445,000 and $500,000, respectively, from its Principal Stockholder.

BUY.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information as of September 30, 2005 and for the nine months ended

September 30, 2004 and 2005 is unaudited)

On November 17, 2005, the Company’s board of directors approved and adopted the 2005 Equity Incentive Plan. The Plan will become effective on the date of the effectiveness of the registration statement for the initial public offering of the Company’s common stock. The 2005 plan is designed to provide for the granting to the Company’s employees, officers, directors (including non-employee members of the Company’s board of directors), consultants and independent contractors providing services or other benefits to the Company or to any of its subsidiaries of: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, or SARs; (iii) restricted stock and restricted stock units; (iv) performance awards, including stock, other securities, cash or other property; and (v) other stock-based awards. The Board approved 1,100,000 shares of common stock for issuance under the 2005 plan. In order to meet the requirements of Section 162(m) of the Internal Revenue Code, the 2005 plan contains a limit on the maximum number of shares of the Company’s common stock that may be granted to an individual in any calendar year, subject to adjustment as described in the 2005 plan.

On December 6, 2005, the Company borrowed $600,000 from its Principal Stockholder. Total notes payable to Principal Stockholder, including accrued interest, was $9.6 million as of December 14, 2005.

In December 2005, Digital River Inc. acquired Commerce5 Inc., a company in which Buy.com was a minority stockholder. Buy.com’s stock ownership of Commerce5 resulted from the spin-off of one of its subsidiaries in 1999. The carrying value of Buy.com’s investment in Commerce5 was $0 as of September 30, 2005. In connection with the acquisition of Commerce5, Buy.com expects to receive approximately $12.4 million (of which approximately $2.2 million will be held in escrow and subject to potential indemnification claims of the buyer) in exchange for its shares of Commerce5 and its termination of a non-competition agreement to which Commerce5 was subject as a result of the 1999 spin-off.

Note 16.    Stock Split

On October 17, 2005, the Company’s board of directors authorized a reverse stock split whereby each share of common stock then outstanding was converted into 0.1144 shares of common stock. In connection with the reverse stock split, the Company decreased the number of authorized common shares to 50,000,000 shares of $0.001 par value common stock. All references to share information included in the accompanying consolidated financial statements have been restated to reflect the effect of the reverse stock split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SCHEDULE

To the Stockholders

BUY.COM INC.

We have audited the consolidated financial statements of Buy.com Inc. as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 and have issued our report thereon dated February 8, 2005 (except for the matter discussed in Note 16 as to which the date is October 17, 2005) (included herein on page F-2 of this Amendment No. 8 to this Registration Statement on Form S-1). Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information included in the accompanying Schedule II—Valuation and Qualifying Accounts on page SCH-2 is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not a required part of the basic consolidated financial statements. Such information for the years ended December 31, 2002, 2003 and 2004 has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/    MAYER HOFFMAN MCCANN P.C.

MAYER HOFFMAN MCCANN P.C.

Los Angeles, California

February 8, 2005, (except for the matter

    discussed in Note 16

    as to which the date

    is October 17, 2005)

SCH-1

BUY.COM INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Charged to revenue, costs or expenses	Deductions	Balance at end of period
Year Ended December 31, 2002
Reserve for sales returns	$26	$1,129	$(988)	$167
Reserve for credit card chargebacks	$900	$523	$(1,123)	$300
Reserve for doubtful accounts	$1,078	$—	$(346)	$732

Year Ended December 31, 2003
Reserve for sales returns	$167	$997	$(921)	$243
Reserve for credit card chargebacks	$300	$147	$(266)	$181
Reserve for doubtful accounts	$732	$(182)	$24	$574

Year Ended December 31, 2004
Reserve for sales returns	$243	$779	$(593)	$429
Reserve for credit card chargebacks	$181	$615	$(358)	$438
Reserve for doubtful accounts	$574	$(100)	$(125)	$349

Nine Months Ended September 30, 2005 (unaudited)
Reserve for sales returns	$429	$716	$(994)	$151
Reserve for credit card chargebacks	$438	$322	$(355)	$405
Reserve for doubtful accounts	$349	$92	$(98)	$343

SCH-2

22 MILLION+ Over 22,000,000 Transactions Since 1997

7 MILLION+ Over 7,000,000 Unique Customers Since 1997

1.5 MILLION+ Over 1,500,000 Unique Customers in the Last 12 Months

2 MILLION+ Over 2,000,000 Stock Keeping Units from Brand Name Manufacturers

24 HOURS 24 Hours a Day

0 0 Warehouses

0 0 Inventory

PROSPECTUS , 2005

4,166,668 Shares

Common Stock

Thomas Weisel Partners LLC

Stifel Nicolaus

Neither Buy.com, the selling stockholders nor any of the underwriters has authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Through and including                 , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fees and the NASD filing fee. All of the expenses below will be paid by us.

Item
SEC registration fee	$10,152
NASD filing fee	9,125
Nasdaq National Market listing fee	100,000
Blue sky fees and expenses	10,000
Printing and engraving expenses	150,000
Legal fees and expenses	700,000
Accounting fees and expenses	250,000
Transfer Agent and Registrar fees	20,000
Miscellaneous	25,723

Total	$1,275,000

Item 14.	Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our bylaws (Exhibit 3.4 to this registration statement) provide that we will indemnify our directors and officers to the fullest extent permitted by law and require us to advance litigation expenses upon our receipt of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. Our bylaws further provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Our certificate of incorporation (Exhibit 3.2 to this registration statement) provides that we shall indemnify our directors and officers if such persons acted (i) in good faith, (ii) in a manner reasonably believed to be in or not opposed to our best interests and (iii) with respect to any criminal action or proceeding, with reasonable cause to believe such conduct was lawful. The certificate of incorporation also provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The certificate of incorporation further provides that we are authorized to indemnify our directors and officers to the fullest extent permitted by law through the bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. We have obtained liability insurance for our officers and directors.

Concurrently with this offering, we will enter into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right on account of services by that person as a director or officer of Buy.com, or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

The underwriting agreement (Exhibit 1.1 to this registration statement) provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities

The following is a summary of our transactions since December 31, 2001, involving sales of our securities that were not registered under the Securities Act:

(1) In November 2001, we completed a merger with SB Acquisition Inc., a company wholly-owned by Scott Blum, our Chief Executive Officer, Chairman and principal stockholder. As a result of the merger, we became a privately held company and SB Acquisition became our sole stockholder. In May 2002, we effected a further reorganization that included merging SB Acquisition into Buy.com. In connection with this reorganization, the outstanding shares of SB Acquisition common stock were converted into shares of our common stock and Mr. Blum received an aggregate of 13,474,095 shares of our common stock.

(2) In 2004, in connection with the merger of BuyNetwork Inc. into Buy.com, we issued an aggregate of 13,514,177 shares of our common stock to the stockholders of BuyNetwork in exchange for all of the outstanding capital stock of BuyNetwork. In connection with the merger, we also assumed all outstanding options to purchase shares of BuyNetwork’s common stock, which were granted under its 2002 Stock Option/Stock Issuance Plan. Upon their assumption, the options became exercisable for an aggregate of 475,550 shares of our common stock at an exercise price of $3.15 per share.

(3) Also in 2004, in connection with the merger of BuyMusic Inc. into Buy.com, we issued an aggregate of 1,030,744 shares of our common stock to the stockholders of BuyMusic in exchange for all of the outstanding capital stock of BuyMusic. In connection with the merger, we also assumed all outstanding options to purchase shares of BuyMusic’s common stock, which were granted under the BuyMusic Inc. 2003 Stock Option/Stock Issuance Plan. Upon their assumption, the options became exercisable for an aggregate of 36,036 shares of our common stock at an exercise price of $0.09 per share.

(4) On September 17, 2004, we acquired Metails Incorporated in a stock for stock transaction. As consideration for all of the outstanding capital stock of Metails, we issued 174,341 shares of our common stock to the stockholders of Metails.

(5) Between January 2, 2002 and April 30, 2005, we granted options to purchase shares of common stock to our employees, consultants and directors under our 2002 Stock Option/Stock Issuance Plan at exercise prices ranging from $1.49 to $16.70 per share. Of the options granted, as of October 31, 2005, options to purchase an aggregate of 2,767,981 shares remain outstanding, no shares of common stock have been purchased pursuant to exercises of options and 777,492 shares have been cancelled and returned to the option plan pool.

The sale and issuance of these securities were determined to be exempt from registration under the Securities Act (i) in reliance on Section 4(2) of such Act or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering, where the purchasers were either accredited or sophisticated and represented their intention to acquire securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and where the purchasers received or had access to adequate information about us, or (ii) in reliance on Rule 701 promulgated under the Securities Act in that the securities were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
1.1**	Form of Underwriting Agreement

3.1**	Form of Amended and Restated Certificate of Incorporation of Buy.com Inc.

3.2**	Form of Amended and Restated Bylaws of Buy.com Inc.

3.3**	Certificate of Incorporation of Buy.com Inc., as amended

3.4**	Bylaws of Buy.com Inc.

4.1**	Specimen common stock certificate

5.1	Opinion of Dorsey & Whitney LLP

10.1**	Buy.com Inc. 2002 Stock Option/Stock Issuance Plan, including forms of notices of grant and agreements

10.2**	BuyNetwork Inc. (formerly Direct Response Network Inc.) 2002 Stock Option/Stock Issuance Plan (as assumed by Buy.com Inc.), including forms of notices of grant and agreements

10.3**	BuyMusic Inc. 2003 Stock Option/Stock Issuance Plan (as assumed by Buy.com Inc.), including forms of notices of grant and agreements

10.4**	Buy.com Inc. 2005 Equity Incentive Plan

10.5**†	Resale Agreement, dated March 10, 1999 (as amended), between Buy.com Inc. and Ingram Micro Inc.

10.6**†	Internet Data Center Services Agreement, dated June 30, 1998, and Master Services Agreement Order Form, as amended, between Buy.com Inc. and SAVVIS Communications Corporation (formerly Exodus Communications, Inc.)

10.7**†	Master Services Agreement, dated April 5, 2004 (as amended), between Buy.com Inc. and vCustomer Corporation

10.8**	Form of promissory notes issued to ThinkTank Holdings LLC by Buy.com Inc.

10.9**†	Reimbursement Agreement, dated December 20, 2002, between Buy.com Inc., Scott A. Blum and the Scott A. Blum Separate Property Trust U/D/T 8/2/95

10.10**†	Security Agreement, dated December 20, 2002, between Buy.com Inc., Scott A. Blum and the Scott A. Blum Separate Property Trust U/D/T/ 8/2/95

10.11**†	Guaranty dated December 30, 2002 by United Commerce Services, Inc. to Scott A. Blum and the Scott A. Blum Separate Property Trust U/D/T/ 8/2/95

10.12**†	Security Agreement, dated December 30, 2002, between United Commerce Services, Inc. and Scott A. Blum and the Scott A. Blum Separate Property Trust U/D/T/ 8/2/95

10.13**†	Guaranty dated March 3, 2004 by Scott A. Blum, the Scott A. Blum Separate Property Trust U/D/T/ 8/2/95, Value Capital LLP and ThinkTank LLC to Ingram Micro Inc.

Exhibit Number	Description

10.14**†	Subordination Agreement, dated March 3, 2004, by Buy.com Inc., Scott A. Blum and the Scott A. Blum Separate Property Trust U/D/T/ 8/2/95 for the benefit of Ingram Micro Inc.

10.15**	Security Agreement, dated March 3, 2004, between Buy.com Inc. and Ingram Micro Inc.

10.16**†	Merchant Services Bankcard Agreement, dated September 3, 1998 (as amended), between Buy.com Inc., First Financial Bank and Chase Merchant Services, L.L.C.

10.17**†	Guaranty dated June 20, 2003 by the Scott A. Blum Separate Property Trust U/D/T 8/2/95 to New Age Electronics, Inc.
10.18**	Guaranty and Suretyship Agreement, dated January 17, 2003, by the Scott A. Blum Separate Property Trust U/D/T 8/2/95 to American Express Travel Related Services Company, Inc.

10.19**	Summit Lease, dated June 1999 (as amended), between Buy.com Inc. and AEW\Parker II, LLC

10.20**	Form of Indemnification Agreement

21.1**	Subsidiaries of Buy.com Inc.

23.1	Consent of Mayer Hoffman McCann P.C.

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

24.2**	Power of Attorney (for Michael A. Piraino)

24.3**	Power of Attorney (for James C. Watson)

**	Previously filed.

†	Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.

(b) Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

The registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Buy.com pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aliso Viejo, State of California, on December 14, 2005.

Buy.com Inc.

By:	/s/ SCOTT A. BLUM
Scott A. Blum Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on December 14, 2005.

Signature	Title

/S/ SCOTT A. BLUM Scott A. Blum	Chairman of the Board and Chief Executive Officer (principal executive officer)

/S/ NEEL GROVER Neel Grover	President, Chief Operating Officer, Director and Secretary

/S/ ROBERT R. PRICE Robert R. Price	Chief Financial Officer (principal financial and accounting officer)

* Donald M. Kendall	Director

* Michael A. Piraino	Director

* Charles W. Richion	Director

* James C. Watson	Director

*By:	/s/ NEEL GROVER
Neel Grover as attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1**	Form of Underwriting Agreement

3.1**	Form of Amended and Restated Certificate of Incorporation of Buy.com Inc.

3.2**	Form of Amended and Restated Bylaws of Buy.com Inc.

3.3**	Certificate of Incorporation of Buy.com Inc., as amended

3.4**	Bylaws of Buy.com Inc.

4.1**	Specimen common stock certificate

5.1	Opinion of Dorsey & Whitney LLP

10.1**	Buy.com Inc. 2002 Stock Option/Stock Issuance Plan, including forms of notices of grant and agreements

10.2**	BuyNetwork Inc. (formerly Direct Response Network Inc.) 2002 Stock Option/Stock Issuance Plan (as assumed by Buy.com Inc.), including forms of notices of grant and agreements

10.3**	BuyMusic Inc. 2003 Stock Option/Stock Issuance Plan (as assumed by Buy.com Inc.), including forms of notices of grant and agreements

10.4**	Buy.com Inc. 2005 Equity Incentive Plan

10.5**†	Resale Agreement, dated March 10, 1999 (as amended), between Buy.com Inc. and Ingram Micro Inc.

10.6**†	Internet Data Center Services Agreement, dated June 30, 1998, and Master Services Agreement Order Form, as amended, between Buy.com Inc. and SAVVIS Communications Corporation (formerly Exodus Communications, Inc.)

10.7**†	Master Services Agreement, dated April 5, 2004 (as amended), between Buy.com Inc. and vCustomer Corporation

10.8**	Form of promissory notes issued to ThinkTank Holdings LLC by Buy.com Inc.

10.9**†	Reimbursement Agreement, dated December 20, 2002, between Buy.com Inc., Scott A. Blum and the Scott A. Blum Separate Property Trust U/D/T 8/2/95

10.10**†	Security Agreement, dated December 20, 2002, between Buy.com Inc., Scott A. Blum and the Scott A. Blum Separate Property Trust U/D/T/ 8/2/95

10.11**†	Guaranty dated December 30, 2002 by United Commerce Services, Inc. to Scott A. Blum and the Scott A. Blum Separate Property Trust U/D/T/ 8/2/95

10.12**†	Security Agreement, dated December 30, 2002, between United Commerce Services, Inc. and Scott A. Blum and the Scott A. Blum Separate Property Trust U/D/T/ 8/2/95

10.13**†	Guaranty dated March 3, 2004 by Scott A. Blum, the Scott A. Blum Separate Property Trust U/D/T/ 8/2/95, Value Capital LLP and ThinkTank LLC to Ingram Micro Inc.

10.14**†	Subordination Agreement, dated March 3, 2004, by Buy.com Inc., Scott A. Blum and the Scott A. Blum Separate Property Trust U/D/T/ 8/2/95 for the benefit of Ingram Micro Inc.

10.15**	Security Agreement, dated March 3, 2004, between Buy.com Inc. and Ingram Micro Inc.

10.16**†	Merchant Services Bankcard Agreement, dated September 3, 1998 (as amended), between Buy.com Inc., First Financial Bank and Chase Merchant Services, L.L.C.

10.17**†	Guaranty dated June 20, 2003 by the Scott A. Blum Separate Property Trust U/D/T 8/2/95 to New Age Electronics, Inc.

Exhibit Number	Description
10.18**	Guaranty and Suretyship Agreement, dated January 17, 2003, by the Scott A. Blum Separate Property Trust U/D/T 8/2/95 to American Express Travel Related Services Company, Inc.

10.19**	Summit Lease, dated June 1999 (as amended), between Buy.com Inc. and AEW\Parker II, LLC

10.20**	Form of Indemnification Agreement

21.1**	Subsidiaries of Buy.com Inc.

23.1	Consent of Mayer Hoffman McCann P.C.

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

24.2**	Power of Attorney (for Michael A. Piraino)

24.3**	Power of Attorney (for James C. Watson)

**	Previously filed.

†	Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.